As confidentially submitted to the U.S. Securities and Exchange Commission on March 11, 2025

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE

SECURITIES ACT OF 1933

GENFLAT HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	8742	84-3639946
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1983 N Berra Blvd, Tooele, UT 84074

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Agents And Corporations, Inc.

1201 Orange St Ste 600 One Commerce Center

Wilmington, DE 19801

302-575-0877

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
David M. Bovi, Esq. David M. Bovi, P.A. 2855 PGA Blvd., Ste 150 Palm Beach Gardens, FL 33410 561-655-0665	[ ]

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	March [ ], 2025

GENFLAT HOLDINGS, INC.

[  ] Common Shares

We are offering [  ] shares of common stock, par value $0.001 (“common stock”) of GenFlat Holdings, Inc. (the “Company,” “GenFlat,” “we,” “our,” or “us”), at an estimated public offering price at $[  ] per share.

There is currently a limited public trading market for our common stock. Our common stock is currently quoted on the OTC Pink Marketplace operated by the OTC Markets Group Inc. (“OTC”) under the symbol “GFLT.” In connection with this offering, we have applied to have our common stock listed on the Nasdaq Capital Market under the symbol “GFLT.” No assurance can be given that our listing application will be approved or, if we receive approval, that a trading market will develop, if developed, that it will be sustained, or that the trading prices of our common stock on the OTC will be indicative of the prices of our common stock if our common stock were traded on the Nasdaq Capital Market. If our listing application is not approved by The Nasdaq Stock Market LLC (“Nasdaq”), we will not consummate the offering and will terminate this offering. The public offering price per share will be determined at the time of pricing and may be at a discount to the current market price. The recent market price used throughout this prospectus may not be indicative of the final offering price.

On March [  ], 2025, the last reported sales price for our common stock as quoted on the OTC was $[  ] per share.

We are an “emerging growth company” and a “smaller reporting company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings. See “Implications of Being an Emerging Growth Company.”

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page [  ] of this prospectus. You should carefully consider these risk factors, as well as the information contained in this prospectus, before purchasing any of the securities offered by this prospectus.

	Per Unit	Total
Offering price	$	$
Underwriter’s discounts and commissions (1)	$	$
Proceeds to our company before expenses (2)	$	$

(1)

We have agreed to reimburse [Unnamed Underwriter] the representative of the underwriters (“Unnamed Underwriter”, for certain expenses. See “Underwriting” on page [  ] for additional information regarding total underwriter compensation.

(2)	The amount of offering proceeds to us presented in this table does not give effect to any exercise of the underwriters’ over-allotment option we have granted to the underwriters as described below.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We have granted a 45-day option to Unnamed Underwriter, exercisable one or more times in whole or in part, to purchase up to [  ] additional shares of common stock at a public offering price of $[  ] per share, less the underwriting discounts payable by us, in any combination solely to cover over-allotments, if any. The securities issuable upon exercise of this overallotment option are identical to those offered by this prospectus and have been registered under the registration statement of which this prospectus forms a part.

We have agreed to issue to Unnamed Underwriter, as the underwriter or its designees, at the closing of the offering, warrants to purchase a number of common shares equal to seven percent (7%) of the common shares issued in the offering (the “Underwriter Warrants”). See “Underwriting.” This prospectus also relates to the common shares issuable upon exercise of the Underwriter Warrants.

The underwriters expect to deliver the securities against payment in New York, New York on or about [  ].

Sole Book-Running Manager

Unnamed Underwriter

a division of [__________]

The date of this prospectus is [  ], 2025.

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Through and including __________________, 2025 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus we have prepared. We take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date. You should also read this prospectus together with the additional information described under “Where You Can Find More Information.”

Unless the context otherwise requires, we use the terms “we,” “us,” “Company,” “GenFlat,” and “our” to refer to GenFlat Holdings, Inc. and its subsidiaries.

Solely for convenience, our trademarks and tradenames referred to in this prospectus, may appear without the ® or ™ symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and tradenames. All other trademarks, service marks and trade names included or incorporated by reference into this prospectus, or the accompanying prospectus are the property of their respective owners.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes thereto that are included elsewhere in this prospectus, before making an investment decision. Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to “GenFlat,” the “Company,” “we,” “us,” and “our” refer to GenFlat Holdings, Inc., and its subsidiaries.

Overview

On September 9, 2019 (commencement of operations), our Company, operating as Healthcare Business Resources Inc. was organized in Delaware to provide consulting services to healthcare organizations. On December 20, 2023, we closed a share exchange agreement with GenFlat, Inc., a Delaware corporation incorporated in Delaware on July 25, 2022, and GenFlat, Inc. stockholders who owned 97.22% of the outstanding shares of common stock of GenFlat, Inc. Pursuant to the share exchange agreement, at the closing, the Company acquired 97.22% of the outstanding shares of common stock of GenFlat, Inc. from GenFlat, Inc. stockholders who were a party to the Share Exchange Agreement. As a result of the closing of the share exchange agreement, a change in control of the Company occurred whereby the existing members of the Company’s executive management and board of directors resigned, and GenFlat, Inc.’s designees were appointed as members of the Company’s executive management and board of directors. Additionally, the Company discontinued all aspects of its health care consulting business to solely focus on developing the GenFlat, Inc. business plan. Further, in accordance with “reverse acquisition” accounting treatment, the historical financial statements of GenFlat, Inc. as of period ends, and for periods ended, prior to the acquisition became the historical financial statements of our Company in all future filings with the SEC, and our fiscal year end changed to June 30.

On May 17, 2024, our Company changed its name from Healthcare Business Resources Inc. to GenFlat Holdings, Inc. and effectuated a reverse stock split of our common stock at a ratio of one-for-one hundred (1:100). The reverse split is presented retroactively in this prospectus. The OTC Market Effective Date for our common stock to commence trading as GenFlat under the symbol “GFLT” on a post-reverse split basis on OTC Pink was May 20, 2024.

Unless the context otherwise requires, all references to the “Company,” “GenFlat,” “we,” “our” or “us” and other similar terms means GenFlat Holdings, Inc. and its subsidiaries.

Our Company is an early-stage company that developed a collapsible marine container (the “GenFlat Container”), that can be collapsed when emptied and stacked in bundles of four collapsed containers that take the same space as a standard marine container. When GenFlat Containers are stacked 4-to-1, they can save up to 75% on: 1) freight costs, terminal handling fees, transloading fees, and other fees; 2) carbon emitted by ocean vessels, trucks, and trains by reducing the number of trips necessary; and 3) space required at ports, container yards, and distribution centers.. We operate as a container sales and leasing company and supply GenFlat’s patented marine container primarily to shipping line customers under a variety of short and long-term lease structures. We commenced commercial operations in May of 2024. Presently, our commercial operations consist of an equipment lease agreement to provide GenFlat Containers to one customer. The lease agreement demonstrates commercial acceptance of our GenFlat container. Our Company is also in various stages of evaluation with potential customers to lease GenFlat Containers including shipping lines, retailers, logistics companies, and the United States military. The Company also has a non-commercial proof-of-concept agreement with a freight forwarding company in the Middle East, which commenced in August 2024. In November 2024, we announced a strategic partnership with Discount Tire, one of the world’s largest tire retailers. Under the agreement, Discount Tire is utilizing GenFlat’s innovative collapsible containers to streamline tire shipments on a closed-loop route from Thailand to California.

In 2023, global container shipping volumes experienced both peaks and troughs, reflecting the broader economic environment. According to industry estimates, the overall container throughput for the year was slightly lower than in 2022, with volumes estimated to be around 820 million Twenty-foot Equivalent Units (“TEUs”). This represented a marginal decline of approximately 2-3% compared to the previous year, indicating a period of adjustment after the pandemic-induced surge in trade volumes. Approximately 3.9 million TEU of containers were added to the global fleet in 2023. The total volume of leased TEU continues to grow.

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GenFlat has a handful of competitors, including 4Fold, Spectainer, Staxxon, Compact Container Systems, and Navlandis. None of GenFlat’s competitors has penetrated the container shipping market. GenFlat’s competitors utilize a variety of collapsing methods and equipment required for collapsing. GenFlat’s competitive advantages include: 1) the fastest collapsing and expanding process; 2) the most durable collapsible containers; 3) and the least disruptive collapsing equipment and collapsing method. GenFlat is also the only collapsible container company that offers multiple container sizes.

The GenFlat Containers are manufactured by China International Mariner Containers (“CIMC”) in Dalian, China. Manufacturing and marketing of GenFlat containers commenced in September 2023, and we commenced commercial operations in May of 2024.

Risks Associated with our Business

Our ability to execute our future business growth strategy is subject to numerous risks, as more fully described in the section captioned “Risk Factors” immediately following this prospectus summary. An investment in our common stock involves a high degree of risk. You should carefully consider the risks summarized below. These risks are discussed more fully in the section titled “Risk Factors” following this prospectus summary. These risks include, but are not limited to, the following:

●	Because GenFlat remains in the early stages of development and may never become commercially viable, you may lose some or all of your investment.
●	Our registered public accounting firm has expressed substantial doubt about our Company’s ability to continue as a going concern in their audit report.
●	A variety of factors, either alone or in concert with each other, could result in our commercialization efforts being delayed or unsuccessful.
●	If we fail to obtain market acceptance of our GenFlat Container, we will not be able to successfully implement our business plan and commercialize our business.
●	We rely on third parties in many aspects of our business who may not perform satisfactorily, which could ultimately harm our business operations.
●	We face substantial competition, which may result in others developing or commercializing products successfully than we do.

Corporate Information

Our principal executive offices are located at 1983 N Berra Blvd, Tooele, UT 84074 and our telephone number 435-830-6979.

Listing on the Nasdaq Capital Market

Our common stock is currently quoted on the OTC under the symbol “GFLT.” In connection with this offering, we have applied to have our common stock listed on the Nasdaq Capital Market under the symbol “GFLT”. If approved, we expect to list our common stock offered in this offering on Nasdaq upon consummation of this offering, at which point our common stock will cease to be traded on the OTC. No assurance can be given that our listing application will be approved. This offering will occur only if Nasdaq or another securities exchange approves the listing of our common stock. If Nasdaq or another U.S. securities exchange does not approve the listing of our common stock, we will not proceed with this offering. There can be no assurance that our common stock will be listed on the Nasdaq or another securities exchange.

Inflation Risk

We do not believe that inflation has had a material effect on our business, results of operations, or financial condition. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs. Our inability or failure to do so could harm our business, results of operations, or financial condition.

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Going Concern

As reflected in the accompanying consolidated financial statements, the Company has nominal revenue generating operations and has an accumulated deficit. In addition, the Company has experienced negative cash flows from operations since inception. This raises substantial doubt about its ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital and implement its business plan. There can be no assurance that any additional financings would be available to the Company on satisfactory terms and conditions, if at all.

Recent Developments

In November 2024, we announced a strategic partnership with Discount Tire, one of the world’s largest tire retailers. Under the agreement, Discount Tire is utilizing GenFlat’s innovative collapsible containers to streamline tire shipments on a closed-loop route from Thailand to California. Once the tires are offloaded, the containers are collapsed, with four collapsed units stacked in the space of a single container. The collapsed containers are then shipped back to Thailand for reloading. The first-round voyage was completed in February of 2025. This approach significantly optimizes shipping space, reduces repositioning costs, and minimizes carbon emissions. Of this partnership, Scott Spata, Chief Supply Chain Officer of Discount Tire said: “[w]e are excited to work with GenFlat on this initiative. We are always looking for ways to minimize our footprint and we are confident our utilization of GenFlat’s cost-cutting sustainable container solution will reduce carbon emissions and capital investments like never before.”

In August 2024, GenFlat commenced a proof-of-concept partnership with BAFCO International, involving the shipment of containers from Shenzhen, China, to Dammam, Saudi Arabia, and back to China. This partnership highlights the immense opportunities in the Middle East, as most containers that go from the Middle East back to China are empty.

In May 2024, we commenced a private offering of up to 1,200,000 shares of our common stock at the offering price of $6.00 per share. This offering is currently open. To date [as of 03.06.2025], we have issued a total of 233,709 shares for total consideration of $1,402,254. No registration rights were provided to these stockholders in connection with this private offering.

On January 25, 2024, our board of directors (“Board”) approved and adopted, and a majority of our stockholders approved (i) amending our Company’s certificate of incorporation to change the Company’s name from Healthcare Business Resources Inc. to GenFlat Holdings, Inc. and to authorize, but not require, our Board to effect a reverse split of our common stock at a ratio of one-for-one hundred (1:100); and (ii) amending the Company’s 2020 Equity Incentive Plan to increase the number of shares of common stock reserved pursuant to the Company’s 2020 Plan from 80,000 to 1,500,000 shares of common stock, after giving effect to the reverse split. On May 17, 2024, the Company changed its name to GenFlat Holdings, Inc., effected a reverse split of its common stock at a ratio of one-for-one hundred (1:100), and amended its 2020 Equity Incentive Plan. Upon effectiveness of the reverse split, the par value of the common stock remained at $0.001 per share and the number of authorized shares of common stock is fixed at twenty-five million (25,000,000) shares of common stock. The reverse split is presented retroactively in this prospectus.

On October 18, 2023, the Company entered into a share exchange agreement with GenFlat, Inc. and GenFlat, Inc. shareholders who owned 97.22% of the outstanding shares of common stock of GenFlat, Inc. Pursuant to the share exchange agreement, all GenFlat, Inc. shareholders who were parties to the share exchange agreement received 10,438,470 shares of common stock of the Company in exchange for their shares of GenFlat, Inc. common stock on a pro rata basis. The share exchange agreement closed on December 20, 2023. Additionally, 110,000 shares of outstanding Company common stock were canceled, resulting in 10,541,500 shares of common stock issued and outstanding as of the closing date.

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On September 8, 2023, our stockholders approved an amendment to our Company’s certificate of incorporation to increase the total number of shares of common stock that it shall have authority to issue from 2,000,000 shares to 2,500,000,000 shares. The amendment was filed with the Secretary of the State of Delaware and became effective on October 16, 2023.

Prior to the closing of the December 20, 2023 share exchange with our Company, GenFlat, Inc. sold a total of 564,628 shares of its common stock in exchange for net cash proceeds of $2,289,300. Of these shares, 33,333 were issued after June 30, 2024. GenFlat, Inc. also returned $50,000 in cash to an investor who subscribed to shares during that offering. No registration rights were provided to these stockholders in connection with this private offering.

During Q4 of 2024, GenFlat completed the engineering of a 20-foot collapsible container and a 40-foot high cube container, greatly expanding commercial opportunities throughout the world.

Implications of Being a Smaller Reporting Company

As a smaller reporting company, we are eligible for exemptions from various reporting requirements applicable to other public companies that are not smaller reporting companies, including, but not limited to:

●	Reduced disclosure obligations (e.g., matters regarding executive compensation) in our periodic reports, proxy statements and registration statements; and

●	Not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).

We will remain a smaller reporting company until the end of the fiscal year in which (i) we have a public common equity float of more than $250 million, or (ii) we have annual revenues for the most recently completed fiscal year of more than $100 million plus we have a public common equity float or public float of more than $700 million. We also would not be eligible for status as smaller reporting company if we become an investment company, an asset-backed issuer or a majority-owned subsidiary of a parent company that is not a smaller reporting company.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our shareholders may be different from what you might receive from other public reporting companies in which you hold equity interests.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” within the meaning of the federal securities laws. For as long as we are an emerging growth company, we will not be required to comply with the requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, the reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and the exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these reporting exemptions until we are no longer an emerging growth company.

Following this offering, we will continue to qualify as an emerging growth company until the earliest to occur of (1) the last day of the fiscal year during which we had total annual gross revenues of at least $1.235 billion (as indexed for inflation), (2) the last day of the fiscal year following the fifth anniversary of the date of our public offering under this prospectus, (3) the date on which we have, during the previous three-year period, issued more than $1.235 billion in non-convertible debt and (4) the date on which we are deemed to be a “large accelerated filer,” as defined under the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”). We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act, that allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

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SUMMARY OF THE OFFERING

Issuer:	GenFlat Holdings, Inc.

Securities offered:	[ ] shares of common stock at an estimated public offering price of $[ ] per share.

Over-allotment option:

We have granted to Unnamed Underwriter a 45-day option to purchase up to [  ] additional shares of our common stock at a public offering price of $[  ] per share, less the underwriting discounts payable by us, in any combination solely to cover over-allotments, if any.

Common stock outstanding before this offering:	[10,773,543] shares

Common stock outstanding after the offering(1):	[ ] shares, or [ ] shares if the underwriters exercise their over-allotment option in full.

Use of proceeds:

We estimate that the net proceeds to us from this offering will be approximately $[  ] million, or approximately $[  ] million if the underwriters exercise their over-allotment option in full, assuming an offering price of $[  ] per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us..

We intend to use the net proceeds of this offering primarily for working capital, as well as for general corporate purposes. See “Use of Proceeds” for additional information.

Underwriters’ compensation:

In connection with this offering, the underwriters will receive an underwriting discount equal to 7% of the gross proceeds from the sale of common stock in the offering. We will also reimburse the underwriters for certain out-of-pocket actual expenses related to the offering. For additional information regarding our arrangement with the underwriters, please see “Underwriting” for additional information.

Proposed Nasdaq Capital Market trading symbol and listing:

Our common stock is quoted on the OTC Pink under the symbol “GFLT”. We have applied to the Nasdaq Capital Market to list our common stock under the symbol “GFLT”. No assurance can be given that our listing application will be approved.

Lock-up agreements:

We, our directors, executive officers, and holders who own 18,000 or more of our outstanding common stock have agreed with the underwriters not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our common stock or securities convertible into common stock for a period of 180 days, commencing on the date of this prospectus. See “Underwriting” for additional information.

Dividend policy:	We have not historically paid dividends on our common stock and do not anticipate paying dividends on our common stock for the foreseeable future.

Transfer agent:	Vstock Transfer, LLC
Risk factors:

An investment in our securities involves a high degree of risk. See “Risk Factors” beginning on page [  ] and the other information contained in this prospectus for a discussion of factors you should carefully consider before investing in our securities.

(1)

The total number of shares of common stock that will be outstanding after this offering is based on [10,773,543] shares of common stock outstanding as of March [__], 2025. Unless otherwise indicated, the shares outstanding after this offering exclude the following:

●	700,000 shares of common stock issuable upon the exercise of outstanding options at a weighted exercise price of $6.00 per share issued pursuant to our Company’s Restated 2020 Equity Incentive Plan.

●	900,000 shares of common stock reserved for future issuance pursuant to our Restated 2020 Equity Incentive Plan. See “Description of Our Securities” for additional information.

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RISK FACTORS

An investment in the shares of common stock offered under this prospectus involves a high degree of risk. You should carefully consider and evaluate all of the information contained in this prospectus and in the documents that we incorporate by reference herein before you decide to invest in our shares of common stock. In particular, you should carefully consider and evaluate the risks and uncertainties described under the heading “Risk Factors” in this prospectus and in the documents incorporated by reference herein. Investors are further advised that the risks described below may not be the only risks that we face. Additional risks that we do not yet know of, or that we currently think are immaterial, may also negatively impact our business operations or financial results. Any of the risks and uncertainties set forth in this prospectus and in the documents incorporated by reference herein, as updated by annual, quarterly and other reports and documents that we file with the SEC and incorporate by reference into this prospectus, could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the value of our shares of common stock.

RISKS RELATED TO OUR COMPANY AND OUR BUSINESS

Our registered public accounting firm has expressed substantial doubt about the Company’s ability to continue as a going concern in their audit report.

GenFlat does not have a history of profitable operations. As a result, the Company’s registered public accounting firm in their audit report has expressed substantial doubt about the Company’s ability to continue as a going concern. Continued operations are dependent on the Company’s ability to generate profitable operations. Furthermore, our Company has incurred an accumulated deficit of $5,755,212 from inception to December 31, 2024 and has not fully implemented its business plan. The financial statements do not include any adjustments that might result from the uncertainty about the Company’s ability to continue its business. If we are unable to obtain additional financing from outside sources and eventually produce sufficient revenue, we may be forced to sell our assets, or curtail or discontinue our operations.

As described in Note 1 of our audited financial statements contained, our auditors have issued a going concern opinion on our June 30, 2024 financial statements, expressing substantial doubt that we can continue as an ongoing business for the next twelve months after issuance of their report based on our history of negative cash flows from operations and reporting of a net loss, and the expectation that we will continue to report negative cash flows from operations and a net loss. At June 30, 2024 the Company had not yet achieved consistent profitable operations and expects to incur further losses in the development of its business, all of which raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has initiated a formal sales and marketing plan including direct email campaigns, industry events, and business to business digital advertising to generate sales. The Company also intends to raise funds through an equity offering to meet the capital requirements to manufacturer its products. However, there is no assurance of additional funding being available through these plans or other sources.

We have incurred substantial operating losses since our inception and will continue to incur substantial operating losses for the foreseeable future.

Since its inception, GenFlat has been engaged primarily in the research and development of the GenFlat Container. As a result of these activities, we incurred significant losses and experienced negative cash flow since our inception. We incurred a net loss of $2,604,858 for the six months ended December 31, 2024, and a net loss of $1,214,383 for the year ended June 30, 2024 and $875,821 for the year ended June 30, 2023. As of December 31, 2024, we had an accumulated deficit of $5,755,212. We anticipate that we will continue to incur operating losses through at least June 2025.

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We may not be able to generate significant revenue either through customer contracts for our potential products or technologies or through development contracts from the U.S. government or government subcontractors. We expect to improve and expand production, sales, marketing and administrative systems and processes. As a result, we will need to generate significant revenue to achieve profitability. We cannot assure you that we will ever achieve profitability.

We will require additional capital to continue to fund our operations and if we do not obtain additional capital, we may be required to substantially limit our operations.

Our business does not presently generate the cash needed to finance our current and anticipated operations. Based on our current operating plan and budgeted cash requirements, we believe that we will need to obtain additional future financing after that time to finance our operations until such time that we can conduct profitable revenue-generating activities. We expect that we will need to seek additional funding through public or private financings, including equity financings. Poor financial results, unanticipated expenses or unanticipated opportunities could require additional financing sooner than we expect. We are currently conducting a $7,200,000 private common stock offering and to date, we have raised $1,392,260 from this offering. We cannot assure you that we will raise the remaining amount of this private offering or that any amount raised to date, pursuant to this offering or in the future will be sufficient to finance our operations. Other additional financing may not be available when we need it or may not be available on acceptable terms.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed herein. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect.

Additional financing may not be available to us, due to, among other things, our Company not having a sufficient credit history, income stream, profit level, asset base eligible to be collateralized, or market for its securities. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our existing stockholders may be reduced, and these securities may have rights superior to those of our common stock. If adequate funds are not available to satisfy our long-term capital requirements, or if planned revenues are not generated, we may be required to substantially limit our operations.

Our Company is in an early stage of development and it may not be able to develop its business as anticipated.

GenFlat is an early-stage company that developed a more sustainable collapsible marine container to replace traditional standard marine containers. GenFlat operates as a marine container sales and leasing company and supplies GenFlat’s patented marine container primarily to shipping line customers under a variety of short and long-term lease structures.  We have multiple agreements in place for use of GenFlat containers, and we have generated nominal revenue to date.  Our business prospects are difficult to predict because of our limited operating history, early stage of development, and unproven business strategy. Although our management believes that our current business plan has significant potential, our Company may never attain profitable operations and our management may not succeed in realizing its business objectives. If we are not able to execute our business plan as anticipated, our Company may not be able to achieve profitability, and you may lose your entire investment in our securities.

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Because we have a limited operating history, you may not be able to accurately evaluate our operations.

Our GenFlat business has had limited operations to date. Therefore, we have a limited history upon which to evaluate the merits of investing in our Company. You should be aware of the difficulties normally encountered by newer businesses and the high rate of failure of such enterprises.  The likelihood of success must be considered considering the problems, expenses, difficulties, complications and delays encountered in connection with the operations that we may undertake.  These potential problems include, but are not limited to, unanticipated problems relating to the ability to generate enough cash flow to operate our business, and additional costs and expenses that may exceed current estimates. We expect to incur significant losses into the foreseeable future. We recognize that if our business is not succeeding, we will not be able to continue business operations.  There is limited history upon which to base any assumption as to the likelihood that we will prove successful, and we may never achieve profitable operations.  If we are unsuccessful in addressing these risks, our business will most likely fail.

We are marketing a new product, the GenFlat Container, and if we fail to accurately predict market growth for the GenFlat Container, we may suffer substantial losses.

We are devoting significant resources to bring to market the GenFlat Container.  We cannot assure you that the market for the GenFlat Container will grow or that we will be able to accurately forecast market demand, or lack thereof, in time to respond appropriately. Our investment of resources into the GenFlat Container may either be insufficient to meet actual demand or result in expenses that are excessive in light of actual sales volumes. Failure to predict growth and demand accurately may cause us to suffer substantial losses. In addition, as we enter this market, there is a significant risk that:

•	The market may not accept the price and/or performance of our GenFlat Container;
•	There may be issued patents we are not aware of that could block our entry into the market or could result in excessive litigation; and
•	The time required for us to achieve market acceptance of our GenFlat Container may exceed our capital resources that would require additional investment.

If we fail to develop our brands cost-effectively, our business may be adversely affected.

Successful promotion of our GenFlat Container will depend largely on the effectiveness of our marketing efforts and on our ability to provide a reliable and useful product at competitive prices. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract enough new customers or retain existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business and results of operations could suffer.

If we are unable to attract new customers and retain customers on a cost-effective basis, our business and results of operations will be affected adversely.

To succeed, we must attract and retain customers on a cost-effective basis, many of whom have not previously used marine container products like ours. We will rely upon various third-parties, including channel partnerships with logistics companies, associations, ports and consultants. In addition, we intend to rely on a variety of other methods to market our product, including, among others, identifying prospective clients through the personal and professional relationships of our management team, attending conferences, trade shows and other industry events, online advertising and word of mouth. If we are unable to utilize any of our current or intended marketing initiatives or the cost of such initiatives were to significantly increase or such initiatives or our efforts to satisfy our existing customers are not successful, we may not be able to attract new customers or retain customers on a cost-effective basis and, as a result, our revenue and results of operations would be affected adversely.

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Our operating plan relies in large part upon assumptions and analyses developed by our Company. If these assumptions or analyses prove to be incorrect, our actual operating results may be materially different from our forecasted results.

Whether actual operating results and business developments will be consistent with our Company’s expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside of our control, including, but not limited to:

●	whether we can obtain sufficient capital to sustain and grow its business;
●	our ability to manage the company’s growth;
●	whether we can manage relationships with key vendors and advertisers;
●	demand for our products and services;
●	the timing and costs of new and existing marketing and promotional efforts and/or competition;
●	our ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel; and
●	the overall strength and stability of domestic and international economies;

Unfavorable changes in any of these or other factors, most of which are beyond our control, could materially and adversely affect our business, results of operations and financial condition.

Our business plan is speculative and our business model is evolving.

Our present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that our Company will generate significant revenues or profits. In addition, our business model is unproven and is likely to continue to evolve. Accordingly, our initial business model may not be successful and may need to be changed. Our ability to generate significant revenues will depend, in large part, on our ability to successfully market our products to potential users who may not be convinced of the need for our products and services. We intend to continue to develop our business model as our Company continues to grow.

We purchase our GenFlat Containers from one container manufacturer based in China, potentially limiting our ability to maintain an adequate supply of GenFlat Containers and increasing our risk of negative outcomes from any manufacturing disputes.

All of our GenFlat Containers are currently manufactured pursuant to our exclusive Teaming Agreement with China International Marine Containers (“CIMC”) in Dalian, China. In addition, the container manufacturing industry in China is highly concentrated. In the event that it were to become more difficult or more expensive for us to procure containers in China because of further consolidation among container suppliers, reduced production by our supplier, increased tariffs imposed by the United States or other governments or for any other reason, we may be unable to fully pass these increased costs through to our customers in the form of higher lease rates and we may not be able to adequately invest in and grow our container fleet.

Additionally, we may face significant challenges in the event of disputes with CIMC due to the limited number of potential alternative suppliers and higher uncertainty of outcomes for commercial disputes in China. Such disputes could involve the manufacturer’s warranties or the manufacturer’s ability and willingness to comply with key terms of our Teaming Agreement or other purchase agreements such as container quantities, container quality, delivery timing and price.

The market in which we participate is competitive and, if we do not compete effectively, our operating results could be harmed.

The market in which we participate is competitive, and the barriers to entry are relatively low. With the influx of new entrants to the market, we expect competition to persist and intensify in the future, which could harm our ability to increase sales, limit customer attrition and maintain our prices.

Competition could result in reduced sales, reduced margins or the failure of our GenFlat Containers to achieve or maintain more widespread market acceptance, any of which could harm our business. We will be competing with large established businesses possessing large, existing customer bases, substantial financial and marketing resources and established distribution channels, customer bases and customer relationships. If we are unable to compete with such companies, our Company could fail in its entirety.

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We are subject to the risks frequently experienced by early-stage companies.

The likelihood of our success must be considered in light of the risks frequently encountered by early-stage companies, especially those formed to develop and market new products. These risks include our potential inability to:

•	Establish product sales and marketing capabilities;
•	Establish and maintain markets for our products;
•	Identify, attract, retain and motivate qualified personnel;
•	Develop outside contractor relationships;
•	Maintain our reputation and build trust with customers;
•	Scale up from small initial operations to larger scale operations on a consistent basis;
•	Contract for or develop the internal skills needed to master larger operational scales; and
•	Sufficiently fund the capital expenditures required to scale up from small initial operations to larger operations.

If we fail to effectively manage our growth our business could suffer.

Our Company anticipates that a period of significant expansion will be required to achieve the objectives set forth in our GenFlat business plan. This expansion will place a significant strain on our Company’s management, operational and financial resources. To manage the expected growth of our operations and personnel, we must establish appropriate and scalable operational and financial systems, procedures and controls, and we must continue to establish qualified finance, administrative and operations staff. As a reporting company, our Company and its management will have to implement internal controls to comply with government-mandated regulations. Our management may be unable to hire, train, retain, motivate and manage the necessary personnel or to identify, manage and exploit potential strategic relationships and market opportunities. Our failure to manage growth effectively could have a material and adverse effect on our business, results of operations and financial condition, including the value of our securities.

The international nature of our business exposes us to numerous risks.

We are subject to numerous risks inherent in conducting business across national boundaries, any one of which could adversely impact our business. Risks of international operations include, but are not limited to:

•	the imposition of tariffs or other trade barriers;
•	difficulties with enforcement of lessees' obligations across various jurisdictions;
•	changes in governmental policy or regulation affecting our business and industry, including as a result of the political relationship between the U.S. and other countries;
•	restrictions on the transfer of funds into or out of countries in which we operate;
•	political and social unrest or instability;
•	nationalization of foreign assets;
•	military conflicts;
•	government protectionism;
•	health or similar issues, including epidemics and pandemics; and
•	labor or other disruptions at key ports or at manufacturing facilities of our suppliers.

Our ability to enforce lessees’ obligations will be subject to applicable law in the jurisdiction in which enforcement is sought. As containers are used in international commerce, it is not possible to predict, with any degree of certainty, the jurisdictions in which enforcement proceedings may commence. For example, repossession from defaulting lessees may be difficult and more expensive in jurisdictions in which laws do not confer the same security interests and rights to creditors and lessors as those in the United States and in other jurisdictions where recovery of containers from defaulting lessees is more cumbersome. As a result, the costs, relative success and expedience of collecting receivables or pursuing enforcement proceedings with respect to containers in various jurisdictions cannot be predicted.

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Substantial supply chain bottlenecks and other logistical constraints such as the ones experienced in 2021 could lead to increased government regulation which may negatively impact container flows and container demand, as well as lead to higher costs of conducting business globally. Any one or more of these or other factors could adversely affect our current or future international operations and business.

Marine Container leasing demand can be negatively affected by decreases in global trade due to global and regional economic downturns.

Overall demand for marine containers depends largely on the rate of world trade and economic growth. Significant downturns in global economic growth or recessionary conditions in major geographic regions can negatively affect marine container demand and lessors' decisions to lease marine containers. During economic downturns and periods of reduced trade, shipping lines tend to use and lease fewer containers, or lease containers only at reduced rates, and tend to rely more on their own fleets to satisfy a greater percentage of their requirements. As a result, during periods of weak global economic activity or reduced trade, container lessors typically experience decreased leasing demand, decreased equipment utilization, lower average rental rates, decreased leasing revenue, decreased used container resale prices and significantly decreased profitability. These effects can be and have been severe.

Market leasing rates may decrease due to a decrease in new container prices, weak leasing demand, increased competition or other factors.

Market leasing rates have historically varied widely and changed suddenly. Market leasing rates are typically a function of, among other things, new equipment prices (which are heavily influenced by steel prices), interest rates, the type and length of the lease, the equipment supply and demand balance at a particular time and location, and other factors described in this “Risk Factors” section.

A decrease in market leasing rates will negatively impact the leasing rates on both new marine container investments and any existing containers in our fleet. Most of our containers are expected to be contracted on operating leases with lease terms shorter than the expected life of the container, thus the lease rate we may receive for the container would be subject to change at the expiration of the current lease. The profitability impact of decreasing lease rates on existing containers can be particularly severe since it leads to a reduction in revenue with no corresponding reduction in investment or expenses.

Increased tariffs or other trade actions could adversely affect our business, financial condition and results of operations.

The international nature of our business and the container shipping industry exposes us to risks relating to the imposition of import and export duties, quotas and tariffs. These risks have increased over the last several years as the United States and other countries have adopted protectionist trade policies and as companies look to on-shoring or near-shoring their production to address material and parts shortages and/or increased costs due to these actions. Trade growth and demand for leased containers decreased from 2018 to 2019 due to a trade dispute between the United States and China that led to both countries imposing tariffs on imported goods from the other. While the United States and China agreed in January 2020 to limit further actions, significant uncertainty remains about the future relationship between the United States and China as tariffs and other trade barriers remain historically high, other key areas of economic and foreign policy difference remain unresolved and tensions remain elevated. Given the importance of the United States and China in the global economy, continued or increased tensions between these countries could significantly reduce the volume of goods traded internationally and reduce the rate of global economic growth. Increased trade barriers and the risk of further disruptions is also motivating some manufacturers and retailers to reduce their reliance on overseas production and could reduce the long-term growth rate for international trade, leading to decreased demand for leased containers, lower new container prices, decreased market leasing rates and lower used container disposal prices. These impacts could have a material adverse effect on our business, profitability and cash flows.

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Our business and results of operations are subject to risks resulting from the political and economic policies of China.

A substantial portion of our containers are expected to be leased out from locations in China and we expect to have several customers that are domiciled in China. CIMC, the manufacturer of our GenFlat Container is also located in China. The political and economic policies of China and the level of economic activity in China may have a significant impact on our business and financial performance.

Changes in laws and policies in China such as restrictions on private enterprise or foreign investment, the introduction of measures to control inflation, changes in the rate or method of taxation, and the imposition of additional restrictions on currency conversion or remittances abroad could significantly impact business investment and exports in China. Additionally, government policies that reduce the emphasis on manufacturing and increase priorities for domestic consumption and services may alter trade patterns and reduce demand for containers in China. Chinese government environmental laws and regulations may increase the cost of manufacturing in China, leading to reduced exports and decreased container demand. Additionally, the re-imposition of policies aimed at controlling the COVID-19 pandemic or future disease outbreaks may reduce manufacturing activity and exports and lead to further logistical disruptions in global shipping. Changes in China’s laws and regulations could also impact the cost and availability of new containers from our container manufacturer in China. These factors could have a significant negative effect on our customers, the cost and availability of new containers and have a material adverse effect on our business and results of operations.

In addition, a geo-political conflict involving China could significantly reduce global economic activity and trade and have a material adverse effect on our business given the large share of global exports and container lease-outs represented by China.

We will be exposed to customer credit risk, including the risk of lessee defaults.

Our GenFlat Containers may be leased to numerous customers, who may be responsible to pay lease rentals and other charges, including repair fees and costs for damage to or loss of equipment. Some of our customers may be privately owned and would not provide detailed financial information regarding their operations. Our future customers could incur financial difficulties, or otherwise have difficulty making payments to us when due for any number of factors which we may be unable to anticipate. A delay or diminution in amounts received under the leases, or a default in the performance of our lessees' obligations under the leases could adversely affect our business, financial condition, results of operations and cash flows.

In addition, when lessees default, we may fail to recover all of our equipment, and the equipment we do recover may be returned in damaged condition or to locations where we may not be able to efficiently re-lease or sell the equipment. As a result, we may have to repair our equipment and reposition it to other locations and we may lose lease revenues and incur significant operating expenses. We will likely often incur extra costs when repossessing containers from a defaulting lessee. These costs typically arise when a lessee also defaults on payments owed to container terminals or depot facilities where the repossessed containers are located. In such cases, the terminal or depot facility may delay or bar us from taking possession of our containers or sometimes seek to have us repay a portion of the lessee's unpaid bills as a condition to releasing the containers back to us.

While the marine container shipping industry experienced improved profitability in 2020 and 2021 the industry has generally been characterized by excess vessel capacity and weak financial performance. In addition, the potential impact of customer defaults is high due to the large volume of high-priced containers purchased and leased out in 2021. It is difficult and expensive to obtain credit insurance in our industry and we do not expect to purchase credit insurance policies. As a result, a major customer default could have a significant adverse impact on our business, financial condition and cash flows.

Used marine container sales prices are volatile and sale prices can fall below our accounting residual values, leading to losses on the disposal of our equipment.

Although our future revenues primarily depend upon equipment leasing, any future profitability will also be affected by the gains or losses we realize on the sale of used containers because we expect that, in the ordinary course of our business, we will sell certain containers when they are returned by customers upon lease expiration. The volatility of the selling prices and gains or losses from the disposal of such equipment can be significant. Used marine container selling prices, which can vary substantially, depend upon, among other factors, the cost of new containers, the global supply and demand balance for marine container generally, the location of the containers, the supply and demand balance for used containers at a particular location, the physical condition of the container and related refurbishment needs, materials and labor costs and obsolescence of certain equipment or technology. Most of these factors are outside of our control.

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At some point during their useful lifetime, we may sell our used GenFlat Containers if it is in our best interest to do so after taking into consideration local and global leasing and sale market conditions and the age, location and physical condition of the container. As these considerations vary, gains or losses on sale of equipment will also fluctuate and may be significant if we sell large quantities of containers.

We may incur significant costs associated with relocation of leased equipment.

When lessees return equipment to locations where supply exceeds demand, marine containers are expected to be routinely repositioned to higher demand areas. Positioning expenses vary depending on geographic location, distance, freight rates and other factors. Positioning expenses can be significant if a large portion of our containers are returned to locations with weak demand. We will seek to limit the number of containers that can be returned to areas where demand is not expected to be strong; however, future market conditions may not enable us to do so. In addition, we may not be successful in accurately anticipating which port locations will be characterized by weak or strong demand in the future, and any existing contracts will not provide much protection against positioning costs if ports that are expected to be strong demand ports turn out to be low demand ports when the equipment is returned. In particular, many of our lease contracts are expected to be structured so that most containers will be returned to areas with current strong demand, especially major ports in China. If the economy in China continues to evolve in a way that leads to less focus on manufacturing and exports and more focus on consumer spending, imports and services, we may face large positioning costs in the future to relocate containers dropped off into China.

Severe weather, climate change, international hostilities, terrorist attacks or other catastrophic events could negatively impact our operations and profitability and may expose us to liability.

Catastrophic natural events such as hurricanes, earthquakes, or fires, or other events, such as chemical explosions or other industrial accidents could lead to extensive damage to our equipment, significant disruptions to trade and reduced demand for marine containers. In addition, climate change could worsen some of these risks and lead to economic instability and extensive disruptions to world trade. These events could also impact the profitability of our customers and lead to higher credit risk. The incidence, severity and consequences of any of these events are unpredictable.

Military conflicts or other serious international disputes could also significantly impact our business. International conflicts often lead to economic sanctions and decreased trade activity and military conflicts often involve the blockade of ports. A serious conflict involving major global trading partners could have a material impact on global trade, the demand for containers, our profitability and our customers’ ability to honor their lease obligations.

It is also possible that our containers could be involved in a terrorist attack. Although our lease agreements will likely typically require our customers to indemnify us against all damages and liabilities arising out of the use of our containers and we will carry insurance to potentially offset any costs in the event that our customer indemnifications prove to be insufficient, our insurance will likely not cover certain types of terrorist attacks. We may also experience reputational harm from a terrorist attack in which one of our containers is involved.

The lack of an international title registry for containers increases the risk of ownership disputes.

There is no internationally recognized system for recording or filing to evidence our title to containers nor is there an internationally recognized system for filing security interests in containers. Although this has not occurred to date, the lack of an international title recordation system for containers could result in disputes with lessees, end-users, or third parties who may improperly claim ownership of the containers.

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Our quarter-to-quarter performance may vary substantially, and this variance, as well as general market conditions, may cause the value of our securities to vary greatly and even potentially expose us to litigation.

We cannot accurately estimate future quarterly revenue and operating expenses. Our quarterly operating results may vary significantly based on many factors, including:

•	Fluctuating demand for our products;
•	Announcements or implementation by our competitors of new products;
•	Amount and timing of our costs related to our marketing efforts or other initiatives;
•	Timing and amounts relating to the expansion of our operations;
•	Our ability to enter into, renegotiate or renew key agreements;
•	Timing and amounts relating to the expansion of our operations;
•	Developing regulations specific to our industry or customers; or
•	Economic conditions specific to our industry, as well as general economic conditions.

Our current and future expense estimates are based, in large part, on estimates of future revenue, which is difficult to predict. We expect to make significant operating and capital expenditures in connection with the development of our plan of business. We may be unable to, or may elect not to, adjust spending quickly enough to offset any unexpected revenue shortfall. If our increased expenses were not accompanied by increased revenue in the same quarter, our quarterly operating results would be harmed.

We will rely on third parties in many aspects of our business, which creates additional risk.

We will rely on third parties in many aspects of our business, including:

•	Third parties that provide GenFlat Container manufacturing services;
•	Third parties that provide marketing and sales leads;
•	Third parties that provide certain outsourced customer support; and
•	Third parties that provide facilities, infrastructure, components and services.

Any of the third parties we use may breach their agreements with us, refuse to renew these agreements on commercially reasonable terms, take actions that degrade the functionality of our services, impose additional costs or requirements on us, or give preferential treatment to competing services. Political issues, financial or regulatory issues, labor issues, or other problems that prevent these third parties from providing services to us or our customers could harm our business. If our service providers do not perform satisfactorily, our operations could be disrupted, which could result in customer dissatisfaction, damage to our reputation, and harm our business operations, all of which could adversely affect the value of our securities.

We may incur increased costs or be required to comply with increased restrictions due to the implementation of government regulations.

Trade and transportation activity is regulated in most major economies. International container leasing companies have historically not been heavily impacted by regulations since containers have typically been viewed as international assets. However, many governments, including the United States, have enacted and/or are considering increased regulation of the ocean shipping sector in response to supply chain disruptions and increased transportation costs caused by the COVID-19 pandemic. We could incur increased costs and face operational complexity as a result of future regulations.

We also may become subject to regulations seeking to protect the integrity of international commerce and prevent the use of containers for international terrorism or other illicit activities or to set increased safety standards. For example, the Container Safety Initiative, the Customs-Trade Partnership Against Terrorism Act and Operation Safe Commerce are among the programs administered by the U.S. Department of Homeland Security that are designed to enhance security for containerized cargo entering and leaving the United States. Moreover, the International Convention for Safe Containers (“CSC”) applies to containers and seeks to maintain a high level of safety of human life in the transport and handling of containers by providing uniform international safety regulations. As these regulations develop and change, we may incur increased costs for the acquisition of new, compliant equipment and/or the adaptation of existing equipment to meet any new requirements imposed by such regulations. Additionally, future development of products designed to enhance the security of containers transported in international commerce may result in increased costs associated with the adoption of these products, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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If we fail to comply with applicable regulations that impact our international operations, our business, results of operations or financial condition could be adversely affected.

Due to the international scope of our planned operations, we will be subject to a numerous laws and regulations, including economic sanctions, anti-corruption, anti-money laundering, import and export and similar laws. Recent years have seen a substantial increase in the enforcement of many of these laws in the United States and other countries. Any failure or perceived failure to comply with existing or new laws and regulations may subject us to significant fines, penalties, criminal and civil lawsuits, forfeiture of significant assets, and other enforcement actions in one or more jurisdictions, result in significant additional compliance requirements and costs, increase regulatory scrutiny of our business, result in the loss of customers, restrict our operations and limit our ability to grow our business, adversely affect our results of operations, and harm our reputation.

Environmental regulations and liability may adversely affect our business and financial condition.

We are subject to U.S. federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants to air and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. We could incur substantial costs, including cleanup costs, fines and third-party claims for property damage and personal injury, as a result of violations of or liabilities under environmental laws and regulations in connection with our or our lessees’ current or historical operations. Under some environmental laws in the United States and certain other countries, the owner of a leased container may be liable for environmental damage, cleanup or other costs in the event of a spill or discharge of material from a container without regard to the owner's fault. Our insurance coverage and any indemnities provided by our lessees may be insufficient to compensate us for losses arising from environmental damage.

Changes in laws and regulations, or actions by authorities under existing laws or regulations, to address greenhouse gas emissions and climate change could negatively impact our and our customers’ business. For example, restrictions on emissions could significantly increase costs for our customers whose operations require significant amounts of energy. Customers’ increased costs could reduce their demand to lease our assets.

We are dependent upon our key executives for future success and our failure to retain and attract qualified personnel could harm our business.

Our Company depends greatly on our Chief Executive Officer, Drew Hall. Our success will depend, in part, upon our ability to attract and retain additional skilled personnel, which will require substantial additional funds. We cannot assure you that our Company will be able to find, attract and retain additional qualified employees, directors, and advisors having the skills necessary to operate, develop and grow our business. Our inability to hire qualified personnel, the loss of services of Mr. Hall, or the loss of services of other executive officers, key employees, or advisors that may be hired in the future, may have a material and adverse effect on our Company’s business. We currently do not maintain “key man” insurance policies on the lives of these individuals or the lives of any of our other officers or employees.

In the future, the Company could experience difficulties attracting and retaining qualified employees. Competition for qualified personnel in our industry is intense. We may need to hire additional personnel as we expand our development and commercial activities. We may not be able to attract and retain quality personnel on acceptable terms or at all.

Furthermore, we have limited resources and as such we may not be able to provide an employee with the same amount of compensation that he or she would likely receive at a larger company and as a result we may face difficulty in finding qualified employees. Additionally, we can only afford a limited amount of director and officers’ insurance coverage, making it more likely that we would be unable to attract or retain experienced business executives. The inability to attract, retain and motivate any additional highly skilled employees required for the expansion of our planned activities, could have a materially adverse effect on our ability to conduct our business and as such can impair our operations.

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Because our executive officers engage in other business activities, they may not be able or willing to devote a sufficient amount of time to our business operations, causing our business to fail.

Our Chief Executive Officer, Drew Hall, currently devotes approximately 95% of his working time providing management services to our Company. Our other executive officers expect to devote approximately 40 hours per week providing management services to our Company. Since none of our executive officers are required to commit their full time to the affairs of the Company, such persons may have conflicts of interest in allocating management time among their various business activities. It is possible that their demands from their various other business obligations could increase, with the result that they would no longer be able to devote sufficient time to the management of our business. The loss of any of our officers or directors could negatively impact our business development.

We do not currently have any general liability insurance to protect us in case of customer or other claims.

We do not have any general liability insurance to cover any potential claims to which we are exposed. Any imposition of liability would increase our operating losses and reduce our net worth and working capital.

Currency exchange rate fluctuations may disrupt our business and make our products less competitive, having a material adverse impact on our business.

We expect a substantial amount of our future revenue to arise from foreign net sales. Products and services sold by our Company and the cost of these products may be affected by relative changes in the value of the local currencies of the markets we operate in. Price increases caused by currency exchange rate fluctuations may make our products and services less competitive or have an adverse effect on our net revenues, margins and operating results. As a result, currency fluctuations may have a material adverse effect on our financial condition.

Our management team has limited experience managing a reporting company, and regulatory compliance may divert its attention from the day-to-day management of our business.

Our management team has limited experience managing a publicly-traded company and limited experience complying with the increasingly complex laws pertaining to reporting companies. Our management team may not successfully or efficiently manage a reporting company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws. In particular, these new obligations will require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business.

[Because our Company does not have nomination and corporate governance, audit or compensation committees, you will have to rely on the board of directors to perform these functions.

Our Company does not have a nomination and corporate governance, audit or compensation committee and these functions are performed by the board of directors as a whole, which is currently comprised of one director, our Chief Executive Officer, Drew Hall. Thus, there is a potential conflict in that the board member who is also part of management participates in discussions concerning management compensation and audit issues that may affect management decisions. These decisions may not be in your best interests.]

Our Company has limited the liability of its board of directors and management.

Our Company’s certificate of incorporation, as amended, limits the liability of our directors generally provides that directors shall have no personal liability to the Company or its stockholders for monetary damages for breaches of their fiduciary duties as directors, except pursuant to applicable Delaware law. Our bylaws provide for indemnification by the Company of our officers and directors to the fullest extent permitted by Delaware corporate law. Such provisions substantially limit stockholders’ ability to hold directors liable for breaches of fiduciary duty.

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Our GenFlat business will continue to incur costs as a result of operating as a reporting company, and our management will be required to devote substantial time to compliance initiatives.

We will continue to incur certain costs of compliance with applicable SEC reporting rules and regulations including, but not limited to attorneys’ fees, accounting and auditing fees, other professional fees and Sarbanes-Oxley Act of 2002 (“SOX”) compliance costs. However, for as long as we remain an “emerging growth company” as defined in the JOBS Act, our Company intends to take advantage of certain exemptions from various reporting requirements that are applicable to other reporting companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of SOX, reduced disclosure obligations regarding executive compensation in our Company’s periodic reports and other SEC filings, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We intend to take advantage of these reporting exemptions until we are no longer an “emerging growth company.” After, and if ever, the Company is no longer an “emerging growth company,” it expects to incur significant additional expenses and devote substantial management effort toward ensuring compliance with those requirements applicable to companies that are not “emerging growth companies,” including Section 404 of SOX.

The Company’s internal controls over financial reporting may not be effective and its independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on the Company’s business and reputation.

Pursuant to Section 404 of SOX, the Company is required to furnish a report by its management on the Company’s internal control over financial reporting. However, while the Company remains an emerging growth company, it will not be required to include an attestation report on internal control over financial reporting issued by its independent registered public accounting firm. To achieve compliance with Section 404 of SOX within the prescribed period, the Company will be engaged in a process to document and evaluate its internal control over financial reporting, which is both costly and challenging. In this regard, the Company will need to continue to dedicate internal resources, potentially engage outside consultants and counsel and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite the Company’s efforts, to date, our Company has not been able to conclude that its internal control over financial reporting is effective as required by Section 404 of SOX. As a result, our securities could decline in value due to a loss of confidence in the reliability of the Company’s financial statements. In addition, the Company will be required to incur costs in improving its internal control system and the hiring of additional personnel. Any such action could negatively affect the Company’s results of operations and cash flows.

RISKS RELATED TO INFORMATION TECHNOLOGY SYSTEMS, INTELLECTUAL PROPERTY AND PRIVACY LAWS

We are reliant upon information technology to operate our business and maintain our competitiveness.

Our ability to leverage our technology and data scale is critical to our long-term strategy. Our business increasingly depends upon the use of sophisticated information technologies and systems, including technology and systems (cloud solutions, mobile and otherwise) utilized for communications, marketing, productivity tools, training, lead generation, records of transactions, business records (employment, accounting, tax, etc.), procurement and administrative systems. The operation of these technologies and systems is dependent upon third-party technologies, systems and services, for which there are no assurances of continued or uninterrupted availability and support by the applicable third-party vendors on commercially reasonable terms. We also cannot assure that we will be able to continue to effectively operate and maintain our information technologies and systems. In addition, our information technologies and systems are expected to require refinements and enhancements on an ongoing basis, and we expect that advanced new technologies and systems will continue to be introduced. We may not be able to obtain such new technologies and systems, or to replace or introduce new technologies and systems as quickly as our competitors or in a cost-effective manner. Also, we may not achieve the benefits anticipated or required from any new technology or system, and we may not be able to devote financial resources to new technologies and systems in the future.

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Cybersecurity incidents could disrupt business operations, result in the loss of critical and confidential information, and adversely impact our reputation and results of operations.

We face growing risks and costs related to cybersecurity threats to our data and customer, franchisee, employee and independent sales agent data, including but not limited to:

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the failure or significant disruption of our operations from various causes, including human error, computer malware, ransomware, insecure software, zero-day threats, or other events related to our critical information technologies and systems;

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the increasing level and sophistication of cybersecurity attacks, including distributed denial of service attacks, data theft, fraud or malicious acts on the part of trusted insiders, social engineering, or other unlawful tactics aimed at compromising the systems and data of our officers and employees (including via systems not directly controlled by us, such as those maintained by joint venture partners and third-party service providers);

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the reputational and financial risks associated with a loss of data or material data breach (including unauthorized access to our proprietary business information or personal information of our customers, employees and independent sales agents), the transmission of computer malware, or the diversion of home sale transaction closing funds.

Global cybersecurity threats can range from uncoordinated individual attempts to gain unauthorized access to information technology systems via viruses, worms, and other malicious software, to phishing to advanced and targeted hacking launched by individuals or organizations. These attacks may be directed at the Company, its employees, third-party service providers and joint venture partners.

In the ordinary course of our business, we and our third-party service providers collect and store sensitive data, including our proprietary business information and intellectual property and that of our clients as well as personally identifiable information, sensitive financial information and other confidential information of our employees and customers. Additionally, we increasingly rely on third-party data processing, storage providers, and critical infrastructure services, including cloud solution providers. The secure processing, maintenance and transmission of this information are critical to our operations and with respect to information collected and stored by our third-party service providers, we are reliant upon their security procedures. A breach or attack affecting one of our third-party service providers or partners could harm our business even if we do not control the service that is attacked.

In addition, the increasing prevalence and the evolution of cyber-attacks and other efforts to breach or disrupt our systems or those of our employees, customers, third-party service providers and joint venture partners, have and will likely lead to increased costs to us with respect to preventing, investigating, mitigating and remediating these risks.

Moreover, we are required to comply with regulations both in the United States and in other countries where we do business that regulate cybersecurity, privacy and related matters.

While we, our third-party service providers and our joint venture partners have experienced, and expect to continue to experience, these types of threats and incidents, none of them to date has been material to the Company. Although we employ measures to prevent, detect, address and mitigate these threats (including access controls, data encryption, penetration testing, vulnerability assessments and maintenance of backup and protective systems), and conduct diligence on the security measures employed by key third- party service providers, cybersecurity incidents, depending on their nature and scope, could potentially result in the misappropriation, destruction, corruption or unavailability of critical data and confidential or proprietary information (our own or that of third parties, including personally identifiable information and financial information) and the disruption of business operations.

Our facilities and systems are vulnerable to natural disasters and other unexpected events and any of these events could result in an interruption of our ability to execute clients’ email campaigns.

We will depend on the efficient and uninterrupted operations of our third-party data centers and hardware systems. The data centers and hardware systems are vulnerable to damage from earthquakes, tornados, hurricanes, fire, floods, power loss, telecommunications failures and similar events. If any of these events results in damage to third-party data centers or systems, we may be unable to provide our clients with our service until the damage is repaired and may accordingly lose clients and revenues. In addition, subject to applicable insurance coverage, we may incur substantial costs in repairing any damage.

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Any significant disruption in service on our website or in our computer systems, or in our customer support services, could reduce the attractiveness of our services and result in a loss of customers.

The satisfactory performance, reliability and availability of our services are critical to our operations, level of customer service, reputation and ability to attract new customers and retain customers. Most of our computing hardware is co-located in third-party hosting facilities. None of the companies who host our systems guarantee that our customers’ access to our products will be uninterrupted, error-free or secure. Our operations depend on their ability to protect their and our systems in their facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality, temperature, humidity and other environmental concerns, computer viruses or other attempts to harm our systems, criminal acts and similar events. If our arrangements with third-party data centers are terminated, or there is a lapse of service or damage to their facilities, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities. Any interruptions or delays in access to our services, whether as a result of a third-party error, our own error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with customers and our reputation. These factors could damage our brand and reputation, divert our employees’ attention, reduce our revenue, subject us to liability and cause customers to cancel their accounts, any of which could adversely affect our business, financial condition and results of operations.

If the security of customers’ confidential information stored in our systems is breached or otherwise subjected to unauthorized access, our reputation may be severely harmed, we may be exposed to liability and we may lose the ability to offer our customers a credit payment option.

Our systems may store customers’ credit information and other critical data. Any accidental or willful security breaches or other unauthorized access could expose us to liability for the loss of such information, adverse regulatory action by federal and state governments, time-consuming and expensive litigation and other possible liabilities as well as negative publicity, which could severely damage our reputation. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our customers’ data, our relationships with our customers will be severely damaged, and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, many states have enacted laws requiring companies to notify customers of data security breaches involving their personal data. These mandatory disclosures regarding a security breach often lead to widespread negative publicity, which may cause our customers to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation, and we could lose customers and fail to acquire new customers.

If we fail to maintain our compliance with the data protection policy documentation standards adopted by the major credit companies, we could lose our ability to offer our customers a credit payment option. Any loss of our ability to offer our customers a credit payment option would make our products less attractive to many small organizations by negatively impacting our customer experience and significantly increasing our administrative costs related to customer payment processing.

We do not have a disaster recovery system, which could lead to service interruptions and result in a loss of customers.

We do not have any disaster recovery systems. In the event of a disaster in which our software or hardware are irreparably damaged or destroyed, we would experience interruptions in access to our services. Any or all these events could cause our customers to lose access to our services.

We may be unable to obtain effective intellectual property protection for our potential products and technology.

Our intellectual property, or any intellectual property that we have or may acquire, license or develop in the future, may not provide meaningful competitive advantages. Our patents and patent applications, including those we license, may be challenged by competitors, and the rights granted under such patents or patent applications may not provide meaningful proprietary protection. For example, numerous patents held by third parties could be used as a basis to challenge the validity or limit the scope of our patents or patent applications. A successful challenge to the validity or limitation of the scope of our patents or patent applications could limit our ability to commercialize our GenFlat Container and, consequently, reduce our revenues.

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Moreover, competitors may infringe our patents or those that we license, or successfully avoid these patents through design innovation. To combat infringement or unauthorized use, we may need to resort to litigation, which can be expensive and time-consuming and may not succeed in protecting our proprietary rights. In addition, in an infringement proceeding a court may decide that our patents or other intellectual property rights are not valid or are unenforceable, or may refuse to stop the other party from using the intellectual property at issue on the ground that it is non-infringing. Policing unauthorized use of our intellectual property is difficult and expensive, and we may not be able to, or have the resources to, prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect these rights as fully as the laws of the United States.

We also rely on the law of trade secrets to protect unpatented technology and know-how. We try to protect this technology and know-how by limiting access to those employees, contractors and strategic partners with a need to know this information and by entering into confidentiality agreements with these parties. Any of these parties could breach the agreements and disclose our trade secrets or confidential information to our competitors, or these competitors might learn of the information in other ways. Disclosure of any trade secret not protected by a patent could materially harm our business.

We may be subject to patent infringement claims, which could result in substantial costs and liability and prevent us from commercializing our potential products.

Third parties may assert patent and other intellectual property infringement claims against us in the form of lawsuits, letters or other forms of communication. These claims, whether or not successful, could, among other things, divert management’s attention, result in costly and time-consuming litigation, require us to enter into royalty or licensing agreements, which may not be available on acceptable terms, or at all, require us to redesign our GenFlat Container to avoid infringement.

As a result, any third-party intellectual property claims against us could increase our expenses and adversely affect our business. Even if we have not infringed any third parties’ intellectual property rights, we cannot be sure our legal defenses will be successful, and even if we are successful in defending against such claims, our legal defense could require significant financial resources and management time. Finally, if a third party successfully asserts a claim that our products infringe its proprietary rights, royalty or licensing agreements might not be available on terms we find acceptable or at all and we may be required to pay significant monetary damages to such third party.

Ultimately, we may be unable to successfully commercialize our GenFlat Container or may have to cease our business operations as a result of patent infringement claims.

Our technology may be subject to foreign or domestic government rights.

We may have obligations to foreign or domestic government agencies in connection with the technology that we have developed, including the right to require that a compulsory license be granted to one or more third parties selected by certain government agencies. It may be difficult to monitor whether these third parties will limit their use of our technology to these licensed uses, and we could incur substantial expenses to enforce our rights to our licensed technology in the event of misuse.

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RISKS RELATED TO THIS OFFERING AND OWNERSHIP OF OUR SECURITIES

There is no active market for our common stock, which may make it more difficult for you to sell your stock; purchasers of our stock may have difficulty selling their shares.

There is currently no active public trading market for our common stock and an active trading market in our common may not develop or, if developed, may not be sustained. Our common stock is quoted on the OTC Markets (“OTC”) under the symbol “GFLT.”  To date, however, a minimal public trading market has developed. Although we intend to apply to list our shares of common stock on Nasdaq in connection with this offering, an active trading market for shares of our common stock may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The public offering price for our common stock will be determined by negotiations between us and the representative of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your common stock at or above the public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to expand our business by using our common stock as consideration in an acquisition.

In the event an active trading market for our common stock develops, the price of our common stock may fluctuate significantly.

You should consider an investment in our common stock to be risky, and you should invest in our common stock only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Some factors that may cause the market price of our common stock to fluctuate, in addition to the other risks mentioned in this “Risk Factors” section and elsewhere in this prospectus, are:

•	sale of our common stock by our stockholders, executives, and directors;
•	volatility and limitations in trading volumes of our shares of common stock;
•	our ability to obtain financing;
•	the timing and success of introductions of new products by us or our competitors or any other change in the competitive dynamics of our business’ industries;
•	our ability to attract new customers;
•	changes in our capital structure or dividend policy, future issuances of securities, sales of large blocks of common stock by our stockholders;
•	our cash position;
•	announcements and events surrounding financing efforts, including debt and equity securities;
•	our inability to enter into our target markets;
•	reputational issues;
•	announcements of acquisitions, partnerships, collaborations, joint ventures, new products, capital commitments, or other events by us or our competitors;
•	changes in general economic, political and market conditions in or any of the regions in which we conduct our business;
•	changes in industry conditions or perceptions;
•	analyst research reports, recommendation and changes in recommendations, price targets, and withdrawals of coverage;
•	departures and additions of key personnel;
•	disputes and litigations related to intellectual properties, proprietary rights, and contractual obligations;
•	changes in applicable laws, rules, regulations, or accounting practices and other dynamics; and
•	other events or factors, many of which may be out of our control.

In addition, if the market for stocks in our industry or industries related to our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition and results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

Nasdaq may delist our common stock from trading on its exchange, which could limit investors’ ability to make transactions in our common stock and subject us to additional trading restrictions.

We intend to apply to list our shares of common stock on Nasdaq in connection with this offering. Although after giving effect to this offering we expect to meet the minimum initial listing standards set forth in the Nasdaq listing standards, we cannot assure you that our common stock will be, or will continue to be, listed on Nasdaq in the future. In order to continue listing our common stock on Nasdaq, we must maintain certain financial, distribution and stock price levels and must maintain a minimum number of holders of our common stock.

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 If Nasdaq delists our common stock and we are not able to list our common stock on another national securities exchange, a reduction in some or all of the following may occur, each of which could have a material adverse effect on our stockholders:

●	the liquidity of our common stock;
●	the market price of our common stock;
●	our ability to obtain financing for the continuation of our operations;
●	the number of investors that will consider investing in our common stock;
●	the number of market makers in our common stock;
●	the availability of information concerning the trading prices and volume of our common stock; and
●	the number of broker-dealers willing to execute trades in shares of our common stock.

If our shares of common stock become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on Nasdaq or another national securities exchange and if the price of our common stock is less than $5.00, our common stock could be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive: (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares.

We may issue additional equity securities or engage in other transactions that could dilute our book value or relative rights of our common stock, which may adversely affect the market price of our common stock.

We are authorized to issue up to 25,000,000 shares of common stock. As of March [___], 2025, we have [10,773,543] shares of common stock issued and outstanding. Our Board may determine from time to time that it needs to raise additional capital by issuing additional shares of our common stock or other securities. Except as otherwise described in this prospectus, we will not be restricted from issuing additional common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, shares of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future offerings, or the prices at which such offerings may be affected. Additional equity offerings may dilute the holdings of existing stockholders or reduce the market price of our common stock. Holders of our securities are not entitled to pre-emptive rights or other protections against dilution. New investors also may have rights, preferences and privileges that are senior to, and that adversely affect, then current holders of our securities. Additionally, if we raise additional capital by making offerings of debt or preferred shares, upon our liquidation, holders of our debt securities, if any, and lenders with respect to other borrowings, if any, may receive distributions of our available assets before the holders of our common stock.

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A significant number of our total outstanding shares are restricted from immediate resale, but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Subject to certain exceptions, without the prior written consent of Unnamed Underwriter, the underwriter, we, our directors, executive officers, and holders who own 18,000 or more of our outstanding common stock have agreed with the underwriter not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our common stock or securities convertible into common stock for a period of 180 days, commencing on the date of this prospectus. Additionally, our Company, on behalf of itself and any successor entity, agrees that, without the prior written consent of Unnamed Underwriter, it will not, for a period of 180 days, commencing on the date of this prospectus (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (ii) file or caused to be filed any registration statement with the Commission relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (iii) complete any offering of debt securities of the Company, or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of capital stock of the Company or such other securities, in cash or otherwise, subject to certain exceptions. Unnamed Underwriter will have the right to release any of the securities subject to clause (i) above and any lock-up agreements in its sole discretion. See “Underwriting.”

The market price of our common stock may decline significantly when the restrictions on resale by our existing stockholders lapse. A decline in the market price of our common stock might impede our ability to raise capital through the issuance of additional shares of common stock or other equity securities.

A large number of shares of common stock may be sold in the market following this offering, which may significantly depress the market price of our common stock.

The Shares sold in the offering will be freely tradable without restriction or further registration under the Securities Act. As a result, a substantial number of shares of our common stock may be sold in the public market following this offering. If there are significantly more shares of common stock offered for sale than buyers are willing to purchase, then the market price of our common stock may decline to a market price at which buyers are willing to purchase the offered common stock and sellers remain willing to sell our common stock.

Our management will have broad discretion as to the use of the net proceeds from this offering, and we may not use the proceeds effectively.

Our management will have broad discretion in the application of the net proceeds of this offering. Accordingly, you will have to rely upon the judgment of our management with respect to the use of these proceeds. Our management may spend a portion, or all, of the net proceeds from this offering in ways that holders of our common stock may not desire or in ways that may not yield a significant return or any return at all. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business and cause the price of our common stock to decline. Pending their use, we may also invest the net proceeds from this offering in a manner that does not produce income or that loses value. See “Use of Proceeds” for additional information.

You will incur immediate dilution in the net tangible book value of the shares you purchase in this offering.

The public offering price of our common stock will be higher than the net tangible book value per share of outstanding common stock prior to completion of this offering. Based on our net tangible book value as of [  ], 2024 and upon the issuance and sale of shares of common stock by us at the assumed public offering price of $[  ] per share (the mid-point of the range set forth on the cover page of this prospectus), if you purchase our common stock in this offering, you will suffer immediate dilution of approximately $[  ] per share in net tangible book value. Dilution is the amount by which the offering price paid by purchasers of our common stock in this offering will exceed the as adjusted net tangible book value per share of our common stock upon completion of this offering. If the underwriters exercise their option to purchase additional shares, you will experience future dilution. A total of 1,500,000 shares of common stock have been reserved for future issuance under our Restated 2020 Equity Incentive Plan. You may experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our directors, officers and employees under our current and future stock-based compensation plans.

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The ability of a stockholder to recover all or any portion of such stockholder’s investment in the event of a dissolution or termination may be limited.

In the event of a dissolution or termination of our Company, the proceeds realized from the liquidation of the assets of our Company, or our subsidiaries will be distributed among the common stockholders, but only after the satisfaction of the claims of third-party creditors of our Company. The ability of a common stockholder to recover all or any portion of such stockholder’s investment under such circumstances will, accordingly, depend on the amount of net proceeds realized from such liquidation and the amount of claims to be satisfied therefrom. There can be no assurance that our Company will recognize gains on such liquidation, nor is there any assurance that common stockholders will receive a distribution in such a case.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future and, as such, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We do not anticipate paying any cash dividends on our common stock for the foreseeable future. Our Company has never declared any cash dividends on its common stock. We currently intend to use all available funds and any future earnings for use in financing the growth of our business.  In addition, any future loan arrangements we enter into may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our common stock, its trading price and volume could decline.

We expect the trading market for our common stock to be influenced by the research and reports that industry or securities analysts publish about us, our business or our industry. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our Company, the trading price for our stock may be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline and our common stock to be less liquid. Moreover, if one or more of the analysts who cover us downgrades our stock or publishes inaccurate or unfavorable research about our business, or if our results of operations do not meet their expectations, our stock price could decline.

We are an “emerging growth company” and are able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we have elected to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, pursuant to Section 107 of the JOBS Act, as an “emerging growth company” we have elected to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates.

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We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of our initial public offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

We are considered a smaller reporting company and are able to avail ourselves of reduced disclosure requirements applicable to smaller reporting companies, which could make our common stock less attractive to investors.

Rule 12b-2 of the Exchange Act, defines a “smaller reporting company” as an issuer that is not an investment company, an asset-backed issuer, or a majority- owned subsidiary of a parent that is not a smaller reporting company and that, among other criteria,  (i) had a public float of less than $250 million as of the last business day of its most recently completed second fiscal quarter, computed by multiplying the aggregate worldwide number of shares of its voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principal market for the common equity; or (ii) had annual revenues of less than $100 million and either no public float or a public float of less than $700 million.

As a smaller reporting company, we are not required and may not include a Compensation Discussion and Analysis section in our proxy statements; we provide only two years of financial statements; and we do not need to provide the table of selected financial data. We also have other “scaled” disclosure requirements that are less comprehensive than issuers that are not smaller reporting companies which could make our common stock less attractive to potential investors, and also could make it more difficult for our stockholders to sell their shares.

Financial reporting obligations of being a public company in the United States are expensive and time-consuming, and our management is required to devote substantial time to compliance matters.

As a publicly traded company, we incur significant additional legal, accounting and other expenses. The obligations of being a public company in the United States require significant expenditures and place significant demands on our management and other personnel, including costs resulting from public company reporting obligations under the Exchange Act and the rules and regulations regarding corporate governance practices, including those under the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and the Dodd-Frank Wall Street Reform and Consumer Protection Act. These rules require the establishment and maintenance of effective disclosure and financial controls and procedures, internal control over financial reporting and changes in corporate governance practices, among many other complex rules that are often difficult to implement, monitor and maintain compliance with. Moreover, despite recent reforms made possible by the JOBS Act, the reporting requirements, rules, and regulations will make some activities more time-consuming and costly, particularly after we are no longer an “emerging growth company.” In addition, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance. Our management and other personnel devote a substantial amount of time to ensure that we comply with all of these requirements and keep pace with new regulations so that we do not fall out of compliance and risk becoming subject to litigation or being delisted, among other potential problems.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures, and internal control over financial reporting. We have identified weaknesses in our internal controls, and we cannot provide assurances that these weaknesses will be effectively remediated or that additional material weaknesses will not occur in the future.

We do not yet have effective disclosure controls and procedures, or internal controls over all aspects of our financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Our management has deemed certain conditions to be material weaknesses and significant deficiencies in our internal controls. For example, we do not have written documentation of our internal control policies and procedures and due to our size and nature, segregation of all conflicting duties may not always be possible and may not be economically feasible. Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. We will be required to expend time and resources to further improve our internal controls over financial reporting, including by expanding our staff. However, we cannot assure you that our internal control over financial reporting, as modified, will enable us to identify or avoid material weaknesses in the future.

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Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business, including increased complexity resulting from our international expansion. Further, weaknesses in our disclosure controls or our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of management reports and independent registered public accounting firm audits of our internal control over financial reporting that we are required to include in our periodic reports that we file with the SEC. Ineffective disclosure controls and procedures, and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which could have a negative effect on the market price of our common stock.

Changes in accounting principles and guidance, or their interpretation, could result in unfavorable accounting charges or effects, including changes to our previously filed financial statements, which could cause our stock price to decline.

We prepare our financial statements in accordance with GAAP. These principles are subject to interpretation by the SEC and various bodies formed to interpret and create appropriate accounting principles and guidance. A change in these principles or guidance, or in their interpretations, may have a significant effect on our reported results and retroactively affect previously reported results.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Our directors, executive officers and affiliates own approximately [45%] of our outstanding common stock. Accordingly, these stockholders may exert significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, a merger, the consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. The interests of these stockholders may not be the same as or may even conflict with our other investors’ interests. For example, these stockholders could delay or prevent a change in control of us, even if such a change in control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our Company or our assets. The significant concentration of stock ownership may negatively impact the value of our common stock due to potential investors’ perception that conflicts of interest may exist or arise.

Liability of directors for breach of duty is limited under Delaware law.

Our certificate of incorporation, as amended, limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	breach of their duty of loyalty to us or our stockholders;
•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or
•	transaction from which the directors derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under the federal or state securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

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Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by law, and may indemnify employees and other agents. Our bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding.

We expect to enter into separate indemnification agreements with our directors and officers or provide additional indemnification to our directors and officers through indemnification provisions in their employment agreements. These agreements or provisions, among other things, will require us to indemnify our directors and officers for any and all expenses (including reasonable attorneys’ fees, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by such directors or officers or on his or her behalf in connection with any action or proceeding arising out of their services as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request provided that such person follows the procedures for determining entitlement to indemnification and advancement of expenses set forth in the indemnification agreement or employment agreement. We believe that these certificate of incorporation provisions, bylaw provisions and indemnification agreements/provisions are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our certificate of incorporation, as amended, and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might provide a benefit to us and our stockholders. Our results of operations and financial condition may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Our bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our bylaws provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for:

•	any derivative action or proceeding brought on behalf of our Company;
•	any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or agent of the Company to the Company or the Company's stockholders;
•	any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the Certificate of Incorporation, or these by-laws; or
•	any action asserting a claim governed by the internal affairs doctrine;

This provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ bylaws and certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our bylaws to be inapplicable or unenforceable in such action. Additionally, these provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive or concurrent jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions. Our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.

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We may experience fluctuations in our tax obligations and effective tax rate, which could materially and adversely affect our results of operations.

We are subject to U.S. federal and state income taxes and taxes in certain other non-U.S. jurisdictions. Tax laws, regulations and administrative practices in various jurisdictions may be subject to significant change, with or without advance notice, due to economic, political and other conditions, and significant judgment is required in evaluating and estimating our provision and accruals for these taxes. There are many transactions that occur during the ordinary course of business for which the ultimate tax determination is uncertain. Our effective tax rates could be affected by numerous factors, such as changes in tax, accounting and other laws, regulations, administrative practices, principles and interpretations, the mix and level of earnings in a given taxing jurisdiction or our ownership or capital structures. For example, the United States government may enact significant changes to the taxation of business entities including, among others, an increase in the corporate income tax rate, an increase in the tax rate applicable to certain income earned overseas and elimination of certain exemptions, and the imposition of minimum taxes or surtaxes on certain types of income. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business. We urge investors to consult with their legal and tax advisers regarding implications of potential changes in U.S. tax laws on an investment in our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” but are also contained elsewhere in this prospectus. In some cases, you can identify forward-looking statements by the words “may”, “might”, “will”, “could”, “would”, “should”, “expect”, “intend”, “plan”, “objective”, “anticipate”, “believe”, “estimate”, “predict”, “project”, “potential”, “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Forward-looking statements include, but are not limited to, statements about:

•	the timing of the development of our products;
•	projections of costs, revenue, earnings, capital structure and other financial items;
•	statements of our plans and objectives;
•	statements regarding the capabilities of our business operations;
•	statements of expected future economic performance;
•	statements regarding competition in our market; and
•	assumptions underlying statements regarding us or our business.

In addition, you should refer to the “Risk Factors” section of this prospectus for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate or that we will achieve the plans, intentions or expectations expressed or implied in our forward-looking statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Any forward-looking statements we make in this prospectus speak only as of its date, and we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the Registration Statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

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SUMMARY OF CONSOLIDATED FINANCIAL INFORMATION

	Six Months Ended December 31,	Year Ended June 30,
	2024	2024	2023
Statement of Operations Data:
Revenue activities	$7,894	$5,234	$—
Cost of revenue	(105,911)	(168,540)	—
Gross profit (loss)	(98,017)	(163,306)	—
Research and development expenses	(88,000)	—	(395,713)
General and administrative expenses	(2,425,421)	(1,069,424)	(478,081)
Loss from Operations	(2,611,438)	(1,232,730)	(873,794)
Other income (expense)	(3,171)	62	(2,027)
Net loss	(2,614,609)	(1,232,668)	(875,821)
Noncontrolling interest	(9,751)	(18,285)	—
Net loss attributable to GenFlat holdings, Inc.	$(2,604,858)	$(1,214,383)	$(875,821)

	Six Months Ended December 31,	Year Ended June 30,
	2024	2024	2023
Statement of Cash Flows Data:
Operating activities	$(656,533)	$(2,431,119)	$(1,294,362)
Investing activities	—	—	(3,713)
Financing activities	958,529	2,191,334	1,142,000
Net cash provided (used)	$301,996	$(239,785)	$(156,075)

	As of December 31,	As of June 30,
	2024	2024	2023
Selected Balance Sheet Data:
Current assets	$360,967	$44,206	$755,756
Rental inventory, net	1,687,973	1,660,720	—
Intangible assets, net	64,847	81,115	113,739
Other assets	1,995	9,335	10,223
Current liabilities	170,551	226,838	47,089
Long-term liabilities	99,996	50,500	125,000
Total stockholders’ equity attributable to GenFlat Holdings, Inc.	1,812,874	1,475,926	707,629
Noncontrolling interest	32,361	42,112	—

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USE OF PROCEEDS

Based upon an assumed public offering price of $[   ] per share, we estimate that we will receive net proceeds from this offering, after deducting the underwriting discounts and the estimated offering expenses payable by us, of approximately $[  ] million assuming Unnamed Underwriter does not exercise its over-allotment option.

We plan to use the net proceeds we receive from this offering for the following purposes:

Use of Net Proceeds
Working Capital	$	[ ]

We believe that our existing cash and cash equivalents, along with the net proceeds from this offering, together with interest on cash balances, will be sufficient to fund our operating expenses and capital expenditure requirements through at least the next [  ] months. The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. However, the nature, amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management has and will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Market and Other Information

Our common stock is currently quoted on the OTC under the trading symbol “GFLT.” Although there is currently a bid and offer quotation for the common stock, such bid and offer are for a limited and insignificant number of shares. Quotations on the OTC reflect inter-dealer prices, without retail mark-up, mark-down commission, and may not represent actual transactions. The last sale price recorded was $[  ] per share on March [  ], 2025. Because trading is sporadic and irregular, there is no established public trading market for our common stock.  See “Shares Eligible For Future Sale” for additional information

We plan to apply to list our common stock on the NASDAQ as soon as practical. No assurance can be given that our application will be approved by the NASDAQ. If our common stock is listed on the NASDAQ, we will be subject to continued listing requirements and corporate governance standards of NASDAQ. We expect the compliance with these new rules and regulations to significantly increase our legal, accounting and financial compliance costs.

Nasdaq Listing Application

Our common stock is currently quoted on the OTC under the symbol “GFLT.” In connection with this offering, we have applied to have our common stock listed on the Nasdaq Capital Market under the symbol “GFLT”. If approved, we expect to list our common stock offered in this offering on Nasdaq upon consummation of this offering, at which point our common stock will cease to be traded on the OTC. No assurance can be given that our listing application will be approved. This offering will occur only if Nasdaq or another securities exchange approves the listing of our common stock. If Nasdaq or another U.S. securities exchange does not approve the listing of our common stock, we will not proceed with this offering. There can be no assurance that our common stock will be listed on the Nasdaq or another securities exchange. For more information see the section “Risk Factors.”

Holders

As of March [  ], 2025, there were 10,773,543 shares of common stock issued and outstanding and approximately 132 registered holders of record of our common stock. The number of shareholders of record does not include certain beneficial owners of our common stock whose shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries.

Dividend Policy

We have not paid any cash dividends to our stockholders. The declaration of any future cash dividends is at the discretion of our Board and depends upon our earnings, if any, our capital requirements and financial position, and general economic conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

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Transfer Agent

Vstock Transfer, LLC with offices located at 18 Lafayette Place, Woodmere, NY 11598, and a telephone number of 212-828-8436.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2024. Such information is set forth on the following basis:

●	an actual basis; and

●

on an adjusted basis to give effect to our sale of [  ] shares in this offering at the assumed public offering price of $[  ] per share, which is the last reported sale price of our common stock on the OTC on [  ], 2025, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The as-adjusted information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read this information together with our financial statements and the related notes thereto included elsewhere in this prospectus and the information set forth under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of December 31, 2024
	Unaudited
	Actual	As Adjusted
Cash	$340,967	$-
Stockholders’ equity:	-

Common stock	10,604	-
Additional paid-in-capital	6,723,218
Subscriptions payable	834,264
Accumulated deficit	(5,755,212)	(	)
Total stockholders’ equity attributable to GenfFlat Holdings, inc.	$1,812,874	$-
Noncontrolling interest	32,361
Total stockholders’ equity	1,845,235
Total capitalization	$2,115,782	$-

Each $1.00 increase (decrease) in the assumed public offering price of $[  ] per Unit would increase (decrease) the as adjusted amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $[  ], assuming that the number of Units offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares of common stock we are offering. Each increase (decrease) of [  ] shares in the number of shares we are offering would increase (decrease) the as adjusted amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $[  ], assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

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The number of shares of our common stock to be outstanding after this offering is based on [  ] shares of our common stock outstanding as of [  ], and excludes:

●	700,000 shares of common stock issuable upon the exercise of outstanding options at a weighted exercise price of $6.00 per share issued pursuant to our Company’s Restated 2020 Equity Incentive Plan.
●	900,000 shares of common stock reserved for future issuance pursuant to our Restated 2020 Equity Incentive Plan. See “Description of Our Securities” for more information.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after this offering.

 Dilution results from the fact that the per share offering price is substantially in excess of the book value per share of common stock attributable to the existing stockholders for our presently outstanding shares of common stock. Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of our common stock outstanding. Our historical net tangible book value as of [  ], 2024, was $[  ] or $[  ] per share.

Our post offering as adjusted net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering but does not take into consideration any other changes in our net tangible book value after [  ], 2024, will be approximately $[  ] or approximately $[  ] per share. This would result in dilution to investors in this offering of approximately $[  ] per share or approximately [  ]% from the assumed offering price of $[  ] per share. Net tangible book value per share would increase to the benefit of present stockholders by $[  ] per share attributable to the purchase of the shares by investors in this offering.

The following table sets forth the estimated net tangible book value per share after the offering and the dilution to persons purchasing shares.

	Offering(1)		Full Over- allotment Post-offering(2)
Assumed offering price per common stock	$		$
Net tangible book value per common stock as of June 30, 2023	$		$
Increase in net tangible book value per share after this offering	$		$
Net tangible book value per common stock after the offering	$		$
Dilution per common stock to new investors	$		$
Dilution per common stock to new investors (%)		%		%

(1)	Assumes gross proceeds from offering of [ ] shares of common stock.
(2)	Assumes gross proceeds from offering of [ ] shares of common stock, if over-allotment option is exercised in full.

The following chart illustrates our pro forma proportionate ownership, upon completion of the offering, by present stockholders and investors in this offering, compared to the relative amounts paid by each. The charts reflect payment by present stockholders as of the date the consideration was received and by investors in this offering at the offering price without deduction of the estimated underwriting discount, non-accountable expense allowance and our estimated offering expenses. The charts further assume no changes in net tangible book value other than those resulting from the offering.

	Shares Purchased			Total Consideration			Average Price
	Number	Percentage		Amount	Percentage		Per Share
New investors(1)			%	$		%	$
Existing stockholders			%	$		%	$
Total			%	$		%	$

(1)	Assuming the offering is fully subscribed.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our business and results of operations in conjunction with the information set forth in our consolidated financial statements and notes thereto appearing elsewhere in this prospectus. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors. As used herein, references to the terms “we,” “us,” “Company,” “GenFlat,” and “our” to refer to GenFlat Holdings, Inc. and its subsidiaries, unless otherwise indicated.

Overview

Our Company is an early-stage company that developed a collapsible marine container (the “GenFlat Container”), that can be collapsed when emptied and stacked in bundles of four collapsed containers that take the same space as a standard marine container. When GenFlat Containers are stacked 4-to-1, they can save up to 75% on: 1) freight costs, terminal handling fees, transloading fees, and other fees; 2) carbon emitted by ocean vessels, trucks, and trains by reducing the number of trips necessary; and 3) space required at ports, container yards, and distribution centers. We operate as a container sales and leasing company and supply GenFlat’s patented marine container primarily to shipping line customers under a variety of short and long-term lease structures. We commenced commercial operations in May of 2024. Presently, our commercial operations consist of an equipment lease agreement to provide GenFlat Containers to one customer. The lease agreement demonstrates commercial acceptance of our GenFlat container. Our Company is also in various stages of evaluation with potential customers to lease GenFlat Containers including shipping lines, retailers, logistics companies, and the United States military. The Company also has a non-commercial proof-of-concept agreement with a freight forwarding company in the Middle East, which commenced in August 2024. In November 2024, we announced a strategic partnership with Discount Tire, one of the world’s largest tire retailers. Under the agreement, Discount Tire is utilizing GenFlat’s innovative collapsible containers to streamline tire shipments on a closed-loop route from Thailand to California.

In 2023, global container shipping volumes experienced both peaks and troughs, reflecting the broader economic environment. According to industry estimates, the overall container throughput for the year was slightly lower than in 2022, with volumes estimated to be around 820 million Twenty-foot Equivalent Units (“TEUs”). This represented a marginal decline of approximately 2-3% compared to the previous year, indicating a period of adjustment after the pandemic-induced surge in trade volumes. Approximately 3.9 million TEU of containers were added to the global fleet in 2023. The total volume of leased TEU continues to grow.

GenFlat has a handful of competitors, including 4Fold, Spectainer, Staxxon, Compact Container Systems, and Navlandis. None of GenFlat’s competitors has penetrated the container shipping market. GenFlat’s competitors utilize a variety of collapsing methods and equipment required for collapsing. GenFlat’s competitive advantages include: 1) the fastest collapsing and expanding process; 2) the most durable collapsible containers; 3) and the least disruptive collapsing equipment and collapsing method. GenFlat is also the only collapsible container company that offers multiple container sizes.

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The GenFlat Containers are manufactured by China International Mariner Containers (“CIMC”) in Dalian, China. Manufacturing and marketing of GenFlat containers commenced in September 2023, and we commenced commercial operations in May of 2024.

In accordance with “reverse acquisition” accounting treatment, the historical financial statements of GenFlat as of period ends, and for periods ended, prior to the acquisition  became the historical financial statements of our Company in all future filings with the SEC, and our fiscal year end is now June 30. All prior period information presented within this filing is of GenFlat, Inc. historical operations.

Commencement of Commercial Operations

We commenced commercial operations in May 2024. Presently, our commercial operations consist of an equipment lease agreement to provide GenFlat Containers to one customer. The lease agreement demonstrates commercial acceptance of our GenFlat container. Our Company is also in various stages of evaluation with potential customers to lease GenFlat Containers, including shipping lines, retailers, logistics companies, and the United States military. The Company also has two non-commercial proof-of-concept agreements: 1) with a freight forwarding company in the Middle East, which commenced in August 2024; and 2) with Discount Tire, which commenced in November 2024.

For the six months ended December 31, 2024, we generated revenue from our operations of $7,894 and our net loss was $2,604,858. For the years ended June 30, 2024, and 2023, respectively, we generated revenue from our operations of $5,234 and $0, and our net losses were $1,214,383 and $875,821, respectively.

Components of Results of Operations

Revenue

Revenue is from fees charged for rental and lease of collapsible marine shipping containers.

Costs of Revenue

Costs of revenue include depreciation expense on rental inventory, freight and transportation costs to move collapsible marine shipping containers.

General and Administrative Expenses

General and administrative expenses include all corporate and administrative functions that support our Company, including personnel-related expense; costs related to investor relations activities; professional fees; consulting and marketing and advertising-related expenses.

Research and Development Costs

These expenses are substantially related to our engineering, consulting and research and development activity.

Other Income/Expenses, Net

Other income/expenses include non-operating income and expenses, including interest income and expense.

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Results of Operations for the three months ended December 31, 2024, compared to the three months ended December 31, 2023

The following discussion compares operating data for the three months ended December 31, 2024, to the data for the three months ended December 31, 2023:

	Three Months Ended December 31,
	2024	2023	$ Change	% Change

Revenue	$–	$–	$–	100%
Cost of revenue	52,717	–	52,717	100%
Gross Profit	(52,717)		(52,717)	100%
Research and Development	52,000	–	52,000	100%
General and administrative	739,674	501,611	238,063	47%
Total operating expenses	791,674	501,611	290,063	58%
Net loss from operations	$(844,391)	$(501,611)	$(342,780)	68%

Revenue

Revenue was $0 for the three months ended December 31, 2024, as compared to $0 for 2023.

Costs of Revenue

Costs of revenue was $52,717 for the three months ended December 31, 2024, as compared to $0 for 2023, an increase of $52,717. The cost of revenue for the three months ended December 31, 2024 related to $45,692 of depreciation expense of rental inventory and $7,025 transportation expenses of the Company’s collapsible marine container.

Research and Development Expenses

Research and development expenses were $52,000 for the three months ended December 31, 2024, as compared to $0 for 2023, an increase of $52,000, which was the result of increased engineering, consulting and research and development activity of the Company’s collapsible marine containers and related equipment.

General and Administrative Expenses

General and administrative expenses for the three months ended December 31, 2024, were $739,674, compared to $501,611 for 2023, an increase of $238,063, which was primarily related to an increase in compensation expense, salaries, and benefits, consulting and marketing and advertising-related expenses, and other professional fees.

Results of Operations for the six months ended December 31, 2024, compared to the six months ended December 31, 2023

The following discussion compares operating data for the six months ended December 31, 2024, to the data for the six months ended December 31, 2023:

	Six Months Ended December 31,
	2024	2023	$ Change	% Change

Revenue	$7,894	$–	$7,894	100%
Cost of revenue	105,911	–	105,911	100%
Gross Profit	(98,017)		(98,017)	100%
Research and Development	88,000	–	88,000	100%
General and administrative	2,425,421	635,132	1,790,289	282%

Total operating expenses	2,513,421	635,132	1,878,289	296%
Net loss from operations	$(2,611,438)	$(635,132)	$(1,976,306)	3,111%

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Revenue

Revenue was $7,894 for the six months ended December 31, 2024, as compared to $0 for 2023, an increase of $7,894, which was the result of the Company’s first contract for the leasing of GenFlat Containers.

Cost of revenue

Cost of revenue was $105,911 for the six months ended December 31, 2024, as compared to $0 for 2023, an increase of $105,911. The cost of revenue for the six months ended December 31, 2024 is related to $85,442 of depreciation expense of rental inventory and $20,469 transportation expenses of the Company’s collapsible marine container.

Research and Development Expenses

Research and development expenses were $88,000 for the six months ended December 31, 2024, as compared to $0 for 2023, an increase of $88,000, which was the result of increased engineering, consulting and research and development activity of the Company’s collapsible marine containers and related equipment.

General and Administrative Expenses

General and administrative expenses for the six months ended December 31, 2024, were $2,425,421, compared to $635,132 for 2023, an increase of $1,790,289, which was primarily related to an increase in stock-based compensation of $1,650,799, compensation expense, salaries, and benefits, consulting and marketing and advertising-related expenses, and other professional fees as a result of the Company increasing its operations around developing its product and raising capital, and public company reporting obligations.

Cash Flows

The following table summarizes our cash flows from operating, investing, and financing activities for the six months ended December 31, 2024, and 2023:

	Six months ended December 31,
	2024	2023
Cash flows used in operating activities	$(656,533)	$(1,800,355)
Cash flows used in investing activities	–	–
Cash flows provided by financing activities	958,529	1,886,332

Net change in cash	$301,996	$85,977

Operating Activities

Cash used in operating activities is primarily the result of our operating losses, reduced by the impact of non-cash expenses, including non-cash depreciation and amortization expenses, and changes in the asset and liability accounts.

Net cash used in operating activities for the six months ended December 31, 2024, was $656,533 versus net cash used in operating activities of $1,800,355 for the six months ended December 31, 2023, a decrease of $1,143,822. The decrease in net cash used in operating activities was primarily due to an increase in net loss of $1,980,306 and stock-based compensation of $1,969,542.

We expect cash used in operating activities to fluctuate significantly in future periods because of a number of factors, some of which are outside of our control, including, among others: obtaining additional lease contracts and the success we achieve in generating revenue.

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Investing Activities

There was no cashflow from investing activities during the six months ended December 31, 2024 and 2023.

Financing Activities

Net cash provided by financing activities during the six months ended December 31, 2024 was $958,529, a decrease of $927,803 from cash provided by financing activities in 2023 of $1,886,332. The decrease consisted of $94,750 of proceeds from loans from related party, $99,996 of proceeds from note payable from a related party, partially offset by repayments on related party notes payable, and repayment of advances from related party of $208,481. Proceeds from sale of common stock was $972,264 and $2,089,298 in 2024 and 2023, respectively, a decrease of $1,117,034.

For the Year ended June 30, 2024, compared to the Year ended June 30, 2023

The following discussion compares operating data for the year ended June 30, 2024, to the data for the year ended June 30, 2023:

	Year Ended June 30,
	2024	2023	$ Change	% Change

Revenue	$5,234	$-	$5,234	100%
Cost of Goods Sold	168,540	-	168,540	100%
Gross Profit	(163,306)		(163,306)	100%
Research and Development	-	395,713	(395,713)	100%
General and administrative	1,069,424	478,081	591,343	124%

Total operating expenses	1,069,424	873,794	195,630	22%
Net loss from operations	$(1,232,730)	$(873,794)	$(358,936)	41%

Revenue

Revenue was $5,234 for the year ended June 30, 2024, as compared to $0 for 2023, an increase of $5,234, which was the result of the Company’s first contract for the leasing of GenFlat Containers.

Costs of Goods Sold

Costs of goods sold was $168,540 for the year ended June 30, 2024, as compared to $0 for 2023, an increase of $168,540. The cost of goods sold for the year ended June 30, 2024 related to $79,500 of depreciation expense of rental inventory and $89,040 transportation expenses of the Company’s collapsible marine container.

Research and Development Expenses

Research and development expenses were $0 for the year ended June 30, 2024, as compared to $395,713 for 2023, a decrease of $$395,713, which was the result of decreased engineering, consulting and research and development activity of the Company’s collapsible marine container.

General and Administrative Expenses

General and administrative expenses for the year ended June 30, 2024, were $1,069,424, compared to $478,081 for 2023, an increase of $591,343, which was primarily related to an increase in compensation expense, salaries, and benefits, consulting and marketing and advertising-related expenses, and other professional fees as a result of the Company increasing its operations around developing its product and raising capital, and public company reporting obligations.

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Cash Flows

The following table summarizes our cash flows from operating, investing, and financing activities for the years ended June 30, 2024, and 2023:

	Year ended June 30,
	2024	2023
Cash flows used in operating activities	$(2,431,119)	$(1,294,362)
Cash flows used in investing activities	-	(3,713)
Cash flows provided by financing activities	2,191,334	1,142,000

Net change in cash	$(239,785)	$(156,075)

Operating Activities

Cash used in operating activities is primarily the result of our operating losses, reduced by the impact of non-cash expenses, including non-cash depreciation and amortization expenses, and changes in the asset and liability accounts.

Net used in operating activities for the year ended June 30, 2024, was $2,431,119 versus net cash used in operating activities of $1,294,362 for the year ended June 30, 2023, an increase of $1,136,757. The increase in net cash used in operating activities was primarily due to an increase in net loss of $356,847 and the cash outflows related to producing the Company’s initial rental container inventory of $1,740,220.

We expect cash used in operating activities to fluctuate significantly in future periods because of a number of factors, some of which are outside of our control, including, among others: obtaining additional lease contracts and the success we achieve in generating revenue.

Investing Activities

There was no cashflow from investing activities during the year ended June 30, 2024. Net cash used in investing activities during the year ended June 30, 2023 was $3,713. Net cash used in investing activities during the year ended June 30, 2023, is primarily due to the use of cash from the purchase of property and equipment and intangible assets.

Financing Activities

Net cash provided by financing activities during the year ended June 30, 2024 was $2,191,334, an increase of $1,049,334 from cash provided by financing activities in 2023 of $1,142,000. The increase consisted of $2,289,300 of proceeds from the sale of common stock, $205,000 of proceeds from loans from related party, partially offset by repayments on notes payable, repayment notes payable from related party, and line of credit of $302,966.

Liquidity and Capital Resources

Our future expenditures and capital requirements will depend on numerous factors, including: the rate at which we can lease additional GenFlat containers to new and existing customers, the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; market acceptance of our products and competing products, and the rate at which we hire employees to support operations. We expect that we will incur approximately $70,000 of expenditures per month over the next 12 months.

As of December 31, 2024, we had cash of $340,967, and working capital of $190,416. We believe that our existing cash will not be sufficient to fund our present operations during the next 12 months and beyond. The Company’s audited annual consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At December 31, 2024 the Company had not yet achieved consistent profitable operations and expects to incur further losses in the development of its business, all of which raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has initiated a formal sales and marketing plan including direct email campaigns, industry events, and business to business digital advertising to generate sales. The Company also intends to raise funds through an equity offering to meet the capital requirements to manufacture its products, and is currently offering of up to 1,200,000 shares at a price of $6.00 per share. However, there is no assurance of additional funding being available through these plans or other sources.

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During the year ended June 30, 2024, the Company sold a total of 564,628 shares of common stock in exchange for gross cash proceeds of $2,339,300. Of these shares, 33,333 were issued during the period ended September 30, 2024. In July 2023, GenFlat also returned $50,000 in cash to an investor who subscribed to shares during the year ended June 30, 2023.

During the period ended September 30, 2024, the Company sold a total of 23,000 shares of common stock for total proceeds of $138,000. During the three months ended December 31, 2024, GenFlat sold a total of 139,044 shares of its common stock in exchange for net cash proceeds of $834,264. These shares were issued subsequent to the period ended December 31, 2024.

Capital Expenditures

We do not have any contractual obligations for ongoing capital expenditures at this time. We do, however, purchase equipment necessary to conduct our operations on an as needed basis.

Contractual Obligations

On March 26, 2021, the Company entered into a promissory note agreement with a third party for a total principal of $125,000. The Company will pay 2.5% per annum, compounded annually until the total principal is paid in full. The note has no maturity date and no default interest rate. As of September 30, 2024 and June 30, 2024, the balance owed on the note was $50,500.

During the year ended June 30, 2024, the Company entered into three promissory note agreements with a the Company’s CEO, Drew Hall, for a total principal of $205,000. The Company will pay 2.5% per annum, until the total principal is paid in full. The note has no maturity date and no default interest rate. During the year ended June 30, 2024, the Company repaid $100,000. During the period ended September 30, 2024, the Company repaid $40,000 on these promissory notes.

During the period ended December 31, 2024, the Company entered into a note agreement with the Company’s CEO, Drew Hall for a total principal of $44,750. The Company will pay 2.5% per annum, until the total principal is paid in full. The note has no maturity date and no default interest rate. During the period ended December 31, 2024, the Company repaid $44,750 on these promissory notes.

On July 1, 2024 and August 21, 2024, the Company entered into six and one separate Advisory Committee Member Agreements, respectively, and agreed to the following compensation in each agreement.

a.	Cash Compensation. $5,000 annually, payable on June 30th of each year of service.

b.

Equity Compensation. Subject to Board approval, in respect of calendar year 2024, stock options for 100,000 shares of Company stock. The stock options vest as follows: 1) Fifty thousand (50,000) options upon execution of the Advisory Committee Member Agreements; 2) Twenty-five thousand (25,000) options on the first anniversary, and 3) Twenty-five thousand (25,000) options on the second anniversary, in all cases subject to continued service as of such vesting dates. Vested stock options must be exercised within ten (10) years of the vesting date.

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The Company maintains an operating lease for its office space with the Company’s CEO, Drew Hall. The lease has a remaining term of 4 months and a monthly payment of $1,200.

On July 30, 2024, the Company entered into a promissory note agreement for a total principal of $99,996. The Company will pay 2.5% per annum, until the total principal is paid in full. The note has no maturity date and a default interest rate of 18%. As of December 31, 2024, the balance owed on the note was $99,996. Accrued interest on the note was $1,055 as of December 31, 2024. In December 2024, the noteholder elected to receive shares in settlement of the principal balance. The Company issued 16,666 shares of common stock to settle the note payable in January 2025.

On October 1, 2024, the Company entered into a promissory note agreement with a significant shareholder for a total principal of $50,000. The Company will pay 10.00% per annum, until the total principal is paid in full. The note has a maturity date of November 1, 2024 and a default interest rate of 18%. During the period ended December 31, 2024, the Company repaid a total of $50,000 on the promissory note agreements and $573 of accrued interest. As of December 31, 2024, the balance owed on the note was $0.

On November 4, 2024, the Company entered into a financing engagement agreement with a placement agent to act as the exclusive underwriter (the “Underwriter”) in connection with a future equity offering (the “Offering”). The Underwriter shall be entitled to an underwriting discount or cash fee equal to 7% of the gross proceeds of the Offering, a non-accountable expense reimbursement equal 1% of the gross proceeds of the Offering, and a warrant purchase option to purchase such number of warrants equal to 7% of the total number of units sold in the offering, which option will expire five years from the date of the Offering prospectus (the “Unit Purchase Option”). The Unit Purchase Option shall have an exercise price equal to 115% of the offering price of the Units sold in the Offering. The Company paid the Underwriter an advance of $15,000 during the three months ended December 31, 2024 related to this agreement.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Critical Accounting Policies and Estimates

The Company considers its critical accounting policies and estimates to be as follows:

Revenue Recognition

The Company is principally engaged in the business of renting collapsible marine shipping containers. The Company’s rental transactions are accounted for under ASC Topic 842, Leases, (“Topic 842”). Our revenue includes revenue generated from renting equipment to customers and is recognized on a straight-line basis over the length of the rental contract. As part of this straight-line methodology, when the equipment is returned, the Company recognizes as incremental revenue the excess, if any, between the amount the customer is contractually required to pay, which is based on the rental contract period applicable to the actual number of days the equipment was out on rent, over the cumulative amount of revenue recognized to date. In any given accounting period, the Company will have customers return equipment and be contractually required to pay more than the cumulative amount of revenue recognized to date under the straight-line methodology. Provisions for discounts, rebates to customers and other adjustments are provided for in the period the related revenue is recorded.

The Company’s sale of rental and new equipment, parts and supplies to customers are recognized under ASC Topic 606, Revenue from Contracts with Customers, (“Topic 606”). The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for such products or services.

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Rental Inventory

Rental inventory consists of collapsible marine shipping containers. Rental inventory is stated at cost, net of related discounts, with an estimated useful life of 10 years. Generally, when rental equipment is acquired, the Company estimates the period that it will hold the asset, primarily based on historical measures of the amount of rental activity (e.g. equipment usage) and the targeted age of equipment at the time of disposal. The Company also estimates the residual value of the applicable rental equipment at the expected time of disposal. The residual value for rental equipment is affected by factors which include equipment age and amount of usage. Depreciation is recorded over the estimated holding period. Depreciation rates are reviewed on a quarterly basis based on management’s ongoing assessment of present and estimated future market conditions, their effect on residual values at the time of disposal and the estimated holding periods. Market conditions for used equipment sales can also be affected by external factors such as the economy, natural disasters, fuel prices, supply of similar used equipment, the market price for similar new equipment and incentives offered by manufacturers of new equipment. These key factors are considered when estimating future residual values and assessing depreciation rates. As a result of this ongoing assessment, the Company makes periodic adjustments to depreciation rates of rental equipment in response to changed market conditions.

Accounts Receivable

Accounts receivable is carried at their estimated collectible amounts. Accounts receivable is periodically evaluated for collectability based on past credit history with customers and their current financial condition. We had an allowance of $5,234 and $0 at September 30, 2024 and June 30, 2024, respectively.

Long-lived Assets

The Company amortizes acquired definite-lived intangible assets over their estimated useful lives. Other indefinite-lived intangible assets are not amortized but subject to annual impairment tests. In accordance with ASC 360 “Property Plant and Equipment,” the Company reviews the carrying value of intangibles subject to amortization and long-lived assets for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of long-lived assets is measured by comparison of its carrying amount to the undiscounted cash flows that the asset or asset group is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the property, if any, exceeds its fair market value.

Leases

We account for our leases under ASC 842 - Leases. We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of obligations under operating leases, and obligations under operating leases, non-current on our balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date, adjusted by the deferred rent liabilities at the adoption date. Short-term leases of one year or less are not recognized as ROU assets and liabilities. If our leases do not provide an implicit rate, we use our estimated incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and initial direct costs incurred. Our terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Operating lease expense is recognized on a straight-line basis over the lease term.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) that are adopted by us as of the specified effective date.

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There are no other recently issued accounting pronouncements that we have yet to adopt that are expected to have a material effect on our financial position, results of operations, or cash flows.

JOBS Act

On April 5, 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We have chosen to take advantage of the extended transition periods available to emerging growth companies under the JOBS Act for complying with new or revised accounting standards until those standards would otherwise apply to private companies provided under the JOBS Act. As a result, our financial statements may not be comparable to those of companies that comply with public company effective dates for complying with new or revised accounting standards.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company,” we intend to rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board (“PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

BUSINESS

Overview

Business Overview

GenFlat Holdings, Inc. (formerly Healthcare Business Resources Inc.) (the “Company,” “we,” “our” or “us”), is an early stage  company that developed a more sustainable collapsible marine container, replacing traditional standard marine containers. The Company operates as a container sales and leasing company and supply its patented marine container primarily to shipping line customers under a variety of short and long-term lease structures. The Company has agreements with two companies to use GenFlat containers to transport cargo. One company uses GenFlat containers within the continental United States pursuant to a commercial contract, while the other company uses GenFlat containers on a closed-loop route between Shenzhen, China and Dammam, Saudi Arabia pursuant to a non-commercial proof-of-concept agreement. In November 2024, we announce a strategic partnership with Discount Tire, one of the world’s largest tire retailers. Under the agreement, Discount Tire is utilizing GenFlat’s innovative collapsible containers to streamline tire shipments on a closed-loop route from Thailand to California.

Company History

On September 9, 2019 (commencement of operations), the Company, operating as Healthcare Business Resources Inc. was organized in Delaware to provide consulting services to healthcare organizations.

On October 18, 2023, the Company entered into a Share Exchange Agreement (“Share Exchange Agreement”) with GenFlat, Inc. (“GenFlat, Inc.”), a Delaware corporation incorporated in Delaware on July 25, 2022, and GenFlat, Inc. stockholders who own 97.22% of the outstanding shares of common stock of GenFlat, Inc. Pursuant to the Share Exchange Agreement, all GenFlat, Inc. stockholders who are parties to the Share Exchange Agreement will receive ninety eight percent (98%) of the issued and outstanding shares of common stock of the Company in exchange for their shares of GenFlat, Inc. common stock on a pro rata basis.

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The Share Exchange Agreement closed on December 20, 2023 (the “Closing Date”). Pursuant to the Share Exchange Agreement, and on the terms and subject to the conditions contained therein, at the closing, the Company acquired 97.22% of the outstanding shares of common stock of GenFlat, Inc. from GenFlat, Inc. stockholders who were a party to the Share Exchange Agreement in exchange for 10,438,470 shares of common stock of the Company. Additionally, 11,000,000 shares of outstanding Company common stock were canceled, resulting in 10,541,500 shares of common stock issued and outstanding as of the Closing Date.

Additionally, at the closing, a change in control of the Company occurred whereby the existing members of the Company’s executive management and Board resigned, and Genflat, Inc.’s designees were appointed as members of the Company’s executive management and Board. Also, Genflat, Inc. paid $77,500 in Company payables and paid the Company’s outstanding balance due on its senior secured convertible credit line.

As a result of the closing of the Share Exchange Agreement, the Company discontinued all aspects of its health care consulting business, and now solely focuses on developing the GenFlat, Inc. business plan. The Company operates globally through its 97.22% owned subsidiary GenFlat, Inc. Further, in accordance with “reverse acquisition” accounting treatment, the historical financial statements of GenFlat, Inc. as of period ends, and for periods ended, prior to the acquisition became the historical financial statements of our Company in all post Share Exchange closing filings with the SEC, and our fiscal year end changed to June 30.

On February 5, 2024, we filed an Information Statement on Schedule 14C with the U.S. Securities and Exchange Commission and distributed the Information Statement to our stockholders of record as of the close of business on January 25, 2024. The purpose of the Information Statement was to notify our stockholders that, pursuant to Sections 228 and 242 of the Delaware General Corporation Law (the “DGCL”), the Board of the Company approved and adopted, and the holders of the majority of the voting power of the Company as of the Record Date approved the following corporate action (the “Corporate Action”):

1.

The amendment to the first article of the Company’s certificate of incorporation (the “certificate of incorporation”) to change the Company’s name from Healthcare Business Resources Inc. to GenFlat Holdings, Inc. (the “name change”).

2.

The amendment to the fourth article of the certificate of incorporation to authorize, but not require, the Board to effect a reverse split of our common stock at a ratio of one-for-one hundred (1:100) (the “reverse split”) at any time prior to the date on which our 2024 annual meeting of stockholders is held, at the sole discretion of the Board. The par value of our common stock will remain $0.001 per share. The number of authorized shares of common stock after the reverse split will be fixed at twenty-five million (25,000,000) shares of common stock.

3.

The amendment (the “2020 Plan Amendment”) to the Company’s 2020 Equity Incentive Plan to increase the number of shares of common stock reserved pursuant to the Company’s 2020 Equity Incentive Plan from 80,000 to 1,500,000 shares of common stock, after giving effect to the reverse split.

On May 9, 2024, the Company’s Board decided to effectuate the reverse split and our Company filed a certificate of amendment to the certificate of incorporation with the State of Delaware to effect the name change and reverse split effective May 17, 2024, at 4:00 p.m. EDT (the “effective date”). Accordingly, at the effective date:

1.	Our Company changed its name from Healthcare Business Resources Inc. to GenFlat Holdings, Inc.
2.	Our CUSIP number changed to 42240P205
3.	The number of our outstanding post-reverse split shares equaled 10,541,519

Unless the context otherwise requires, all references to the “Company,” “GenFlat,” “we,” “our” or “us” and other similar terms means GenFlat Holdings, Inc. and its subsidiaries, and all share amounts and per share amounts have been presented to reflect the Reverse Split effective May 17, 2024. Our principal executive offices are located at 1983 N Berra Blvd, Tooele, UT 84074 and our telephone number 435-830-6979 Our website is www.genflat.com. Information contained on our website does not constitute part of this prospectus.

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Our Business Plan

We intend to answer the $20 billion empty container repositioning problem by helping our customers to save money, optimize space, and reduce carbon emissions.

Our business strategy anticipates that our revenue stream will be derived from the sale and lease of our patented collapsible marine container (the “GenFlat Container”). Our GenFlat Container is engineered to be a substitute for the standard marine container. Built from mild steel and Corten, our GenFlat Container exceeds current industry strength and rigidity standards. Once four GenFlat Containers are stacked and locked together, they can be lifted as a single unit, ready for multi-modal transport. GenFlat Containers meet ISO-certified standards (Lloyds Registry). GenFlat Containers reduce repositioning costs, storage space, and carbon emissions compared to standard marine containers. We are partnered with China International Marine Containers (CIMC) in Dalian, China, to manufacture our GenFlat Containers.

We will operate our business in one industry, intermodal transportation equipment, and we will have two business segments:

•

Equipment leasing. Our equipment leasing operations will include the acquisition, leasing, re-leasing and ultimate sale of multiple types of intermodal transportation equipment, primarily intermodal containers.

•	Equipment sales. We contract-manufacture containers and sell these containers to container retailers and users of containers.

Commencement of Commercial Operations

Manufacturing and marketing of GenFlat containers commenced in September 2023, and we commenced commercial operations in May of 2024. Presently, our commercial operations consist of an equipment lease agreement to provide GenFlat Containers to one customer. The lease agreement demonstrates commercial acceptance of our GenFlat container. Our Company is also in various stages of evaluation with potential customers to lease GenFlat Containers including shipping lines, retailers, logistics companies, and the United States military. The Company also has a non-commercial proof-of-concept agreement with a freight forwarding company in the Middle East, which commenced in August 2024.

Industry Overview

Intermodal-marine containers provide a secure and cost-effective method of transporting raw materials, component parts and finished goods because they can be used in multiple modes of transport. By making it possible to move cargo from a point of origin to a destination without repeated unpacking and repacking, marine containers reduce freight and labor costs. In addition, automated handling of marine containers permits faster loading and unloading of vessels, more efficient utilization of transportation equipment and reduced transit times. The protection provided by sealed marine containers also reduces cargo damage, loss and theft of goods during shipment.

In 2023, global container shipping volumes experienced both peaks and troughs, reflecting the broader economic environment. According to industry estimates, the overall container throughput for the year was slightly lower than in 2022, with volumes estimated to be around 820 million Twenty-foot Equivalent Units (“TEUs”). This represented a marginal decline of approximately 2-3% compared to the previous year, indicating a period of adjustment after the pandemic-induced surge in trade volumes. Approximately 3.9 million TEU of containers were added to the global fleet in 2023. The total volume of leased TEU continues to grow.

Leasing marine containers helps shipping lines improve their container fleet efficiency and provides shipping lines with an alternative source of equipment financing. Given the uncertainty and variability of export volumes, and the fact that shipping lines have difficulty in accurately forecasting their marine containers requirements on a day-by-day, port-by-port basis, the availability of marine containers for lease on short notice reduces shipping lines' need to purchase and maintain larger container inventory buffers. In addition, the drop-off flexibility provided by operating leases also allows the shipping lines to adjust their container fleet sizes and the mix of container types in their fleets both seasonally and over time and helps balance their trade flows.

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Spot leasing rates are typically a function of, among other things, new equipment prices (which are heavily influenced by steel prices), interest rates and the equipment supply and demand balance at a particular time and location. Average leasing rates on an entire portfolio of leases respond more gradually to changes in new equipment prices or changes in the balance of container supply and demand because lease agreements are generally only re-priced upon the expiration of the lease. The value that lessors receive upon resale of equipment is closely related to the cost of new equipment.

Our Principal Product

Our GenFlat Container is a 40-foot collapsible intermodal-marine container that exceeds international strength and rigidity standards. Intermodal-marine containers are large, standardized steel or aluminum boxes used to transport freight by ship, barge, rail, or truck. Intermodal-marine containers are the primary means by which goods and materials are shipped internationally and domestically. When fully loaded, GenFlat Containers have the same approximate internal dimensions, 96% of capacity and 96% of payload as other intermodal-marine shipping containers (2,438mm wide and 2,591mm high, and have a gross rating of 32,500 kgs, tare weight of 5,300 kgs and load capacity of 27,200 kgs). However, GenFlat Containers are collapsible so that four GenFlat Containers can be stacked, locked together (in stacks of 4) and shipped in the space of one high cube intermodal-marine shipping container. We expect our GenFlat Container fleet to primarily consist of dry containers. A dry container is a steel constructed box with a set of doors on one end. Dry containers are the most widely used type of intermodal container and are used to carry general cargo such as manufactured component parts, consumer staples, electronics and apparel.

During Q4 of 2024, GenFlat engineered a 20-foot standard collapsible container and a 40-foot high cube collapsible container. These products function in the same manner as the aforementioned 40-foot standard collapsible container.

GenFlat Containers collapse using the GenFlat Genny (patent pending), a t-shaped steel apparatus with wheels on the end that affixes to forks of any standard forklift capable of lifting three tons. The Genny lifts GenFlat Container doors into the roof of the container, allowing for the collapsing of the container. The process to collapse or expand a GenFlat Container takes approximately 80 seconds.

The GenFlat Container with Genny provides three significant benefits:

1.

Cost Savings. Many marine containers are transported empty. Once marine containers are emptied at the destination (e.g., a retailer), the marine containers are returned to the manufacturer or distributor empty. According to our own internal data, we believe the GenFlat Container reduces this repositioning cost by up to 75%, and we expect a typical client to realize a return of investment within approximately eighteen months.

2.

Space Creating. When collapsed, GenFlat Containers reduce overall congestion at ports, terminals, depots, and related storage facilities and remove the burden of finding solutions to capacity constraints. At ports, terminals and yards, twenty GenFlat Containers can be stacked in the traditional space once containing five stacked empty marine containers. On trains, eight GenFlat Containers can be stacked where two could be stacked previously. On trucks, four GenFlat Containers can be stacked replacing one single marine container. On ships, 48,000 GenFlat Containers can be stacked in the place once consumed by 12,000 marine containers.

3.

Carbon Emission Reduction. The use of GenFlat Containers reduces the space required for empty shipping containers to be transported around the world. As a result, there’s reduced fuel consumption, reduced traffic and a significant reduction in emissions and environmental contamination. The GenFlat Container helps reach carbon emissions pledges with minimal investment or disruption.

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Our GenFlat Container was recognized as the “Most Inspiring Container Technology Solution” of 2023 at the prestigious Transport and Logistics Conference in the Middle East (Dubai). At the 2024 conference our GenFlat Container won the award for “Game-changer” in container handling. These awards not only underscore our commitment to innovation, sustainability and efficiency, but also the impact our solution can have on revolutionizing the shipping industry.

We have an exclusive Teaming Agreement with China International Marine Containers (CIMC) to manufacture our 40-foot GenFlat Containers in Dalian, China. Our management team has developed a strong working relationship with CIMC and make regular trips to Dalian to inspect the manufacturing process and maintain close ties to our contacts there.

Our Growth, Sales and Marketing Strategy

Our business strategy anticipates that our revenue stream will be derived from the sale and lease of our GenFlat Containers. Our objective is to replace the standard marine container with GenFlat Containers. In order to meet this objective, we are:

•

Utilizing traditional business development strategies to establish and leverage relationships with potential customers including container shipping companies, container leasing companies and the U.S. Military. We are currently identifying prospective clients through the personal and professional relationships of our management team.

•	Building channel partnerships with logistics companies, associations, ports and consultants.
•	Attending conferences, trade shows and other industry events.
•	Utilizing online advertisements through a third-party marketing firm, which has generated significant exposure within the industry.
•

Working to position ourselves as an opinion leader in the field through the creation of media and content; podcasts, articles, essays and other such materials to build good PR for the business and attract interest for our products. This includes possibly exhibiting and speaking at conferences and advertising in trade journals, associations, etc.

•	Working to generate referrals and engaging in word-of-mouth programs to obtain customers.

Our marketing budget is subject to several factors, including our current capital raising efforts, future results of operations and cash flow. If our current capital raising efforts are successful or if our results from operations exceed our expectations over the next twelve months, we expect to significantly increase our marketing budget, which we expect will enable us to increase revenues.  We currently have one rental agreement in place with our sole customer for use of GenFlat containers, and we have generated nominal revenue to date pursuant to this rental agreement, as a result, it is difficult to draw any correlation between revenues and marketing expenses.

Our Leases

We expect most of our revenues will be derived from leasing our equipment to customers. Most of our leases will be structured as operating leases, though we also plan to provide customers with finance leases. Regardless of the lease type, we seek to exceed our targeted return on our investments over the life cycle of the equipment by managing utilization, lease rates, and the used equipment sale/purchase process.

Lease Products

Our leased products will be structured to provide numerous operational and financial benefits to our customers. These benefits include:

•

Operating Flexibility. The timing, location and daily volume of cargo movements for a shipping line are often unpredictable. Leasing containers helps customers manage this uncertainty and reduces the requirement for inventory buffers by allowing them to pick up leased equipment on short notice.

•

Fleet Size and Mix Flexibility. The drop-off flexibility included in container operating leases allows customers to more quickly adjust the size of their fleets and the mix of container types in their fleets as their trade volumes and patterns change due to seasonality, market changes or changes in company strategies.

•

Alternative Source of Financing. Container leases provide an additional source of equipment financing to help customers manage the high level of investment required to keep pace with the growth of the asset intensive container shipping industry.

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Operating Leases

Operating leases will be structured to allow customers flexibility to pick-up equipment on short notice and to drop-off equipment prior to the end of its useful life. Because of this flexibility, most of our containers will go through several pick-up and drop-off cycles. Our operating lease contracts will specify a per diem rate for equipment on-hire, where and when such equipment can be returned, how the customer will be charged for damage and the charge for lost or destroyed equipment, among other things.

We will categorize our operating leases as either long-term leases or service leases. Some leases will have contractual terms that have features reflective of both long-term and service leases. We will classify such leases as either long-term or service leases, depending upon which features we believe are predominant. For example, some leases that provide redelivery flexibility during the lease term will be classified as long-term leases in cases where lessees have made large upfront payments to reduce their lease payment during the lease term or in cases where lessees will incur significant redelivery fees if containers are returned during the lease term. Such leases are generally considered to be long-term leases based on the expected on-hire time and the economic protection achieved by the lease economics. Our long-term leases will generally require our customers to maintain specific units on-hire for the duration of the lease term, and they will provide us with predictable recurring cash flow. Long-term leases typically have initial contractual terms ranging from five to eight or more years. We intend to offer an option to purchase our containers at the end of the lease term.

Finance Leases

Finance leases will provide our customers with an alternative method to finance their equipment acquisitions. Finance leases are generally structured for specific quantities of equipment, generally require the customer to keep the equipment on-hire for its remaining useful life, and typically provide the customer with a purchase option at the end of the lease term.

Customers

Currently, we have one paying customer.  We have one rental agreement in place with this customer for use of GenFlat containers, and we have generated nominal revenue to date pursuant to this rental agreement. We expect our customers to be mainly comprised of international shipping lines, though we also expect to lease containers to freight forwarding companies, retailers, and manufacturers. Our Company also has a non-commercial proof-of-concept agreement with a freight forwarding company in the Middle East, which commenced in August 2024. In November 2024, we announced a strategic partnership with Discount Tire, one of the world’s largest tire retailers. Under the agreement, Discount Tire is utilizing GenFlat’s innovative collapsible containers to streamline tire shipments on a closed-loop route from Thailand to California. The shipping industry has been consolidating for several years, and further consolidation could increase the portion of our revenues that come from our largest customers. A default by one of our major customers could have a material adverse impact on our business, financial condition and future prospects.

Credit Controls

We plan to monitor our customers’ performance and our lease exposures on an ongoing basis. Our credit management processes will be aided by our broad network of relationships in the shipping industry that provides current information about our customers’ market reputations. Credit criteria may include, but are not limited to, customer payment history, customer financial position and performance (e.g., net worth, leverage, and profitability), trade routes, country of domicile and the type of, and location of, equipment that is to be supplied.

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Competition

We operate in a highly competitive industry. The market for our products is competitive and rapidly changing. We experience competition from large, established intermodal equipment leasing companies possessing large, existing customer bases, substantial financial resources and established distribution channels. We compete with at least four other collapsible intermodal-marine equipment companies in addition to many manufacturers of standard intermodal-marine equipment, and companies offering finance leases as distinct from operating leases. It is common for our prospective customers to utilize several leasing companies to meet their equipment needs. We expect competition to persist and intensify in the future. Competition could result in reduced sales, reduced margins or the failure of our products and services to achieve or maintain more widespread market acceptance, any of which could harm our business and our operating results could be harmed.

While none of our competitors has penetrated the market, a few of our current and potential competitors may have more financial resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their offerings. Our current and potential competitors have more extensive customer bases and broader customer relationships than we have. If we are unable to compete with such companies, the demand for our products and services could substantially decline.

Our competitors compete with us in many ways, including lease pricing, lease flexibility, supply reliability and customer service. In times of weak demand or excess supply, leasing companies often respond by lowering leasing rates and increasing the logistical flexibility offered in their lease agreements. In addition, new entrants into the leasing business are often aggressive on pricing and lease flexibility. Furthermore, customers also have the option to purchase intermodal equipment and utilize owned equipment instead of leasing, relying on their own fleets to satisfy their intermodal equipment needs and even leasing their excess container stock to other shipping companies.

While we are forced to compete aggressively on price, we attempt to emphasize our overall value with efficiency in collapsing and expanding our containers, the strength and durability of our containers, supply reliability and high level of customer service to our customers. We plan to invest heavily to ensure adequate equipment availability in high demand locations, dedicate large portions of our organization to building customer relationships and maintaining close day-to-day coordination with customers’ operating staffs, and have developed self-service systems that allow our customers to transact with us through the Internet.

Suppliers

We do not manufacture any of our products. We have an exclusive Teaming Agreement with China International Marine Containers (“CIMC”) to manufacture GenFlat Containers in Dalian, China. Our team members have developed a strong working relationship with CIMC and make regular trips to Dalian to inspect the manufacturing process and maintain close ties to our contacts there. Nevertheless, defects and quality control lapses in our containers can occur. We intend to work with the manufacturer to correct these defects, and we expect our manufacturer to honor its warranty obligations in such cases.

We estimate that the four largest container manufacturers in China account for more than 90% of global production volume.

Intellectual Property

Our GenFlat Containers have five patents in the United States and two patents in China. Our Actuator has one patent in the United States and one in China. The Genny has a patent pending in the United States. To protect our proprietary rights, we will generally rely on copyright, trademark and trade secret laws, confidentiality agreements with employees and third parties. Our patents cover the various iterations of our containers,the Actuator, and the Genny, including integral component parts of the container technology.

Third parties may copy or obtain and use our proprietary ideas, know-how and other proprietary information without authorization or independently develop similar or superior intellectual property. Our competitors may obtain proprietary rights that would prevent, or limit or interfere with our ability to sell our products. If we are found to infringe on the proprietary rights of others, we may be required to incur substantial costs to defend any litigation, cease offering our products, obtain a license from the holder of the infringed intellectual property right or redesign our products.

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Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights are still evolving. We cannot be sure of the future viability or value of any of our proprietary rights or of the similar rights of other companies within this market. We cannot be certain that the steps taken by us will prevent misappropriation or infringement of our proprietary information.

Any litigation might result in substantial costs and diversion of resources and management attention and could have a material adverse effect on our business, results of operations and financial condition.

Research and Development

To date, our total research and development expenses since inception are approximately $950,000 and have been focused on designing and developing our collapsible marine containers , Actuators, and Gennies.

Systems and Information Technology

We use off-the-shelf technology to operate our business. The efficient operation of our business is highly dependent on our information technology systems to track transactions, bill customers and provide the information needed to report our financial results. Our systems allow customers to facilitate sales orders and drop-off requests on the Internet, view current inventories and check contractual terms in effect with respect to any given container lease agreement. Our systems also maintain a database, which accounts for the containers in our fleet and our leasing agreements, processes leasing and sale transactions, and bill our customers for their use of and damage to our containers. We also use the information provided by these systems in our day-to-day business to make business decisions and improve our operations and customer service.

Environmental and Other Regulation

We are subject to various business impacts associated with environmental regulations, including potential liability due to accidental discharge from our containers, potential equipment obsolescence or retrofitting expenses due to changes in environmental regulations, and increased risk of container performance problems due to container design changes driven by environmental factors.

While we maintain environmental liability insurance coverage, and the terms of our leases and other arrangements for use of our containers place the responsibility for environmental liability on the end user, we still may be subject to environmental liability in connection with our operations. In certain countries like the United States, the owner of a leased container may be liable for the costs of environmental damage from the discharge of the contents of the container even though the owner is not at fault.

Our operations are also subject to regulations promulgated in various countries, including the United States, seeking to protect the integrity of international commerce and prevent the use of equipment for international terrorism or other illicit activities, as well as regulations implementing equipment safety measures. As these regulations develop and change, we may incur increased compliance costs. Violations of these rules and regulations can also result in substantial fines and penalties, including potential limitations on operations or forfeitures of assets. Additionally, we may be affected by future regulation related to supply chain management that could impact our equipment and operations.

Employees and Human Capital

We have two full-time employees and one part-time employee in the United States. From time to time, we expect to employ additional employees and independent contractors as well as legal, accounting and other specialized professionals to support our sales, marketing, business development and administrative needs. Our team has diverse professional backgrounds, allowing each employee to contribute in myriad ways, allowing us to operate with low overhead. Some of our executive officers and directors are engaged in outside business activities that we do not believe conflict with our business.

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Our success will depend on our ability to hire and retain additional qualified marketing, sales, technical and other personnel.  Qualified personnel are in high demand.  We face considerable competition from other firms for these personnel, many of which have significantly greater resources than we have.

Properties

Our corporate headquarters is in Tooele, Utah. Substantially all our operating activities are conducted from 1,500 square feet of office space provided by our CEO at a nominal charge. We expect that additional space will be required as our business expands and we believe that we can obtain suitable space as needed.

Legal proceedings

We may from time to time be involved in routine legal matters incidental to our business; however, we are currently not involved in any litigation, nor are we aware of any threatened or impending litigation.

Emerging Growth Company

We are and we will remain an “emerging growth company” as defined under The Jumpstart Our Business Startups Act, or the JOBS Act, until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenues equal or exceed $1.07 billion, (ii) the last day of the fiscal year following the fifth anniversary of our initial public offering, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities, or (iv) the date on which we are deemed a “large accelerated filer” (with at least $700 million in public float) under the Exchange Act.

As an “emerging growth company”, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•	only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis” disclosure;
•	reduced disclosure about our executive compensation arrangements;
•	no requirement that we hold non-binding advisory votes on executive compensation or golden parachute arrangements; and
•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We have taken advantage of some of these reduced burdens, and thus the information we provide you may be different from what you might receive from other public companies in which you hold securities.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

Notwithstanding the above, we are also currently a “smaller reporting company,” meaning that we are not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a smaller reporting company and that had a public float of less than $250 million or annual revenues of less than $100 million during the most recently completed fiscal year. In the event that we are still considered a smaller reporting company, at such time as we cease being an emerging growth company, the disclosure we will be required to provide in our SEC filings will increase, but it will still be less than it would be if we were not considered either an emerging growth company or a smaller reporting company. Specifically, similar to emerging growth companies, smaller reporting companies are able to provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and have certain other decreased disclosure obligations in their SEC filings, including, among other things, only being required to provide two years of audited financial statements in annual reports.

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MANAGEMENT

Executive Officers, Directors and Significant Employees

The following table sets forth certain information regarding our current executive officers and directors as of March [  ], 2025:

Name	Age	Title	Held Position Since
Drew D. Hall	75	Chief Executive Officer/Chief Financial Officer, Director	December 20, 2023
Garrett R. Hall	46	President	November 27, 2024
Joseph J. Maggio	66	Chief Operations Officer	November 27, 2024

The following information sets forth the backgrounds and business experience of the director and executive officers of the Company.

Drew D. Hall. Mr. Hall has been serving as GenFlat Holdings, Inc.’s Chief Executive Officer/Chief Financial Officer, and sole Director since December 20, 2023. Additionally, Mr. Hall is GenFlat, Inc.’s (and/or its subsidiaries) co-founder and has been serving as its Chief Executive Officer/Chief Financial Officer since January 2018 to present where he has managed operations and finances. Since 2019, Mr. Hall has served as Managing Member of Collapsible Revolution, LLC, a wholly owned subsidiary of GenFlat, Inc. Since 1994 to present, Mr Hall has served as Managing Partner of Tooele Associates, LP, responsible for all real estate development since 1994.  Tooele Associates, LP owns property in Tooele City, UT. Mr. Hall is Managing Member of Bakken Development, LLC, Beach Railport, LLC and Beach Inn, LLC, land holding companies since 2012. He oversees all leasing and financing for those entities. Mr. Hall is Managing Member of Jack’s Market, LLC, leasing commercial real estate since 1997 in charge of all leasing and financing of Jack’s Market, LLC. Mr. Hall has been retained by the Utah Department of Transportation and The Salt Airport Authority as a land development expert in land condemnation litigation since 2022. Since 1999 Mr. Hall, as Managing Member of Overlake Golf, LLC, has been responsible for all aspects of supervising the operation of the Links at Overlake Golf Course located in Tooele, UT.  Mr. Hall received his B.S. degree in Accounting from Brigham Young University in 1975.  Mr. Hall was a practicing CPA from 1976 thru 1994 and is a life time member of the American Society of Certified Accountants.  Mr. Hall has served on the University of Utah Crimson Club Board of Directors since 2012 and served as its President from July 2019 thru June 2023. Mr. Halls qualifications to serve on our Board include his years practicing as a CPA, his knowledge managing various businesses and his leadership of our Company.

Garrett Hall. Mr. Hall had been serving as GenFlat, Inc.’s President since November 27, 2024. Previously, Mr. Hall had been serving as GenFlat, Inc.’s Chief Operations Officer since December 20, 2023. Additionally, Mr. Hall has been serving as GenFlat, Inc.’s (and/or its subsidiaries) Chief Operations Officer since December 2021 to present where he has provided strategic and advisory expertise to GenFlat in the form of developing and implementing its go-to-market strategy, supporting its sales team, and establishing channel partnerships. From April 2019 to 2023, Mr. Hall served as Co-Founder/Chief Operations Officer at CSQ Index, a market research publication firm serving cannabis and hemp supply chain vendors where he managed operations, conducted customer satisfaction research on supply chain vendors, consulted on customer experience and retention matters, managed research, methodology, vendor relations, government relations, and grower outreach, managed consulting services to ensure vendors received proper feedback on how to improve their products and services, and lead the sales team and tracked all sales goals and opportunities. Mr. Hall received his B.A. In English from Brigham Young University in 2006 and his Juris Doctor Degree Case Western Reserve University School of Law in 2009.

Joseph J. Maggio. Mr. Maggio has been serving as GenFlat Holdings, Inc.’s Chief Operations Officer since November 27, 2024. Previously, Mr. Maggio had been serving as GenFlat Holdings, Inc.’s President since December 20, 2023. Additionally, Mr. Maggio has been President of GenFlat, Inc. since 2022. From 2021 to present, Mr. Maggio has been serving as National Sales Manager with Lanter Delivery Systems, a national overnight, unattended delivery solution company where he is responsible for business development and logistics operations, including ocean freight, trucking, warehousing, drayage, container yard operations, documentation, contracting and administration services. From 2018 to 2021, Mr. Maggio served as Director of Sales with NFI, a leading provider of North American supply chain solutions, where he was responsible for growing NFI’s book of business in both contract logistics and supply chain services (warehousing, truck and rail services). Mr. Maggio received his Bachelor of Science degree (Business Administration) from California State University Long Beach in 1979.

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Significant Employees

We have no significant employees other than the officers and director described above.

Family Relationships

Drew D. Hall is Garrett Hall’s father. There are no other family relationships among our current officers or directors.

Term of office

The term of office of each director of the Company ends at the next annual meeting of the Company’s stockholders or when such director’s successor is elected and qualifies. Each executive officer serves at the discretion of our Board and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal.

Involvement in Certain Legal Proceedings

During the past ten years, none of our directors or executive officers have been involved in any of the proceedings described in Item 401(f) of Regulation S-K.

To the best of our knowledge, there is no material proceeding to which any director or executive officer, affiliate of the Company, any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any associate of such director, nominated director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Director Independence

Although we do not currently trade on the NASDAQ, our Board has reviewed each of our former and current directors’ relationships with the Company in conjunction with NASDAQ Listing Rule 5605(a)(2) that provides that an “independent director” is ‘a person other than an executive officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.’ Our board of directors has affirmatively determined that Drew D. Hall, our sole director is not an independent director that is independent of management or free of any relationship that would interfere with his independent judgment as a member of our board of directors. Additionally, the following former members of our Board, Stephen Epstein (resigned December 20, 2023) and Howard T. Wall, III (resigned December 20, 2023) were not independent directors pursuant to the standards described above.

Board Committees

Our Board has no separately designated committees and carries out the functions of an audit committee, a compensation committee and a nominating committee. We do not have an audit committee financial expert serving on our Board. Due to our limited financial resources, we are not in a position to retain an independent director with the qualifications to serve as an audit committee financial expert at this time. Drew D. Hall, our sole director is not “independent” within the meaning of Rule 10A-3 under the Exchange Act and the NASDAQ Stock Market Rules for audit committee purposes.

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Risk Oversight

Our Board takes a company-wide approach to risk management. Our board of directors determines the appropriate risk level for us generally, assesses the specific risks faced by us and reviews the steps taken by management to manage those risks. While our Board has ultimate oversight responsibility for the risk management process given that no board committees have yet been formed. Our Board will be responsible for overseeing the management of risks associated with the independence of our Board.

Until our Board has established a compensation committee, it remains responsible for, among other things, overseeing the management of risks relating to our executive compensation plans and arrangements, and the incentives created by the compensation awards is administered. Until our Board has established an audit committee, it will oversee, among other things, our corporate accounting and financial reporting process and oversees the audit of our financial statements and the effectiveness of our internal control over financial reporting. Until our Board has established a nominating committee, it will be responsible for among other things, making recommendations regarding candidates for directorships, reviewing developments in corporate governance practices and developing a set of corporate governance guidelines.

Code of Ethics

The Board has adopted a Code of Ethics (the “Code of Ethics”) to apply to all of our directors, officers and employees. The Code of Ethics is intended to promote ethical conduct and compliance with laws and regulations, to provide guidance with respect to the handling of ethical issues, to implement mechanisms to report unethical conduct, to foster a culture of honesty and accountability, to deter wrongdoing and to ensure fair and accurate financial reporting. A copy of the Code of Ethics is available at our website www.genflat.com. We are required to disclose any amendment to, or waiver from, a provision of our code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions. We intend to use our website as a method of disseminating this disclosure, as permitted by applicable SEC rules. Any such disclosure will be posted to our website within four business days following the date of any such amendment to, or waiver from, a provision of our code of ethics.

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EXECUTIVE COMPENSATION

The table below summarizes all compensation awarded to, earned by, or paid to our Named Executive Officers for the fiscal years ended June 30, 2024 and 2023.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

Drew D. Hall[1]	2024	$180,000	—	—	—	—	180,000
CEO/CFO, Director	2023	$180,000	—	—	—	—	180,000

Stephen Epstein(1)	2024	—	—	—	—	—	—
CEO/CFO/Pres, Director	2023	—	—	—	—	—	—

Joseph J. Maggio(2)	2024	$25,000	—	—	—	—	25,000
President	2023	$150,000	—	—	—	—	150,000

Garrett R. Hall(3)	2024	$150,000	—	—	—	—	150,000
COO	2023	$150,000	—	—	—	—	150,000

1.

Stephen Epstein resigned as GenFlat Holdings, Inc. Chief Executive Officer, President and Chief Financial Officer and sole named executive officer on December 20, 2023. No compensation was awarded to, earned by, or paid to Mr. Epstein as an executive officer during the last two fiscal years.

2.	On November 27, 2024, Mr. Maggio resigned as the Company’s and GenFlat, Inc.’s President and he was the Company’s and GenFlat, Inc.’s Chief Operating Officer.
3.	On November 27, 2024, Mr. Garrett Hall resigned as the Company’s and GenFlat, Inc.’s Chief Operating Officer and he appointed as the Company’s and GenFlat, Inc.’s President.

Employee, Severance, Separation and Change in Control Agreements

Drew Hall Employment Agreement.

On December 20, 2023, GenFlat entered into a written employment agreement with Mr. Hall as Chief Executive Officer and Chief Financial Officer providing for an annual salary of $180,000 per year, which is paid in regular installments in accordance with GenFlat’s general payroll practices. The Board may suspend the obligation to pay Mr. Hall for periods of time in order to meet other cash flow demands. Mr. Hall is also eligible to participate in GenFlat’s standard employee benefit programs, when available, for which executives of GenFlat are generally eligible, including, insurance and health benefits, GenFlat’s 401(k) plan, equity compensation plan and bonuses under any bonus plan program that may be established by our Board. Mr. Hall also serves as a member of our Board for no additional compensation.

Garret Hall Employment Agreement

On December 20, 2023, GenFlat entered into a written employment agreement with Mr. Hall as Chief Operating Officer providing for an annual salary of $150,000 per year, which is paid in regular installments in accordance with GenFlat’s general payroll practices. On November 27, 2024, Mr. Hall’s employment agreement was amended solely to reflect his new position as President. The Board may suspend the obligation to pay Mr. Hall for periods of time in order to meet other cash flow demands. Mr. Hall is also eligible to participate in GenFlat’s standard employee benefit programs, when available, for which executives of GenFlat are generally eligible, including, insurance and health benefits, GenFlat’s 401(k) plan, equity compensation plan and bonuses under any bonus plan program that may be established by our Board.

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Joe Maggio Employment Agreement.

On December 20, 2023, GenFlat entered into a written employment agreement with Mr. Maggio as President providing for an annual salary of $150,000 per year, which is paid in regular installments in accordance with GenFlat’s general payroll practices. On November 27, 2024, Mr. Maggio’s employment agreement was amended solely to reflect his new position as Chief Operating Officer. The Board may suspend the obligation to pay Mr. Maggio for periods of time in order to meet other cash flow demands. Mr. Maggio is also eligible to participate in GenFlat’s standard employee benefit programs, when available, for which executives of GenFlat are generally eligible, including, insurance and health benefits, GenFlat’s 401(k) plan, equity compensation plan and bonuses under any bonus plan program that may be established by our Board. On June 26, 2023, pursuant to the terms of Mr. Maggio’s employment agreement, the Company suspended the compensation component of Mr. Maggio’s employment agreement in order to meet other cash flow demands. Mr. Maggio continues to serve as our Chief Operations Officer.

Change in Control Benefits

If, prior to the expiration of the Employment Period and within twelve (12) months following a Change in Control, any of the above-named officers (“Officer”) is subject to an Involuntary Termination (as defined in their Employment Agreement), then GenFlat will pay “Change in Control Severance Benefits” to such officer, which will consist of (i) a payment (less applicable withholdings and deductions) equivalent to 18 months of the officer’s base salary (as in effect immediately prior to (a) the Change in Control, or (b) the date of the termination of Officer’s employment, whichever is greater), payable as a single lump sum within 74 days of Officer’s termination of employment; (ii) the greater of 150% of the Officer’s (i) Target Bonus or (ii) most recent actual bonus payout payable as a single lump sum within 74 days of the termination of Officer’s employment; (iii) taxable cash payments paid each calendar month for 18 months in an amount equal to the monthly COBRA premium at the time of Officer’s termination for the health dental and vision benefits that Officer and Officer’s eligible dependents had in effect under the Company’s welfare plans immediately prior to Officer’s termination (the “COBRA Payment”); and (iv) Acceleration of vesting of one hundred percent (100%) of Officer’s unvested equity award compensation under any equity incentive plan maintained by Company, to the extent permitted by such plan and by applicable laws.

Involuntary Termination — No Change in Control.

If, prior to the expiration of the Employment Period, no Change in Control has occurred in the preceding twelve (12) months and Officer is subject to an Involuntary Termination (as defined in their Employment Agreement), then the Company will pay “Severance Benefits” to Officer. The Severance Benefits will consist of: (i) a payment (less applicable withholdings and deductions) equivalent to 12 months of Officer’s base salary as in effect immediately prior to the date of Officer’s termination of employment, payable as a single lump sum within 74 days of the termination of Officer’s employment; (ii) the pro-rated amount of the bonus the Officer would have received had the Officer remained employed through the calendar year, to be determined at the Company’s sole discretion based on the Officer’s performance and payable as a single lump sum within 74 days of Officer’s termination of employment; and (iii) taxable cash payments paid each calendar month for 12 months in an amount equal to the monthly COBRA premium at the time of Officer’s termination for the health dental and vision benefits that Officer and Officer’s eligible dependents had in effect under the Company’s welfare plans immediately prior to Officer’s termination (also, the “COBRA Payment”).

2020 Restated Equity Incentive Plan

We adopted our 2020 Equity Incentive Plan in May 2020, which was subsequently amended and then restated as of September 2024. Under the Restated 2020 Equity Plan, our Company may grant awards to our employees, consultants and directors and such other individuals who are reasonably expected to become employees, consultants and directors. Awards that may be granted under the 2020 Equity Plan include: incentive stock options, non-qualified stock options, stock appreciation rights, restricted awards, performance share awards, cash awards, and other equity-based awards. We have reserved 1,500,000 shares of common stock available for the grant of awards under the 2020 Plan. As of March [  ], 2025, 700,000 shares of common stock are issuable upon the exercise of outstanding options at a weighted exercise price of $6.00 per share.

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Pension, retirement or similar benefit plans

There are no annuity, pension or retirement benefits proposed to be paid to the officer or director or employees in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Company or any of its subsidiaries.

Stock Option Grants

None.

Outstanding Equity Awards at Fiscal Year End

None.

Potential Payments Upon Termination or Change In Control

See “Employee, Severance, Separation and Change in Control Agreements” above.

Director Compensation

Presently, Drew Hall, our sole director, receives no additional compensation for serving as a director.

Indemnification

Our certificate of incorporation provides that no director shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

Compensation Policies and Practices as They Relate to Our Risk Management

No risks arise from our Company’s compensation policies and practices for our employees that are reasonably likely to have a material adverse effect on our Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Ownership

The following sets forth information as of September 25, 2024 regarding the number of shares of our common stock beneficially owned by (i) each person that we know beneficially owns more than 5% of our outstanding common stock, (ii) each of our directors and named executive officer and (iii) all of our directors and named executive officers as a group.

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The following table sets forth, as of March [  ], 2025, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of (i) each person or group known to our Company to be the beneficial owner of more than five percent (5%) of our common stock; and (ii) each of our officers and directors, and officers and directors as a group:

	Shares Beneficially Owned
Name and Address of Beneficial Owner (1)(2)	Number	Percent (3)(4)

5% Stockholders
Roy Hearrean	1,048,037	9.72%
Elda Hearrean	1,048,037	9.72%
Contained Resources, LLC (5)	2,115,942	19.64%
Charles G. Peterson Living Trust Dated May 25, 2010(6)	993,400	9.22%
Meraki Partners LLC (7)	1,011,300	9.38%

Directors and Executive Officers
Drew D. Hall, Chief Executive Officer/Chief Financial Officer, Director(8)	2,225,215	20.65%
Joseph J. Maggio, Chief Operations Officer	596,040	5.53%
Garrett R. Hall, President	--
All executive officers and directors as a group (3 persons)	2,821,255	26.18%

(1)

Calculated based upon the outstanding shares of the Company as of March [  ], 2025. Such holders have the sole voting and investment power with respect to the voting securities beneficially owned by them, unless otherwise indicated herein. Includes the person’s right to obtain additional shares of common stock within 60 days of as of the Closing Date.

(2)	In care of the Company at 1983 N. Berra Blvd., Tooele, Utah 84074.
(3)	Based on [10,773,543] shares of common stock outstanding.
(4)

If a person listed on this table has the right to obtain additional shares of common stock within 60 days from as of the Closing Date, the additional shares are deemed to be outstanding for the purpose of computing the percentage of class owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of any other person.

(5)	Alex Bellehumeur and Linda Bellehumeur are Managing Members of Contained Resources, LLC and each has voting and investment power over these securities.
(6)	Charles G Peterson is the Trustee of the Charles G. Peterson Living Trust Dated May 25, 2010 and has sole voting and investment power over these securities.
(7)	Joel Arberman is the Managing Member of Meraki Partners, LLC and has sole voting and investment power over these securities.
(8)

Includes 99,340 shares of common stock owned by Drew Hall and Theresa Hall and 2,125,876 shares of common stock owned by FEU Collapse, LLC. Drew Hall is the Managing Member of FEU Collapse, LLC and has sole voting and investment power over these securities.

Change in Control Arrangements

We are not aware of any arrangements that could result in a change of control.

Transactions with Related Persons

Except as described below and except for employment arrangements which are described under the section entitled “Executive Compensation,” during our last three completed fiscal years, there has not been, nor is there currently proposed, any transaction in which we are or were a participant, the amount involved exceeds the lesser of $120,000 or 1% of the average of the total assets, and any of our directors, executive officers, holders of more than 5% of our common stock or any immediate family member of any of the foregoing had or will have a direct or indirect material interest.

•	As of June 30, 2024, and June 30, 2023, GenFlat owed $8,731 in advances to Drew Hall, Chief Executive Officer of the Company. These advances were repaid by the Company in full in August 2024.
•	During the year ended June 30, 2024, the Company entered into three promissory note agreements with the Company’s CEO, Drew Hall, for a total principal of $205,000. The Company will pay 2.5% per annum, until the total principal is paid in full. The note has no maturity date and no default interest rate. During the year ended June 30, 2024, the Company repaid $100,000. During the period ended December 31, 2024, the Company received additional proceeds of $44,750 from Mr. Hall and repaid a total of $149,750 on the promissory note agreements. As of December 31, 2024 and June 30, 2024, the balance owed on the note was $0 and $72,000, respectively. Accrued interest on the notes was $0 and $260 as of September 30, 2024 and June 30, 2024, respectively.
•	In May 2022, Collapsible Revolution, LLC entered into a consulting agreement with an advisor for consulting services related to public market listing of the Company. The Company paid $20,000 in cash to the consultant and agreed to pay an additional $20,000 upon filing of a prospectus, $25,000 upon effectiveness of such prospectus, and $25,000 upon public listing of the Company’s shares of common stock. The Company also agreed to issue 10% of the outstanding common shares of the Company to the consultant. The consultant formed GenFlat, Inc. in July 2022, and was its sole officer and Director until the closing of a reverse merger. The consultant held 1,000,000 shares of common stock of the Company that were issued at par value upon formation of GenFlat. At the time of the reverse merger, the consultant resigned as a Director and Officer, and amended the consulting agreement to remove the equity consideration described above. The consultant was paid $70,000 as a transaction fee as a result of the Share Exchange between GenFlat and the Company. This consultant was also a shareholder of the Company, and the holder of the Senior Secured Line of Credit.

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•	The Company’s President, Garrett Hall, is the son of Drew Hall, the Company’s CEO. Garrett Hall receives an annual salary of $150,000.
•

Pursuant to the Share Exchange Agreement, on the Closing Date, the Company’s outstanding note receivable from PointClear Solutions, Inc. in the approximate amount of $98,438 (as of the Closing Date) was assigned to Stephen Epstein, our former Chief Executive Officer, in consideration of (i) his resignation from any and all Company positions, including, but not limited to, CEO and member of the Board on the Closing Date, and (ii) his delivery to the Company of 110,000 shares of Company common stock held in his name, all of which were cancelled on the Closing Date.

Related Person Transaction Policy

Our Company does not have any formal written policies or procedures for related party transactions, however in practice, our Board reviews and approves all related party transactions and other matters pertaining to the integrity of management, including potential conflicts of interest and adherence to standards of business conduct. We have no independent directors on our Board. Mr. Drew D. Hall is our sole director.

 We expect to adopt a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective immediately upon the consummation of this offering. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds the lesser of $120,000 or one percent of our total assets at year-end for our last two completed fiscal years. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons. Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our Board, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under our code of conduct, our employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related person transactions, our audit committee, or other independent body of our Board, will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;
•	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;
•	the availability of other sources for comparable services or products; and
•	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our Board, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our audit committee, or other independent body of our Board, determines in the good faith exercise of its discretion.

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DESCRIPTION OF OUR SECURITIES

The following description of our Company’s capital stock and provisions of our amended and restated certificate of incorporation (“certificate of incorporation” or “charter”) and our amended and restated bylaws (“bylaws”) are summaries and are qualified by reference to our Company’s certificate of incorporation and bylaws which are filed as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

The Company’s authorized capital stock consists of 25,000,000 shares of common stock, par value $0.001 per share. Holders of our common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that directors will be elected by a plurality of the votes cast. Holders of our common stock are entitled to receive dividends when, as and if declared by our Board out of funds legally available for this purpose. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive on a proportional basis any assets remaining available for distribution after payment of our liabilities. Holders of common stock have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock.

Anti-Takeover Provisions

Certain of our charter, statutory and contractual provisions could make the removal of our management and directors more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock. Furthermore, the existence of the foregoing provisions, as well as the significant common stock beneficially owned by our executive officers, and certain members of our Board, could lower the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our Company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

Charter and Bylaw Provisions

Our certificate of incorporation and bylaws contain the following provisions that may have the effect of discouraging unsolicited acquisition proposals:

•	prohibit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;
•	empower our Board to fill any vacancy on our Board, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;
•	provide that our Board is expressly authorized to adopt, amend or repeal our bylaws; and
•	provide that our directors will be elected by a plurality of the votes cast in the election of directors.

These provisions could lower the price that future investors might be willing to pay for shares of our common stock.

Delaware Law

Section 203 of the DGCL is applicable to takeovers of certain Delaware corporations, including us. Subject to exceptions enumerated in Section 203, Section 203 provides that a corporation shall not engage in any business combination with any “interested stockholder” for a three-year period following the date that the stockholder becomes an interested stockholder unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, though some shares may be excluded from the calculation; or

•

on or subsequent to that date, the business combination is approved by the board of directors of the corporation and by the affirmative votes of holders of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

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Except as specified in Section 203, an interested stockholder is generally defined to include any person who, together with any affiliates or associates of that person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, any time within three years immediately prior to the relevant date. Under certain circumstances, Section 203 makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may elect not to be governed by this section, by adopting an amendment to the certificate of incorporation or bylaws, effective 12 months after adoption. Our certificate of incorporation and bylaws do not opt out from the restrictions imposed under Section 203. We anticipate that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with the Board because the stockholder approval requirement would be avoided if a majority of the directors then in office excluding an interested stockholder approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder. These provisions may have the effect of deterring hostile takeovers or delaying changes in control, which could depress the market price of our common stock and deprive stockholders of opportunities to realize a premium on shares of common stock held by them.

Contractual Provisions

Our employee stock option agreements may include change-in-control provisions that allow us to grant options or stock purchase rights that may become vested immediately upon a change in control. The terms of change of control provisions contained in certain of our senior executive employee agreements may also discourage a change in control of our Company.

Our Board also has the power to adopt a stockholder rights plan that could delay or prevent a change in control of our Company even if the change in control is generally beneficial to our stockholders. These plans, sometimes called “poison pills,” are oftentimes criticized by institutional investors or their advisors and could affect our rating by such investors or advisors. If our Board adopts such a plan, it might have the effect of reducing the price that new investors are willing to pay for shares of our common stock.

Exclusive Forum Provision

Our bylaws provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for:

•	any derivative action or proceeding brought on behalf of our Company;
•	any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or agent of the Company to the Company or the Company's stockholders;
•	any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the Certificate of Incorporation, or these by-laws; or
•	any action asserting a claim governed by the internal affairs doctrine;

in each case, subject to said court having personal jurisdiction over the indispensable parties named as defendants therein. If any action the subject matter of which is within the scope of Section 7.06 of our Bylaws is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to: (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section 7.06 of our Bylaws (an “Enforcement Action”); and (ii) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section.

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The enforceability of similar choice of forum provisions in other companies’ bylaws and certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our bylaws to be inapplicable or unenforceable in such action.

These provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act, Securities Act or any other claim for which the federal courts have exclusive or concurrent jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions. Our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our shareholders will not be deemed to have waived our compliance with these laws, rules and regulations.

Together, these charter, statutory and contractual provisions could make the removal of our management and directors more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock. Furthermore, the existence of the foregoing provisions, as well as the significant common stock beneficially owned by our founder, executive officers, and certain members of our Board, could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our Company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

Listing

Our common stock is quoted on the OTC, under the ticker symbol “GFLT.” As of [  ], 2025, the last reported price of our common stock was $[  ] per share at market close. There is a limited public trading market for our common stock. You are urged to obtain current market quotations for the common stock. We intend to apply to list our common stock on Nasdaq. We believe that upon completion of the offering contemplated by this prospectus, we will meet the standards for listing on Nasdaq. No assurance can be given that our application will be approved or that the trading prices of our common stock on the OTCQB will be indicative of the prices of our common stock if our common stock were traded on Nasdaq. If our common stock is not approved for listing on the Nasdaq Capital Market, we will not consummate this offering.

Transfer Agent

The Company’s transfer agent is VStock Transfer LLC with an address of 18 Lafayette Place, Woodmere, New York, NY 11598.

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices of our common stock. Upon completion of this offering, we will have an aggregate of [  ] shares of common stock issued and outstanding, assuming the underwriter does not exercise its over-allotment option. Of these shares, all of the common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except that any shares purchased by one of our “affiliates,” as that term is defined in Rule 144 under the Securities Act, or Rule 144, may be sold only in compliance with the limitations described below. A portion of the remaining shares of common stock held by our existing shareholders are “restricted securities” as defined in Rule 144. Restricted shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration, including, among others, the exemptions provided by Rule 144. As a result of the contractual 180-day lock-up period described in “Underwriting” and the provisions of Rules 144, these shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the shares of common stock sold in this offering will be immediately available for sale in the public market;
•	beginning 180 days after the date of this prospectus respectively, [ ] additional shares of common stock may become eligible for sale in the public market upon the satisfaction of certain conditions as set forth in “Lock-Up Agreements,” all of which shares would be held by our affiliates and subject to the volume and other restrictions of Rule 144, as described below;
•	the remainder of the shares of common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

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Rule 144

In general, under Rule 144, a person (or persons whose shares are aggregated) who is not an affiliate of ours and has not been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the restricted securities proposed to be sold for at least one year, including the holding period of any prior owner other than an affiliate, is entitled to sell his or her securities without registration and without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. In addition, under Rule 144, a person (or persons whose securities are aggregated) who is not an affiliate of ours and has not been one of our affiliates at any time during the three months preceding a sale, may sell his or her securities without registration, subject to the continued availability of current public information about us after only a six-month holding period. Any sales by affiliates under Rule 144, even after the applicable holding periods, are subject to requirements and/or limitations with respect to volume, manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act, any of our shareholders who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement before we became subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, is eligible to resell those shares in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirements of Rule 144, and a non-affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirements of Rule 144 and without regard to the volume of such sales or the availability of public information about the issuer.

Lock-up Agreements

All of our directors and executive officers and certain holders of our outstanding common stock will sign lock-up agreements in connection with this offering pursuant to which, subject to certain exceptions, they agreed not to offer, issue, sell, contract to sell, encumber, for the sale of or otherwise dispose of any securities of the Company for a period of 180 days after this offering is completed without the prior written consent of Unnamed Underwriter.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock acquired in this offering by a “non-U.S. holder” (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any state or local or non-U.S. jurisdiction or under U.S. federal gift and estate tax rules, or rising out of other non-income tax rules, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, regulated investment companies, real estate investment trusts or other financial institutions;
•	persons subject to the alternative minimum tax or the tax on net investment income;
•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement;

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•	tax-exempt organizations or governmental organizations;
•	pension plans and tax-qualified retirement plans;
•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;
•	partnerships or other entities or arrangements treated as partnership for U.S. federal income tax purposes (and investors therein);
•	brokers or dealers in securities or currencies;
•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);
•	certain former citizens or long-term residents of the United States;
•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;
•	persons who hold or receive our common stock pursuant to the exercise of any option or otherwise as compensation;
•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment); and
•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership, entity or arrangement classified as a partnership or flow-through entity for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership or other entity. A partner in a partnership or other such entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other such entity, as applicable.

This summary is for informational purposes only and is not tax advice. Each non-U.S. holder is urged to consult its own tax advisor with respect to the application of the U.S. federal income tax laws to its particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal gift or estate tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock that, for U.S. federal income tax purposes, is neither a “U.S. person” nor an entity (or arrangement) treated as a partnership. A “U.S. person” is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;
•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;
•	an estate whose income is subject to U.S. federal income tax regardless of its source; or
•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) that has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our common stock, and we do not anticipate paying any dividends on our common stock following the completion of this offering. However, if we do make distributions of cash or property on our common stock to non-U.S. holders, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will first constitute a return of capital and will reduce each non-U.S. holder’s adjusted tax basis in our common stock, but not below zero. Any additional excess will then be treated as capital gain from the sale of stock, as discussed under “Gain on Disposition of common stock.”

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Subject to the discussions below on effectively connected income, backup withholding and the Foreign Account Tax Compliance Act, or FATCA, any dividend paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence. In order to receive a reduced treaty rate, such non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced treaty rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If such non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to such agent, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. Each non-U.S. holder should consult its own tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Dividends received by a non-U.S. holder that are treated as effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and, if an applicable income tax treaty so provides, such non-U.S. holder maintains a permanent establishment or fixed base in the United States to which such dividends are attributable) are generally exempt from the 30% U.S. federal withholding tax, subject to the discussion below on backup withholding and FATCA withholding. To claim this exemption, a non-U.S. holder must provide the applicable withholding agent with a properly executed IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if a non-U.S. holder is a corporation, dividends such non-U.S. holder receives that are effectively connected with its conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence. Each non-U.S. holder should consult its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock, including any applicable tax treaties that may provide for different rules.

Gain on Disposition of Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, a non-U.S. holder generally will not be required to pay U.S. federal income tax on any gain realized upon the sale, exchange, or other taxable disposition of our common stock unless:

●

the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States);

●

the non-U.S. holder is a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

●

shares of our common stock constitute U.S. real property interests by reason of our status as a “United States real property holding corporation” (a USRPHC) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the non-U.S. holder’s disposition of, or the non-U.S. holder’s holding period for, our common stock (provided that an exception does not apply), and, in the case where shares of our common stock are regularly traded on an established securities market, the non-U.S. holder has owned, directly or constructively, more than 5% of our common stock at any time within the shorter of the five-year period preceding the disposition or such non-U.S. holder’s holding period for the shares of our common stock.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if the non-U.S. holder actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding the non-U.S. holder’s disposition of, or the non-U.S. holder’s holding period for, our common stock.

69

If the non-U.S. holder is described in the first bullet above, it will be required to pay tax on the net gain derived from the sale, exchange or other taxable disposition under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a rate of 30%, or (in each case) such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet above will be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, exchange, or other taxable disposition, which gain may be offset by U.S. source capital losses for the year (provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses). Non-U.S. holders should consult their own tax advisors regarding any applicable income tax or other treaties that may apply.

Information Reporting and Backup Withholding

Generally, we or an applicable withholding agent must report annually to the IRS the amount of dividends paid to a non-U.S. holder, such non-U.S. holder’s name and address, and the amount of tax withheld, if any. A similar report is sent to such non-U.S. holder. Pursuant to any applicable income tax treaty or other agreement, the IRS may make such report available to the tax authority in such non-U.S. holder’s country of residence.

Dividends paid by us (or our paying agent) to a non-U.S. holder may also be subject to backup withholding at a current rate of 24%.

Such information reporting and backup withholding requirements may be avoided, however, if such non-U.S. holder establishes an exemption by providing a properly executed, and applicable, IRS Form W-8, or otherwise establishes an exemption. Generally, such information reporting and backup withholding requirements will not apply to a non-U.S. holder where the transaction is effected outside the United States, through a non-U.S. office of a non-U.S. broker. Notwithstanding the foregoing, backup withholding and information reporting may apply, however, if the applicable withholding agent has actual knowledge, or reason to know, that such non-U.S. holder is a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act (FATCA)

Sections 1471 to 1474 of the Code, Treasury Regulations issued thereunder and related official IRS guidance, commonly referred to as FATCA, generally impose a U.S. federal withholding tax of 30% on dividends on our common stock paid to a “foreign financial institution” (as defined under FATCA, and which may include banks, traditional financial institutions, investment funds, and certain holding companies), unless such institution enters into an agreement with the U.S. Department of the Treasury to, among other things, identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined under FATCA), report annually substantial information about such accounts, and withhold on certain payments to non-compliant foreign financial institutions and certain other account holders. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on our common stock paid to a “non-financial foreign entity” (as specially defined under FATCA), unless such entity provides identifying information regarding each of its direct or indirect “substantial United States owners” (as defined under FATCA), certifies that it does not have any substantial United States owners, or otherwise establishes an exemption. Accordingly, the institution or entity through which our common stock is held will affect the determination of whether such withholding is required.

The withholding obligations under FATCA generally apply to dividends on our common stock. Such withholding will apply regardless of whether the beneficial owner of the payment otherwise would be exempt from withholding pursuant to an applicable tax treaty with the United States, the Code, or other exemptions described above. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes.

70

Under proposed regulations, FATCA withholding on payments of gross proceeds has been eliminated. These proposed regulations are subject to change.

An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Prospective investors are encouraged to consult with their own tax advisors regarding the application of FATCA withholding to their investment in, and ownership and disposition of, our common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice to investors in their particular circumstances. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

[INSERT HERE]

71

LEGAL MATTERS

The validity of the common stock offered by us in this offering will be passed upon for us by David M. Bovi, P.A., Palm Beach Gardens, FL. [  ] is acting as counsel for the underwriters with respect to the offering.

EXPERTS

The consolidated financial statements for the years ended June 30, 2024 and 2023, included in this prospectus will be so included in reliance on the report of M&K CPAS, PLLC, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC with respect to our common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make references in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for the copies of the actual contract, agreement or other document.

We file periodic reports under the Securities Exchange Act of 1934, including annual, quarterly and special reports, and other information with the Securities and Exchange Commission. These periodic reports and other information are available on the website of the Securities and Exchange Commission at http://www.sec.gov.

We maintain a website at https://www.genflat.com. Information contained in or accessible through our website is not and should not be considered a part of this prospectus and you should not rely on that information in deciding whether to invest in our common stock.

72

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

GenFlat Holdings, Inc.

(formerly Healthcare Business Resources, Inc.)

73

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

GenFlat Holdings, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of GenFlat Holdings, Inc. (the Company) as of June 30 2024 and 2023, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the years in the two-year period, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30 2024 and 2023, and the results of its operations and its cash flows for each the years in the two-year period ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has yet to achieve profitable operations, has negative cash flows from operating activities, and is dependent upon future issuances of equity or other financings to fund ongoing operations all of which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB .

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and the significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe our audits provide a reasonable basis for our opinion.

F-1

Critical Audits Matter

The critical audits matter communicated below is a matter arising from the current period audits of the consolidated financial statements that was communicated or required to be communicated to the audits committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audits matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audits matter below, providing separate opinions on the critical audits matter or on the accounts or disclosures to which it relates.

Going Concern

As discussed in Note 1 to the financial statements, the Company had a going concern due to a working capital deficiency, and stockholders’ deficiency. Auditing management’s evaluation of a going concern can be a significant judgment. To evaluate the appropriateness of the going concern, we examined and evaluated the financial information that was the initial cause along with management’s plans to mitigate the going concern and management’s disclosure of going concern.

/s/ M&K CPAS, PLLC

M&K CPAS, PLLC

PCAOB ID: 2738

We have served as the Company’s auditor since 2024

The Woodlands, TX

September 30, 2024

F-2

GenFlat Holdings, Inc. (formerly Healthcare Business Resources, Inc.)
Consolidated Balance Sheets

	June 30, 2024	June 30, 2023

Assets
Current Assets:
Cash	$38,971	$278,756
Accounts receivable	5,235	-
Prepaid expenses	-	477,000
Total current assets	44,206	755,756

Property and equipment, net	1,208	2,212
Right of use asset, operating lease	8,127	8,011
Intangible assets, net	81,115	113,739
Rental inventory, net	1,660,720	-
Total Assets	$1,795,376	$879,718

Liabilities and Stockholders' Equity

Current Liabilities:
Accounts payable and accrued liabilities	$104,980	$30,231
Notes payable – related party	105,000	-
Related party advances	8,731	8,731
Right of use liability, operating lease, current	8,127	8,127
Total current liabilities	226,838	47,089

Notes payable	50,500	125,000
Total Liabilities	277,338	172,089

Commitments and contingencies	-	-

Stockholders' Equity:
Common stock, $0.001 par value, 25,000,000 shares authorized, 10,548,191 and 10,205,195 shares issued and outstanding, respectively	10,548	10,205
Additional paid-in capital	4,615,732	2,583,395
Subscription payable	-	50,000
Accumulated deficit	(3,150,354)	(1,935,971)
Total Stockholders' equity attributable to GenFlat Holdings, Inc.	1,475,926	707,629
Noncontrolling interest	42,112	-
Total stockholders’ equity	1,518,038	707,629
Total Liabilities and Stockholders' Equity	$1,795,376	$879,718

See accompanying notes to the audited consolidated financial statements.

F-3

GenFlat Holdings, Inc. (formerly Healthcare Business Resources, Inc.)
Consolidated Statements of Operations

	Year Ended June 30, 2024	Year Ended June 30, 2023

Revenue	$5,234	$-
Cost of revenue	168,540	-
Gross profit	(163,306)

Operating expenses:
Research and development	-	395,713
General and administrative	1,069,424	478,081

Total operating expenses	1,069,424	873,794

Loss from operations	(1,232,730)	(873,794)

Other income (expense):
Interest expense	(1,961)	(3,234)
Other income	2,023	1,207
Total other income (expense)	62	(2,027)

Net loss	$(1,232,668)	$(875,821)
Noncontrolling interest	(18,285)	-
Net loss attributable to GenFlat Holdings, Inc.	$(1,214,383)	$(875,821)

Loss per share – basic and diluted attributable to GenFlat Holdings, Inc.	$(0.12)	$(0.09)
Loss per share - basic and diluted attributable to noncontrolling interest.	$(0.00)	$(0.00)

Weighted average shares outstanding – basic and diluted	10,438,400	9,926,322

See accompanying notes to the audited consolidated financial statements.

F-4

GenFlat Holdings, Inc. (formerly Healthcare Business Resources, Inc.)
Consolidated Statements of Stockholders' Equity
For the Years Ended June 30, 2024 and 2023

	Common Stock		Paid In	Stock	Accumulated		Noncontrolling
	Shares	Amount	Capital	Payable	Deficit	Total	Interest	Total

Balance, June 30, 2022	8,940,597	$8,941	$1,492,659	$-	$(1,060,150)	$441,450	$-	$441,450
Recapitalization	993,400	993	(993)			-		-
Common stock sold for cash	271,198	271	1,091,729	50,000	-	1,142,000		1,142,000
Net loss					(87,581)	(875,821)		(875,821)
Balance, June 30, 2023	10,205,195	10,205	2,583,395	50,000	(1,935,971)	707,629	-	707,629
Common stock sold for cash	531,295	531	2,338,769	(50,000)	-	2,289,300	-	2,289,300
Recapitalization	103,030	103	(246,326)	-	-	(246,223)	-	(246,223)
Issuance of common stock for reverse stock split	6,691	7	(7)	-	-	-	-	-
Reclassification of noncontrolling interest	(298,020)	(298)	(60,099)	-	-	(60,397)	60,397	-
Net Loss		-	-	-	(1,214,383)	(1,214,383)	(18,285)	(1,232,668)
Balance, June 30, 2024	10,548,191	$10,548	$4,615,732	$-	$(3,150,354)	$1,475,926	$42,112	$1,518,038

See accompanying notes to the audited consolidated financial statements.

F-5

GenFlat Holdings, Inc.
Consolidated Statements of Cash Flows (formerly Healthcare Business Resources, Inc.)
For the Years Ended June 30, 2024 and 2023

	June 30, 2024	June 30, 2023

Cash Flows from Operating Activities:
Net loss	$(1,232,668)	$(875,821)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	33,628	32,395
Rental inventory – depreciation expense	79,500	-
Amortization of right of use assets	(116)	12,679
Changes in operating assets and liabilities:
Accounts receivable	(5,235)	-
Prepaid expenses	477,000	(477,000)
Rental inventory	(1,740,220)	-
Accounts payable and accrued liabilities	(43,008)	26,264
Right of use liabilities	-	(12,879)
Net cash used in operating activities	(2,431,119)	(1,294,362)

Cash Flows from Investing Activities:
Capitalized patent costs	-	(1,300)
Purchases of property and equipment	-	(2,413)
Net cash used in investing activities	-	(3,713)

Cash Flows from Financing Activities:
Repayment on notes payable	(74,500)	-
Repayment of line of credit	(128,466)	-
Repayment of notes payable – related party	(100,000)	-
Proceeds from notes payable – related party	205,000	-
Proceeds from sale of common stock	2,289,300	1,142,000
Net cash provided by financing activities	2,191,334	1,142,000

Net change in cash	(239,785)	(156,075)

Cash, at beginning of period	278,756	434,831

Cash, at end of period	$38,971	$278,756

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

See accompanying notes to the audited consolidated financial statements.

F-6

GenFlat Holdings, Inc.

(formerly Healthcare Business Resources, Inc.)

Notes to Consolidated Financial Statements

For the year ended June 30, 2024 and 2023

NOTE 1. NATURE OF BUSINESS AND GOING CONCERN

On September 9, 2019 (commencement of operations), GenFlat Holdings, Inc. (formerly Healthcare Business Resources Inc.), a domestic corporation was organized in Delaware to provide consulting services to healthcare organizations. Unless the context otherwise requires, all references to “GenFlat” “Company,” “we,” “our” or “us” and other similar terms means GenFlat Holdings, Inc. (formerly Healthcare Business Resources Inc.), and its subsidiaries.

On October 18, 2023, the Company entered into a Share Exchange Agreement (“Share Exchange Agreement”) with GenFlat, Inc. (“GenFlat, Inc.”), a Delaware corporation, and GenFlat, Inc. shareholders who own 97.1% of the outstanding shares of common stock of GenFlat, Inc. Pursuant to the Share Exchange Agreement, all GenFlat, Inc. shareholders who are parties to the Share Exchange Agreement will receive ninety eight percent (98%) of the issued and outstanding shares of common stock of the Company in exchange for their shares of GenFlat, Inc. common stock on a pro rata basis.

The Share Exchange Agreement closed on December 20, 2023. Pursuant to the Share Exchange Agreement, and on the terms and subject to the conditions contained therein, at the closing, the Company acquired 97.22% of the outstanding shares of common stock of GenFlat, Inc. from GenFlat, Inc. stockholders who were a party to the Share Exchange Agreement in exchange for 1,043,847,000 shares of common stock of the Company. Additionally, 11,000,000 shares of outstanding Company common stock were canceled, resulting in 1,054,150,000 shares of common stock issued and outstanding as of the closing date.

As a result of the closing of the Share Exchange Agreement, the Company discontinued all aspects of its health care consulting business, and the Company is now focused on developing the GenFlat business plan. GenFlat is a start-up company that developed a more sustainable collapsible marine container, replacing traditional standard marine containers. GenFlat operates as a container sales and leasing company and supplies GenFlat’s patented marine container primarily to shipping line customers under a variety of short and long-term lease structures. In accordance with “reverse acquisition” accounting treatment, the historical financial statements of GenFlat, Inc. as of period ends, and for periods ended, prior to the acquisition became the historical financial statements of the Company in all future filings with the SEC, and the Company’s fiscal year end became June 30. All prior period information presented within this filing is of GenFlat, Inc. historical operations. The Company changed its name from Healthcare Business Resources Inc. to GenFlat Holdings, Inc. to better reflect its new business operations.

Unless the context otherwise requires, all references to “GenFlat” “Company,” “we,” “our” or “us” and other similar terms means GenFlat Holdings, Inc. (formerly Healthcare Business Resources Inc.), and its subsidiaries.

Liquidity and Going Concern

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At  June 30, 2024 the Company had not yet achieved consistent profitable operations and expects to incur further losses in the development of its business, all of which raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has initiated a formal sales and marketing plan including direct email campaigns, industry events, and business to business digital advertising to generate sales. The Company also intends to raise funds through an equity offering to meet the capital requirements to manufacturer its products. However, there is no assurance of additional funding being available through these plans or other sources.

F-7

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying audited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United Stated of America (“U.S. GAAP”) and, as such, include amounts based on judgments, estimates, and assumptions made by management that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority owned subsidiary, GenFlat, Inc, and its wholly-owned subsidiaries Collapsible Revolution, LLC, and Sub Oceanic Genflat LLC. All intercompany accounts, transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits with banks and liquid investments with an original maturity of three months or less.

Rental Inventory

Rental inventory consists of collapsible marine shipping containers. Rental inventory is stated at cost, net of related discounts, with an estimated useful life of 10 years. Generally, when rental equipment is acquired, the Company estimates the period that it will hold the asset, primarily based on historical measures of the amount of rental activity (e.g. equipment usage) and the targeted age of equipment at the time of disposal. The Company also estimates the residual value of the applicable rental equipment at the expected time of disposal. The residual value for rental equipment is affected by factors which include equipment age and amount of usage. Depreciation is recorded over the estimated holding period. Depreciation rates are reviewed on a quarterly basis based on management's ongoing assessment of present and estimated future market conditions, their effect on residual values at the time of disposal and the estimated holding periods. Market conditions for used equipment sales can also be affected by external factors such as the economy, natural disasters, fuel prices, supply of similar used equipment, the market price for similar new equipment and incentives offered by manufacturers of new equipment. These key factors are considered when estimating future residual values and assessing depreciation rates. As a result of this ongoing assessment, the Company makes periodic adjustments to depreciation rates of rental equipment in response to changed market conditions.

Long-Lived Assets

The Company amortizes acquired definite-lived intangible assets over their estimated useful lives. Other indefinite-lived intangible assets are not amortized but subject to annual impairment tests. In accordance with ASC 360 “Property Plant and Equipment,” the Company reviews the carrying value of intangibles subject to amortization and long-lived assets for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of long-lived assets is measured by comparison of its carrying amount to the undiscounted cash flows that the asset or asset group is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the property, if any, exceeds its fair market value.

F-8

Impairment of Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value.

Revenue Recognition

The Company is principally engaged in the business of renting equipment. Equipment rental revenue includes revenue generated from renting equipment to customers and is recognized on a straight-line basis over the length of the rental contract. As part of this straight-line methodology, when the equipment is returned, the Company recognizes as incremental revenue the excess, if any, between the amount the customer is contractually required to pay, which is based on the rental contract period applicable to the actual number of days the equipment was out on rent, over the cumulative amount of revenue recognized to date. In any given accounting period, the Company will have customers return equipment and be contractually required to pay more than the cumulative amount of revenue recognized to date under the straight-line methodology. Also included in equipment rental revenue is re-rent revenue in which the Company will rent specific pieces of equipment from vendors and then re-rent that equipment to its customers. Provisions for discounts, rebates to customers and other adjustments are provided for in the period the related revenue is recorded.

The Company’s sale of rental and new equipment, parts and supplies to customers are recognized under ASC Topic 606, Revenue from Contracts with Customers, ("Topic 606"). The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for such products or services.

Basic and Diluted Loss Per Share

In accordance with ASC 260 “Earnings per Share,” basic net loss per common share is computed by dividing net loss for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common and common equivalent shares, such as stock options and warrants, outstanding during the period. Such common equivalent shares have not been included in the computation of net loss per share as their effect would be anti-dilutive.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, which requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

Tax benefits of uncertain tax positions are recorded only where the position is “more likely than not” to be sustained based on their technical merits. The amount recognized is the amount that represents the largest amount of tax benefit that is greater than 50% likely of being ultimately realized. A liability is recognized for any benefit claimed or expected to be claimed, in a tax return in excess of the benefit recorded in the financial statements, along with any interest and penalty (if applicable) in such excess. The Company has no uncertain tax positions as of June 30, 2024, or June 30, 2023.

F-9

Fair Value of Financial Instruments

The carrying value of short-term instruments, including cash, accounts receivable, rental inventory, prepaid expenses, accounts payable and accrued expenses, and notes payable approximate fair value due to the relatively short period to maturity for these instruments.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs. The Company utilizes a three-level valuation hierarchy for disclosures of fair value measurements, defined as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value.

The Company does not have any assets or liabilities that are required to be measured and recorded at fair value on a recurring basis.

Stock-Based Compensation

Accounting Standards Codification (“ASC”) 718, “Accounting for Stock-Based Compensation” established financial accounting and reporting standards for stock-based compensation plans. It defines a fair value-based method of accounting for an employee stock option or similar equity instrument. Accordingly, employee share-based payment compensation is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the requisite service period. The valuation of employee stock options is an inherently subjective process, since market values are generally not available for long-term, non-transferable employee stock options. Accordingly, the Black-Scholes option pricing model is utilized to derive an estimated fair value. The Black-Scholes pricing model requires the consideration of the following six variables for purposes of estimating fair value:

Expected Dividends. We have never declared or paid any cash dividends on any of our capital stock and do not expect to do so in the foreseeable future. Accordingly, we use an expected dividend yield of zero to calculate the grant-date fair value of a stock option.

Expected Volatility. The expected volatility is a measure of the amount by which our stock price is expected to fluctuate during the expected term of options granted. We determine the expected volatility solely based upon the historical volatility of a peer group of companies of similar size and with similar operations.

Risk-Free Interest Rate. The risk-free interest rate is the implied yield available on U.S. Treasury zero-coupon issues with a remaining term equal to the option’s expected term on the grant date.

Expected Term. The expected life of stock options granted is based on the actual vesting date and the end of the contractual term.

Stock Option Exercise Price and Grant Date Price of Common Stock. Currently the Company utilizes the most recent cash sale price of its common stock as the most reasonable indication of fair value.

The Company accounts for compensation cost for stock option plans and for share based payments to non-employees in accordance with ASC 505, “Accounting for Equity Instruments Issued to Non-Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. Share-based awards to non-employees are expensed over the period in which the related services are rendered at their fair value.

F-10

Research and Development Costs

Research and development costs are expensed as incurred.

Leases

The Company accounts for leases under ASC 842 - Leases. The Company determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of obligations under operating leases, and obligations under operating leases, non-current on our balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date, adjusted by the deferred rent liabilities at the adoption date. Short-term leases of one year or less are not recognized as ROU assets and liabilities. If our leases do not provide an implicit rate, we use our estimated incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and initial direct costs incurred. Our terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Operating lease expense is recognized on a straight-line basis over the lease term.

Recent Accounting Pronouncements

The Company does not believe that any recently issued effective pronouncements, or pronouncements issued but not yet effective, if adopted, would have a material effect on the accompanying consolidated financial statements.

NOTE 3.  INTANGIBLE ASSETS, NET

On March 26, 2021, the Company acquired a group of patents related to the container design and functionality for a purchase price of $185,000. The Company paid $60,000 in cash and issued a $125,000 note payable for the transaction. The patents acquired are recognized as a long-lived intangible asset and are amortized over their estimated useful lives.

The following table represents the balances of intangible assets as of June 30, 2024 and June 30, 2023:

	Estimated life	June 30, 2024	June 30, 2023

Patent costs	5.75 years	$186,300	$186,300
		186,300	186,300
Accumulated Amortization		(105,185)	(72,561)
Net Intangible		$81,115	$113,739

During the years ended June 30, 2024 and June 30, 2023, the Company recognized amortization expense of $32,624 and $32,194 respectively, on the intangible assets.

NOTE 4. RENTAL INVENTORY, NET

During the year ended June 30, 2024, the Company developed and built its collapsible containers and Gennys used to collapse the marine containers. The containers purchased are recognized as rental inventory and are depreciated over their estimated useful lives.

F-11

As of June 30, 2024 and 2023, rental inventory consists of the following:

	Estimated life	June 30, 2024	June 30, 2023

Collapsible Containers	10 years	$1,590,000	$-
Gennys	10 years	150,220	-
		1,740,220	-
Accumulated Depreciation		(79,500)	-
Rental Inventory, net		$1,660,720	$-

Depreciation on rental inventory of $79,500 and $0 was recognized during the years ended June 30, 2024 and June 30, 2023, respectively and is included in costs of goods sold on the accompanying consolidated statements of operations.

NOTE 5. LEASES

The Company maintains an operating lease for its office space. The lease has a remaining term of 7 months. The Company determines if an arrangement is a lease at inception. As the rate implicit in each lease is not readily determinable, the Company uses its incremental borrowing rate based on information available at commencement to determine the present value of the lease payments. Right-of-use assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Leases with an initial term of 12 months or less (“short-term leases”) are not recorded on the balance sheet and are recognized on a straight-line basis over the lease term. The amount of right-of-use assets and lease liabilities were $8,127 and $8,127 as of June 30, 2024 and $8,011 and $8,127, respectively as of June 30, 2023. Aggregate lease expense for the years ended June 30, 2024, and 2023 was $10,800 and $10,650, respectively.

		Remaining
	Operating	Term in
	Lease	Years
2025	8,400
2026	-
Total lease payments	8,400
Less: imputed interest	(273)
Present value of lease liability	8,127	0.58

NOTE 6. DEBT

Senior Secured Convertible Credit Line

On July 1, 2022, the Company entered a secured convertible note up to $100,000. The secured convertible note matures on July 1, 2023 and bears interest at 8% per annum. The convertible note is secured by 110,000 shares of the Company’s common stock held by the Company’s CEO. In the event of an event of default on the note, at the option of the holder, the note can be converted into shares of the Company’s common stock at the conversion price of $0.01 per share. On July 12, 2023, the Company amended the secured convertible note of $100,000 issued on July 1, 2022. The amended secured convertible note was increased to $150,000 and is due on January 1, 2024. Following the Share Exchange, the Company repaid and extinguished the secured convertible note and accrued interest in full as of June 30, 2024.

Note Payable

On March 26, 2021, the Company entered into a promissory note agreement with a third party for a total principal of $125,000. The Company will pay 2.5% per annum, compounded annually until the total principal is paid in full. The note has no maturity date and no default interest rate. During the year ended June 30, 2024, the Company repaid $74,500. As of June 30, 2024, and June 30, 2023, the balance owed on the note was $50,500 and $125,000, respectively. Accrued interest on the note was $8,607 and $7,201 as of June 30, 2024, and June 30, 2023, respectively.

F-12

Note Payable – related party

During the year ended June 30, 2024, the Company entered into three promissory note agreements with a related party for a total principal of $205,000. The Company will pay 2.5% per annum, until the total principal is paid in full. The note has no maturity date and no default interest rate. During the year ended June 30, 2024, the Company repaid $100,000. As of June 30, 2024, the balance owed on the note was $105,000. Accrued interest on the note was $260 as of June 30, 2024.

NOTE 7. STOCKHOLDERS’ EQUITY

On September 8, 2023, the stockholders of Healthcare Business Resources Inc. approved an amendment (the “Amendment”) to Healthcare Business Resources Inc.’s Certificate of Incorporation to increase the total number of shares of common stock that it shall have authority to issue from 2,000,000 shares to 2,500,000,000shares. The Amendment was filed with the Secretary of the State of Delaware and became effective on October 16, 2023.

Effective May 17, 2024, the Company effected a reverse split of its common stock at a ratio of one-for-one hundred (1:100) (the “Reverse Split”). The par value of the common stock will remain at $0.001 per share. The number of authorized shares of common stock after the Reverse Split is fixed at twenty-five million (25,000,000) shares of common stock. The Reverse Split is presented retroactively in these consolidated financial statements.

During the year ended June 30, 2024, prior to closing of the Share Exchange, GenFlat sold a total of 564,628 shares of its common stock in exchange for net cash proceeds of $2,289,300. Of these shares, 33,333 were issued after June 30, 2024. GenFlat also returned $50,000 in cash to an investor who subscribed to shares during the year ended June 30, 2023.

On October 18, 2023, the Company entered into the Share Exchange Agreement with GenFlat and GenFlat shareholders who owned 97.22% of the outstanding shares of common stock of GenFlat. Pursuant to the Share Exchange Agreement, all GenFlat shareholders who were parties to the Share Exchange Agreement received 10,438,470 shares of common stock of the Company in exchange for their shares of GenFlat common stock on a pro rata basis. The Share Exchange Agreement closed on December 20, 2023. Additionally, 110,000 shares of outstanding Company common stock were canceled, resulting in 10,541,500 shares of common stock issued and outstanding as of the Closing Date.

The Share Exchange was accounted for as a reverse acquisition under ASC 805 due to the change in voting control of the legal acquirer. GenFlat was determined to be the accounting acquirer. As a result of the transaction, the Company has presented the historical operations of GenFlat prior to the merger in its consolidated financial statements. The balance sheet of HBR at the date of the Share Exchange Agreement consisted of the following:

Accounts payable	$107,880
Accrued interest	9,877
Senior Secured Convertible Credit line	128,466
Total liabilities assumed	$246,223

Subsequent to the closing of the Share Exchange, the Company repaid the Senior Secured Convertible Credit Line and accrued interest in full.

As a result of the Share Exchange, the Company recognized a noncontrolling interest related to the portion of GenFlat equity held by a shareholder not party to the Share Exchange agreement, representing 2.78% of outstanding GenFlat shares prior to the merger.

Incentive Stock Options

Pursuant to the Company’s 2020 Equity Incentive Plan, as amended, no more than 1,500,000 shares of common stock shall be available for the grant of Awards under the 2020 Equity Incentive Plan. During the terms of the Awards, the Company shall keep available at all times the number of shares of common stock required to satisfy such Awards. Shares available for future issuance under the 2020 Equity Plan is 1,500,000.

F-13

The following table summarizes the stock option activity for the year ended June 30, 2024:

	Number of	Weighted Average Exercise Price
	Options	Per Share
Outstanding at June 30, 2023	15,800	$57.00
Granted	-	-
Exercised	-	-
Cancelled and expired	(7,700)	50.00
Forfeited and expired	(8,100)	64.00
Outstanding at June 30, 2024	-	$-

As of June 30, 2024, there were no stock options exercisable.

Stock Warrants

The following table summarizes the stock warrant activity for the year ended June 30, 2024:

	Number of	Weighted Average Exercise Price
	Warrants	Per Share
Outstanding at June 30, 2023	14,000	$50.00
Granted	-	-
Exercised	-	-
Forfeited and expired	(14,000)	50.00
Outstanding at June 30, 2024	-	$-

As of June 30, 2024, there were no stock warrants exercisable.

NOTE 8. RELATED PARTY TRANSACTIONS

From time to time, the Company’s CEO paid expenses on behalf of the Company. As of June 30, 2024, and June 30, 2023, the Company owed $8,731 in advances to the Company’s CEO. These advances were repaid in full by the Company in August 2024. The Company’s Chief Operating Officer is a family member of the CEO and receives an annual salary of $150,000.

In May 2022, Collapsible Revolution, LLC entered into a consulting agreement with an advisor for consulting services related to public market listing of the Company. The Company paid $20,000 in cash to the consultant and agreed to pay an additional $20,000 upon filing of a prospectus, $25,000 upon effectiveness of such prospectus, and $25,000 upon public listing of the Company’s shares of common stock. The Company also agreed to issue 10% of the outstanding common shares of the Company to the consultant. The consultant formed GenFlat, Inc. in July 2022, and was its sole officer and Director until the closing of a reverse merger. The consultant held 1,000,000 shares of common stock of the Company that were issued at par value upon formation of GenFlat. At the time of the reverse merger, the consultant resigned as a Director and Officer, and amended the consulting agreement to remove the equity consideration described above. The consultant was paid $70,000 as a transaction fee as a result of the Share Exchange between GenFlat and the Company. This consultant was also a shareholder of the Company, and the holder of the Senior Secured Line of Credit.

F-14

The Company maintains an operating lease for its office space. The lease has a remaining term of 7 months. The Company determines if an arrangement is a lease at inception. As the rate implicit in each lease is not readily determinable, the Company uses its incremental borrowing rate based on information available at commencement to determine the present value of the lease payments. Right-of-use assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Leases with an initial term of 12 months or less (“short-term leases”) are not recorded on the balance sheet and are recognized on a straight-line basis over the lease term. See Note 5.

No member of management has benefited from the transactions with related parties.

During the year ended June 30, 2024, the Company entered into three promissory note agreements with the Company’s Chairman and CEO Drew Hall for an aggregate principal amount of $205,000. The Company will pay 2.5% per annum, until the total principal is paid in full. The note has no maturity date and no default interest rate. During the year ended June 30, 2024, the Company repaid $100,000. As of June 30, 2024, the balance owed on the notes was $105,000. Accrued interest on the notes was $260 as of June 30, 2024.

NOTE 9. INCOME TAXES

The Company is subject to United States federal income taxes at an approximate rate of 21%. The reconciliation of the provision for income taxes at the United States federal statutory rate compared to the Company’s income tax expense as reported is as follows:

The effective income tax rate for the years ended June 30, 2024 and 2023 consisted of the following:

	June 30,	June 30,
	2024	2023
Federal statutory income tax rate	21%	21%
Change in valuation allowance	(21)%	(21)%
Net effective income tax rate	-	-

Our reconciliation between the expected federal income tax benefit computed by applying the federal statutory rate to our net loss and the actual benefit for taxes on net loss for 2024 and 2023 is as follows:

	June 30,
	2024	2023

Expected federal income tax benefit at statutory rate before valuation allowance	$255,020	$183,922
Less: Valuation allowance	(255,020)	(183,922)
Income tax benefit	$-	$-

The Company has current net operating loss carryforwards of approximately $3,100,000 as of June 30, 2024, to offset future taxable income, which expire beginning 2030.

The components of the Company’s deferred tax asset are as follows:

	June 30,
	2024	2023
Deferred tax assets:
Net deferred tax assets before valuation allowance	$661,574	$406,554
Less: Valuation allowance	(661,574)	(406,554)
Net deferred tax assets	$-	$-

Based on the available objective evidence, including the Company’s history of its loss, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company provided for a full valuation allowance against its net deferred tax assets at June 30, 2024 and 2023, respectively.

In accordance with FASB ASC 740, the Company has evaluated its tax positions and determined there are no uncertain tax positions.

F-15

NOTE 10. COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, the Company may be subject to routine litigation, claims, or disputes in the ordinary course of business. In the opinion of management, no pending or known threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows. The Company cannot predict with certainty, however, the outcome or effect of any litigation, investigatory matters, or claims. There can be no assurance as to the ultimate outcome of any lawsuits and investigations.

Commitments

On July 1, 2024, the Company entered six separate Advisory Committee Member Agreements and agreed to the following compensation in each agreement.

a.	Cash Compensation. $5,000 annually, payable on June 30th of each year of service.

c.

a.  Equity Compensation. Subject to Board approval, stock options for 100,000 shares of Company stock. The stock options will have an exercise price of $6.00 per share and vest as follows: 1) Fifty thousand (50,000) options will vest immediately; 2) Twenty-five thousand (25,000) options on the first anniversary of the agreement, and 3) Twenty-five thousand (25,000) options on the second anniversary of the agreement, in all cases subject to continued Advisory Committee service as of such vesting dates and pursuant to the Company’s standard Non-Qualified Stock Option Award Agreement. Vested stock options must be exercised within ten (10) years of the grant date.

The exercise price of the options will be the fair market value of a share of common stock on the date of grant.

NOTE 11 – SUBSEQUENT EVENTS

Management has evaluated events through September 3, 2024, the date these financial statements were available for issuance, and determined there were no events requiring disclosures, except as disclosed below.

From time to time, the Company’s CEO paid expenses on behalf of the Company. As of June 30, 2024, the Company owed $8,731 in advances to the Company’s CEO. This balance was repaid in August 2024.

Subsequent to June 30, 2024, the Company sold a total of 23,000 shares of common stock for total proceeds of $138,000. The Company also issued 33,333 shares of common stock related to subscriptions received during the year ended June 30, 2024.

F-16

GenFlat Holdings, Inc.

Consolidated Balance Sheets

(Unaudited)

	December 31, 2024	June 30, 2024

Assets
Current Assets:
Cash	$340,967	$38,971
Accounts receivable, net	–	5,235
Prepaid expenses	20,000	–
Total current assets	360,967	44,206

Property and equipment, net	805	1,208
Right of use asset, operating lease	1,190	8,127
Intangible assets, net	64,847	81,115
Rental inventory, net	1,687,973	1,660,720
Total Assets	$2,115,782	$1,795,376

Liabilities and Stockholders' Equity
Current Liabilities:
Accounts payable and accrued liabilities	$118,861	$104,980
Notes payable – related party, current	–	105,000
Note payable - current	50,500	–
Related party advances	–	8,731
Right of use liability, operating lease, current	1,190	8,127
Total current liabilities	170,551	226,838

Notes payable	99,996	50,500
Total Liabilities	270,547	277,338

Commitments and contingencies	–	–

Stockholders' Equity:
Common stock, $0.001 par value 25,000,000 shares authorized, 10,604,524 and 10,548,191 shares issued and outstanding, respectively	10,604	10,548
Additional paid-in capital	6,723,218	4,615,732
Subscription payable	834,264	–
Accumulated deficit	(5,755,212)	(3,150,354)
Total Stockholders' equity attributable to GenFlat Holdings, Inc.	1,812,874	1,475,926
Noncontrolling interest	32,361	42,112
Total stockholders’ equity	1,845,235	1,518,038
Total Liabilities and Stockholders' Equity	$2,115,782	$1,795,376

See accompanying notes to the unaudited consolidated financial statements.

F-17

GenFlat Holdings, Inc.

Consolidated Statements of Operations

(Unaudited)

	For the Three Months Ended		For the Six Months Ended
	2024	2023	2024	2023

Revenue	$–	$–	$7,894	$–
Cost of revenue	52,717	–	105,911	–
Gross profit	(52,717)	–	(98,017)	–

Operating expenses:
Research and development expenses	52,000	–	88,000	–
General and administrative expenses	739,674	501,611	2,425,421	635,132
Total operating expenses	791,674	501,611	2,513,421	635,132

Loss from Operations	(844,391)	(501,611)	(2,611,438)	(635,132)

Other income (expense):
Interest expense	(1,816)	(354)	(3,173)	(707)
Other income	–	1,314	2	1,536
Total other income (expense)	(1,816)	960	(3,171)	829

Net loss	(846,207)	(500,651)	(2,614,609)	(634,303)
Noncontrolling interest	(5,290)	(1,242)	(9,751)	(1,242)
Net loss attributable to GenFlat Holdings, Inc.	$(840,917)	$(499,409)	$(2,604,858)	$(633,061)

Loss per share – basic and diluted attributable to GenFlat Holdings, Inc	$(0.08)	$(0.05)	$(0.25)	$(0.06)
Loss per share - basic and diluted attributable to noncontrolling interest.	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Weighted average common shares outstanding - basic and diluted	10,604,524	10,440,015	110,593,725	10,346,608

See accompanying notes to the unaudited consolidated financial statements.

F-18

GenFlat Holdings, Inc.

Consolidated Statements of Stockholders' Equity

For the Periods Ended December 31, 2024 and 2023

(Unaudited)

	Common Stock		Paid In	Stock	Accumulated		Noncontrolling
	Shares	Amount	Capital	Payable	Deficit	Total	Interest	Total

Balance, June 30, 2023	10,205,597	$10,205	$2,583,395	$50,000	$(1,935,971)	$707,629	$–	$707,629
Common stock sold for cash	62,087	62	249,938	–	–	250,000	–	250,000
Net loss	–	–	–	–	(133,652)	(133,652)	–	(133,652)
Balance, September 30, 2023	10,267,282	10,267	2,833,333	50,000	(2,069,623)	823,977	–	823,977
Common stock sold for cash	469,208	469	1,888,831	–	–	1,889,300	–	1,889,300
Recapitalization	103,030	103	(247,398)	–	–	(247,295)	–	(247,295)
Reclassification of noncontrolling interest	(298,020)	(298)	(60,099)	–	–	(60,397)	60,397	–
Net loss	–	–	–	–	(499,409)	(499,409)	(1,242)	(500,651)
Balance, December 31, 2023	10,541,500	$10,541	$4,414,667	$50,000	$(2,569,032)	$1,906,176	$59,155	$1,965,331

Balance, June 30, 2024	10,548,191	$10,548	$4,615,732	$–	$(3,150,354)	$1,475,926	$42,112	$1,518,038
Common stock sold for cash	56,333	56	137,944	–	–	138,000	–	138,000
Stock-based compensation	–	–	1,485,719	–	–	1,485,719	–	1,485,719
Net Loss	–	–	–	–	(1,763,941)	(1,763,941)	(4,461)	(1,768,402)
Balance, September 30, 2024	10,604,524	10,604	6,239,395	–	(4,914,295)	1,321,865	37,651	1,373,355
Common stock sold for cash	–	–	–	834,264	–	834,264	–	834,264
Stock-based compensation	–	–	483,823	–	–	483,823	–	483,823
Net Loss	–	–	–	–	(840,917)	(840,917)	(5,290)	(846,207)
Balance, December 31, 2024	10,604,524	$10,604	$6,723,218	$834,264	$(5,755,212)	$1,812,874	$32,361	$1,845,235

See accompanying notes to the unaudited consolidated financial statements.

F-19

GenFlat Holdings, Inc.

Consolidated Statements of Cash Flows

For the Six Months Ended December 31, 2024 and 2023

(Unaudited)

	December 31, 2024	December 31, 2023

Cash Flows from Operating Activities:
Net loss	$(2,614,609)	$(634,303)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	16,671	17,003
Stock-based compensation expense	1,969,542	–
Rental inventory – depreciation expense	85,442	–
Amortization of right of use assets	–	6,837
Changes in operating assets and liabilities:
Accounts receivable	5,235	–
Prepaid expenses	(20,000)	477,000
Right of use asset	6,937	–
Rental inventory	(112,695)	(1,590,000)
Accounts payable and accrued liabilities	13,881	(69,955)
Right of use liabilities	(6,937)	(6,937)
Net cash used in operating activities	(656,533)	(1,800,355)

Cash Flows from Investing Activities:
Capitalized patent costs	–	–
Purchases of property and equipment	–	–
Net cash used in investing activities	–	–

Cash Flows from Financing Activities:
Repayment on notes payable	–	(74,500)
Repayment of line of credit	–	(128,466)
Repayment of related party advances	(8,731)	–
Repayment of notes payable – related party	(199,750)	–
Proceeds from note payable	99,996	–
Proceeds from notes payable – related party	94,750	–
Proceeds from sale of common stock	972,264	2,089,298
Net cash provided by financing activities	958,529	1,886,332

Net change in cash	301,996	85,977

Cash, at beginning of period	38,971	278,756

Cash, at end of period	$340,967	$364,733

Supplemental disclosures of cash flow information:
Cash paid for interest	$–	$–
Cash paid for income taxes	$–	$–

See accompanying notes to the unaudited consolidated financial statements.

F-20

GenFlat Holdings, Inc.

Notes to Consolidated Financial Statements

For the period ended December 31, 2024

(Unaudited)

NOTE 1. NATURE OF BUSINESS AND GOING CONCERN

On September 9, 2019 (commencement of operations), GenFlat Holdings, Inc. (formerly Healthcare Business Resources Inc.), a domestic corporation was organized in Delaware to provide consulting services to healthcare organizations. Unless the context otherwise requires, all references to “GenFlat” “Company,” “we,” “our” or “us” and other similar terms means GenFlat Holdings, Inc. (formerly Healthcare Business Resources Inc.), and its subsidiaries.

On October 18, 2023, the Company entered into a Share Exchange Agreement (“Share Exchange Agreement”) with GenFlat, Inc. (“GenFlat, Inc.”), a Delaware corporation, and GenFlat, Inc. shareholders who owned 97.1% of the outstanding shares of common stock of GenFlat, Inc. Pursuant to the Share Exchange Agreement, all GenFlat, Inc. shareholders who are parties to the Share Exchange Agreement will receive ninety eight percent (98%) of the issued and outstanding shares of common stock of the Company in exchange for their shares of GenFlat, Inc. common stock on a pro rata basis.

As a result of the closing of the Share Exchange Agreement, the Company discontinued all aspects of its health care consulting business, and the Company is now focused on developing the GenFlat business plan. GenFlat is a start-up company that developed a more sustainable collapsible marine container, replacing traditional standard marine containers. GenFlat operates as a container sales and leasing company and supplies GenFlat’s patented marine container primarily to shipping line customers under a variety of short and long-term lease structures. In accordance with “reverse acquisition” accounting treatment, the historical financial statements of GenFlat, Inc. as of period ends, and for periods ended, prior to the acquisition became the historical financial statements of the Company in all future filings with the SEC, and the Company’s fiscal year end became June 30. All prior period information presented within this filing is of GenFlat, Inc. historical operations. The Company changed its name from Healthcare Business Resources Inc. to GenFlat Holdings, Inc. to better reflect its new business operations.

Unless the context otherwise requires, all references to “GenFlat” “Company,” “we,” “our” or “us” and other similar terms means GenFlat Holdings, Inc. (formerly Healthcare Business Resources Inc.), and its subsidiaries.

Liquidity and Going Concern

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. As of December 31, 2024 the Company had not yet achieved consistent profitable operations and expects to incur further losses in the development of its business, all of which raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has initiated a formal sales and marketing plan including direct email campaigns, industry events, and business-to-business digital advertising to generate sales. The Company also intends to continue to raise funds through an equity offering to meet the capital requirements to manufacturer its products. However, there is no assurance of additional funding being available through these plans or other sources.

F-21

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United Stated of America (“U.S. GAAP”) and, as such, include amounts based on judgments, estimates, and assumptions made by management that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying interim consolidated financial statements include the accounts of the Company and its majority owned subsidiary, GenFlat, Inc, and its wholly-owned subsidiaries Collapsible Revolution, LLC, and Sub Oceanic Genflat LLC. All intercompany accounts, transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits with banks and liquid investments with an original maturity of three months or less.

Rental Inventory

Rental inventory consists of collapsible marine shipping containers. Rental inventory is stated at cost, net of related discounts, with an estimated useful life of 10 years. Generally, when rental equipment is acquired, the Company estimates the period that it will hold the asset, primarily based on historical measures of the amount of rental activity (e.g. equipment usage) and the targeted age of equipment at the time of disposal. The Company also estimates the residual value of the applicable rental equipment at the expected time of disposal. The residual value for rental equipment is affected by factors which include equipment age and amount of usage. Depreciation is recorded over the estimated holding period. Depreciation rates are reviewed on a quarterly basis based on management's ongoing assessment of present and estimated future market conditions, their effect on residual values at the time of disposal and the estimated holding periods. Market conditions for used equipment sales can also be affected by external factors such as the economy, natural disasters, fuel prices, supply of similar used equipment, the market price for similar new equipment and incentives offered by manufacturers of new equipment. These key factors are considered when estimating future residual values and assessing depreciation rates. As a result of this ongoing assessment, the Company makes periodic adjustments to depreciation rates of rental equipment in response to changed market conditions.

Long-Lived Assets

The Company amortizes acquired definite-lived intangible assets over their estimated useful lives. Other indefinite-lived intangible assets are not amortized but subject to annual impairment tests. In accordance with ASC 360 “Property Plant and Equipment,” the Company reviews the carrying value of intangibles subject to amortization and long-lived assets for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of long-lived assets is measured by comparison of its carrying amount to the undiscounted cash flows that the asset or asset group is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the property, if any, exceeds its fair market value.

F-22

Impairment of Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value.

Revenue Recognition

The Company is principally engaged in the business of renting equipment. Equipment rental revenue includes revenue generated from renting equipment to customers and is recognized on a straight-line basis over the length of the rental contract. As part of this straight-line methodology, when the equipment is returned, the Company recognizes as incremental revenue the excess, if any, between the amount the customer is contractually required to pay, which is based on the rental contract period applicable to the actual number of days the equipment was out on rent, over the cumulative amount of revenue recognized to date. In any given accounting period, the Company will have customers return equipment and be contractually required to pay more than the cumulative amount of revenue recognized to date under the straight-line methodology. Also included in equipment rental revenue is re-rent revenue in which the Company will rent specific pieces of equipment from vendors and then re-rent that equipment to its customers. Provisions for discounts, rebates to customers and other adjustments are provided for in the period the related revenue is recorded.

The Company’s sale of rental and new equipment, parts and supplies to customers are recognized under ASC Topic 606, Revenue from Contracts with Customers, ("Topic 606"). The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for such products or services.

Basic and Diluted Loss Per Share

In accordance with ASC 260 “Earnings per Share,” basic net loss per common share is computed by dividing net loss for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common and common equivalent shares, such as stock options and warrants, outstanding during the period. Such common equivalent shares have not been included in the computation of net loss per share as their effect would be anti-dilutive.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, which requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

Tax benefits of uncertain tax positions are recorded only where the position is “more likely than not” to be sustained based on their technical merits. The amount recognized is the amount that represents the largest amount of tax benefit that is greater than 50% likely of being ultimately realized. A liability is recognized for any benefit claimed or expected to be claimed, in a tax return in excess of the benefit recorded in the financial statements, along with any interest and penalty (if applicable) in such excess. The Company has no uncertain tax positions as of December 31, 2024, or June 30, 2024.

Fair Value of Financial Instruments

The carrying value of short-term instruments, including cash, accounts receivable, rental inventory, prepaid expenses, accounts payable and accrued expenses, and notes payable approximate fair value due to the relatively short period to maturity for these instruments.

F-23

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs. The Company utilizes a three-level valuation hierarchy for disclosures of fair value measurements, defined as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value.

The Company does not have any assets or liabilities that are required to be measured and recorded at fair value on a recurring basis.

Stock-Based Compensation

Accounting Standards Codification (“ASC”) 718, “Accounting for Stock-Based Compensation” established financial accounting and reporting standards for stock-based compensation plans. It defines a fair value-based method of accounting for an employee stock option or similar equity instrument. Accordingly, employee share-based payment compensation is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the requisite service period. The valuation of employee stock options is an inherently subjective process, since market values are generally not available for long-term, non-transferable employee stock options. Accordingly, the Black-Scholes option pricing model is utilized to derive an estimated fair value. The Black-Scholes pricing model requires the consideration of the following six variables for purposes of estimating fair value:

Expected Dividends. We have never declared or paid any cash dividends on any of our capital stock and do not expect to do so in the foreseeable future. Accordingly, we use an expected dividend yield of zero to calculate the grant-date fair value of a stock option.

Expected Volatility. The expected volatility is a measure of the amount by which our stock price is expected to fluctuate during the expected term of options granted. We determine the expected volatility solely based upon the historical volatility of a peer group of companies of similar size and with similar operations.

Risk-Free Interest Rate. The risk-free interest rate is the implied yield available on U.S. Treasury zero-coupon issues with a remaining term equal to the option’s expected term on the grant date.

Expected Term. The expected life of stock options granted is based on the actual vesting date and the end of the contractual term.

Stock Option Exercise Price and Grant Date Price of Common Stock. Currently the Company utilizes the most recent cash sale price of its common stock as the most reasonable indication of fair value.

The Company accounts for compensation cost for stock option plans and for share based payments to non-employees in accordance with ASC 505, “Accounting for Equity Instruments Issued to Non-Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. Share-based awards to non-employees are expensed over the period in which the related services are rendered at their fair value.

Research and Development Costs

Research and development costs are expensed as incurred.

F-24

Leases

The Company accounts for leases under ASC 842 - Leases. The Company determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of obligations under operating leases, and obligations under operating leases, non-current on our balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date, adjusted by the deferred rent liabilities at the adoption date. Short-term leases of one year or less are not recognized as ROU assets and liabilities. If our leases do not provide an implicit rate, we use our estimated incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and initial direct costs incurred. Our terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Operating lease expense is recognized on a straight-line basis over the lease term.

Recent Accounting Pronouncements

The Company does not believe that any recently issued effective pronouncements, or pronouncements issued but not yet effective, if adopted, would have a material effect on the accompanying consolidated financial statements.

NOTE 3. INTANGIBLE ASSETS, NET

On March 26, 2021, the Company acquired a group of patents related to the container design and functionality for a purchase price of $185,000. The Company paid $60,000 in cash and issued a $125,000 note payable for the transaction. The patents acquired are recognized as a long-lived intangible asset and are amortized over their estimated useful lives.

The following table represents the balances of intangible assets as of December 31, 2024 and June 30, 2024:

	Estimated life	December 31, 2024	June 30, 2024

Patent costs	5.75 years	$186,300	$186,300
		186,300	186,300
Accumulated Amortization		(121,453)	(105,185)
Net Intangible		$64,847	$81,115

During the six months ended December 31, 2024 and 2023, the Company recognized amortization expense of $16,268 and $16,401 respectively, on the intangible assets.

NOTE 4. RENTAL INVENTORY, NET

During the year ended June 30, 2024, the Company developed and built its collapsible containers and actuators used to collapse the marine containers. During the period ended December 31, 2024, the Company developed and built its Genny’s used to collapse the marine containers. The containers, actuators and Genny’s purchased are recognized as rental inventory and are depreciated over their estimated useful lives.

F-25

As of December 31, 2024 and June 30, 2024, rental inventory consists of the following:

	Estimated life	December 31, 2024	June 30, 2024

Collapsible Containers	10 years	$1,590,000	$1,590,000
Actuators	10 years	237,676	150,220
Inventory in development		25,239	–
		1,852,915	1,740,220
Accumulated Depreciation		(164,942)	(79,500)
Rental Inventory, net		$1,687,973	$1,660,720

Depreciation on rental inventory of $85,442 and $602 was recognized during the six months ended December 31, 2024 and 2023, respectively and is included in costs of goods sold on the accompanying consolidated statements of operations.

NOTE 5. LEASES

The Company maintains an operating lease for its office space with an entity controlled by the Company’s CEO Drew Hall. The lease has a remaining term of 4 months. The Company determines if an arrangement is a lease at inception. As the rate implicit in each lease is not readily determinable, the Company uses its incremental borrowing rate based on information available at commencement to determine the present value of the lease payments. Right-of-use assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Leases with an initial term of 12 months or less (“short-term leases”) are not recorded on the balance sheet and are recognized on a straight-line basis over the lease term. The amount of right-of-use assets and lease liabilities were $1,190 and $1,190 as of December 31, 2024 and $8,127 and $8,127, as of June 30, 2024, respectively. Aggregate lease expense for the six months ended December 31, 2024, and 2023 was $7,200 and $3,500, respectively.

	Operating Lease	Remaining Term in Years
2025	1,200
2026	–
Total lease payments	1,200
Less: imputed interest	(10)
Present value of lease liability	1,190	0.08

On January 3, 2025, the Company extended the operating lease for its office space to expire on January 31, 2026, and agreed to pay $1,320 on a monthly basis.

NOTE 6. DEBT

Notes Payable

On March 26, 2021, the Company entered into a promissory note agreement with a third party for a total principal of $125,000. The Company will pay 2.5% per annum, compounded annually until the total principal is paid in full. The note has no maturity date and no default interest rate. During the year ended June 30, 2024, the Company repaid $74,500. As of December 31, 2024, and June 30, 2024, the balance owed on the note was $50,500. Accrued interest on the note was $9,310 and $8,607 as of December 31, 2024, and June 30, 2024, respectively.

On July 30, 2024, the Company entered into a promissory note agreement for a total principal of $99,996. The Company will pay 2.5% per annum, until the total principal is paid in full. The note has no maturity date and a default interest rate of 18%. As of December 31, 2024, the balance owed on the note was $99,996. Accrued interest on the note was $1,055 as of December 31, 2024. In December 2024, the noteholder elected to receive shares in settlement of the principal balance. The Company issued 16,666 shares of common stock to settle the note payable in January 2025.

F-26

Note Payable – related party

During the year ended June 30, 2024, the Company entered into three promissory note agreements with the Company’s CEO, Drew Hall, for a total principal of $205,000. The Company will pay 2.5% per annum, until the total principal is paid in full. The note has no maturity date and no default interest rate. During the year ended June 30, 2024, the Company repaid $100,000. During the period ended December 31, 2024, the Company received additional proceeds of $44,750 in aggregate from Mr. Hall and repaid a total of $149,750 on the promissory note agreements. As of December 31, 2024 and June 30, 2024, the balance owed on the note was $0 and $105,000, respectively. Accrued interest on the notes was $0 and $260 as of September 30, 2024 and June 30, 2024, respectively. The promissory notes and accrued interest were fully paid off as of December 31, 2024.

On October 1, 2024, the Company entered into a promissory note agreement with a significant shareholder for a total principal of $50,000. The Company will pay 10.00% per annum, until the total principal is paid in full. The note has a maturity date of November 1, 2024 and a default interest rate of 18%. During the period ended December 31, 2024, the Company repaid a total of $50,000 on the promissory note agreements and $573 of accrued interest. As of December 31, 2024, the balance owed on the note was $0.

NOTE 7. STOCKHOLDERS’ EQUITY

On September 8, 2023, the stockholders of Healthcare Business Resources Inc. approved an amendment (the “Amendment”) to Healthcare Business Resources Inc.’s Certificate of Incorporation to increase the total number of shares of common stock that it shall have authority to issue from 2,000,000 shares to 2,500,000,000 shares. The Amendment was filed with the Secretary of the State of Delaware and became effective on October 16, 2023.

Effective May 17, 2024, the Company effected a reverse split of its common stock at a ratio of one-for-one hundred (1:100) (the “Reverse Split”). The par value of the common stock will remain at $0.001 per share. The number of authorized shares of common stock after the Reverse Split is fixed at twenty-five million (25,000,000) shares of common stock. The Reverse Split is presented retroactively in these consolidated financial statements.

On November 4, 2024, the Company entered into a financing engagement agreement with a placement agent to act as the exclusive underwriter (the “Underwriter”) in connection with a future equity offering (the “Offering”). The Underwriter shall be entitled to an underwriting discount or cash fee equal to 7% of the gross proceeds of the Offering, a non-accountable expense reimbursement equal 1% of the gross proceeds of the Offering, and a warrant purchase option to purchase such number of warrants equal to 7% of the total number of units sold in the offering, which option will expire five years from the date of the Offering prospectus (the “Unit Purchase Option”). The Unit Purchase Option shall have an exercise price equal to 115% of the offering price of the Units sold in the Offering. The Company paid the Underwriter an advance of $15,000 during the three months ended December 31, 2024 related to this agreement.

During the period ended September 30, 2024, GenFlat sold a total of 23,000 shares of its common stock in exchange for net cash proceeds of $138,000. GenFlat also issued 33,333 shares previously subscribed in the previous fiscal year.

During the period ended December 31, 2024, GenFlat sold a total of 139,044 shares of its common stock in exchange for net cash proceeds of $834,264. These shares were issued subsequent to December 31, 2024.

During the year ended June 30, 2024, prior to closing of the Share Exchange, GenFlat sold a total of 564,628 shares of its common stock in exchange for net cash proceeds of $2,289,300. Of these shares, 33,333 were issued during the period ended September 30, 2024. GenFlat also returned $50,000 in cash to an investor who personally subscribed to shares during the year ended June 30, 2024 and re-issued the shares to the investor’s IRA in the same period.

On October 18, 2023, the Company entered into the Share Exchange Agreement with GenFlat and GenFlat shareholders who owned 97.22% of the outstanding shares of common stock of GenFlat. Pursuant to the Share Exchange Agreement, all GenFlat shareholders who were parties to the Share Exchange Agreement received 10,438,470 shares of common stock of the Company in exchange for their shares of GenFlat common stock on a pro rata basis. The Share Exchange Agreement closed on December 20, 2023. Additionally, 110,000 shares of outstanding Company common stock were canceled, resulting in 10,541,500 shares of common stock issued and outstanding as of the closing date.

F-27

The Share Exchange was accounted for as a reverse acquisition under ASC 805 due to the change in voting control of the legal acquirer. GenFlat was determined to be the accounting acquirer. As a result of the transaction, the Company has presented the historical operations of GenFlat prior to the merger in its consolidated financial statements. The balance sheet of HBR at the date of the Share Exchange Agreement consisted of the following:

Accounts payable	$107,880
Accrued interest	9,877
Senior Secured Convertible Credit line	128,466
Total liabilities assumed	$246,223

Subsequent to the closing of the Share Exchange, the Company repaid the Senior Secured Convertible Credit Line and accrued interest in full.

As a result of the Share Exchange, the Company recognized a noncontrolling interest related to the portion of GenFlat equity held by a shareholder not party to the Share Exchange agreement, representing 2.78% of outstanding GenFlat shares prior to the merger.

Incentive Stock Options

Pursuant to the Company’s 2020 Equity Incentive Plan, as amended, no more than 1,500,000 shares of common stock shall be available for the grant of Awards under the 2020 Equity Incentive Plan. During the terms of the Awards, the Company shall keep available at all times the number of shares of common stock required to satisfy such Awards. Shares available for future issuance under the 2020 Equity Incentive Plan is 800,000.

The following table summarizes the stock option activity for the period ended December 31, 2024:

	Number of Options	Weighted Average Exercise Price Per Share
Outstanding at June 30, 2024	–	$–
Granted	700,000	$6.00
Exercised	–	$–
Cancelled and expired	–	$–
Forfeited and expired	–	$–
Outstanding at December 31, 2024	700,000	$6.00

As of December 31, 2024, there were 350,000 stock options exercisable and an aggregate intrinsic value of $0.

The estimated fair value of the options issued in connection with the advisory agreements discussion in Note 9 was estimated using a Black-Scholes option pricing model and the following assumptions: 1) dividend yield of 0%; 2) risk-free rate of 3.67-4.45%; 3) volatility of 119-122%; 4) a common stock price of $6.00, and 5) an expected term of 6.25 years using the simplified method of calculating expected term. The estimated fair value of the options was $3,168,853. During the six months ended December 31, 2024, the Company recognized expense of $1,969,542 for these awards and expects to recognize an additional $1,199,311 through the end of the vesting period.

F-28

NOTE 8. RELATED PARTY TRANSACTIONS

From time to time, the Company’s CEO paid expenses on behalf of the Company. As of December 31, 2024, and June 30, 2024, the Company owed $0 and $8,731 in advances to the Company’s CEO. These advances were repaid in full by the Company in August 2024. The Company’s Chief Operating Officer is a family member of the CEO and receives an annual salary of $150,000.

In May 2022, Collapsible Revolution, LLC entered into a consulting agreement with an advisor for consulting services related to public market listing of the Company. The Company paid $20,000 in cash to the consultant and agreed to pay an additional $20,000 upon filing of a prospectus, $25,000 upon effectiveness of such prospectus, and $25,000 upon public listing of the Company’s shares of common stock. The Company also agreed to issue 10% of the outstanding common shares of the Company to the consultant. The consultant formed GenFlat, Inc. in July 2022, and was its sole officer and Director until the closing of a reverse merger. The consultant held 1,000,000 shares of common stock of the Company that were issued at par value upon formation of GenFlat. At the time of the reverse merger, the consultant resigned as a Director and Officer, and amended the consulting agreement to remove the equity consideration described above. The consultant was paid $70,000 as a transaction fee as a result of the Share Exchange between GenFlat and the Company. This consultant was also a shareholder of the Company, and the holder of the Senior Secured Line of Credit.

The Company maintains an operating lease for its office space. The lease has a remaining term of 4 months. On January 3, 2025, the Company extended the operating lease for its office space to expire on January 31, 2026, and agreed to pay $1,320 on a monthly basis. The Company determines if an arrangement is a lease at inception. As the rate implicit in each lease is not readily determinable, the Company uses its incremental borrowing rate based on information available at commencement to determine the present value of the lease payments. Right-of-use assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Leases with an initial term of 12 months or less (“short-term leases”) are not recorded on the balance sheet and are recognized on a straight-line basis over the lease term. See Note 5.

No member of management has benefited from the transactions with related parties.

During the year ended June 30, 2024, the Company entered into three promissory note agreements with the company’s CEO, Drew Hall, for a total principal of $205,000. The Company will pay 2.5% per annum, until the total principal is paid in full. The note has no maturity date and no default interest rate. During the year ended June 30, 2024, the Company repaid $100,000. During the period ended December 31, 2024, the Company received additional proceeds of $44,750 from Mr. Hall and repaid a total of $149,750 on the promissory note agreements. As of December 31, 2024 and June 30, 2024, the balance owed on the note was $0 and $105,000, respectively. Accrued interest on the notes was $0 and $260 as of September 30, 2024 and June 30, 2024, respectively. The promissory notes and accrued interest were fully paid off as of December 31, 2024.

On October 1, 2024, the Company entered into a promissory note agreement with a significant shareholder for a total principal of $50,000. The Company will pay 10.00% per annum, until the total principal is paid in full. The note has a maturity date of November 1, 2024 and a default interest rate of 18%. During the period ended December 31, 2024, the Company repaid a total of $50,000 on the promissory note agreements and $573 of accrued interest. As of December 31, 2024, the balance owed on the note was $0.

NOTE 9. COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, the Company may be subject to routine litigation, claims, or disputes in the ordinary course of business. In the opinion of management, no pending or known threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows. The Company cannot predict with certainty, however, the outcome or effect of any litigation, investigatory matters, or claims. There can be no assurance as to the ultimate outcome of any lawsuits and investigations.

F-29

Commitments

On July 1, 2024 and August 21, 2024, the Company entered an aggregate of seven separate Advisory Committee Member Agreements, respectively, and agreed to the following compensation in each agreement.

a.	Cash Compensation. $5,000 annually, payable on June 30th of each year of service.

b.

Equity Compensation. Stock options for 100,000 shares of Company stock. The stock options will have an exercise price of $6.00 per share and vest as follows: 1) Fifty thousand (50,000) options will vest immediately; 2) Twenty-five thousand (25,000) options on the first anniversary of the agreement, and 3) Twenty-five thousand (25,000) options on the second anniversary of the agreement, in all cases subject to continued Advisory Committee service as of such vesting dates and pursuant to the Company’s standard Non-Qualified Stock Option Award Agreement. Vested stock options must be exercised within ten (10) years of the grant date.

NOTE 10. SUBSEQUENT EVENTS

Management has evaluated events through [________], 2025, the date these financial statements were available for issuance, and determined there were no events requiring disclosures, except as disclosed below.

Subsequent to December 31, 2024, the Company issued 139,044 shares related to subscriptions for $834,264 in cash received prior to December 31, 2024. The Company also received cash proceeds of $60,000 related to the sale of an additional 10,000 shares of commons stock. The Company also issued 16,666 shares in settlement of the note payable as disclosed in Note 6.

F-30

Shares

GENFLAT HOLDINGS, INC.

[•] Common Shares

_________________

PROSPECTUS

_________________

Unnamed Underwriter

a division of [____________]

          , 2025

Until and including [•], 2025 (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13 — OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the expenses payable by the registrant expected to be incurred in connection with the issuance and distribution of the shares of common stock being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, other than the filing and listing fees payable to the SEC, FINRA, and stock exchange listing fee.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
Stock exchange listing fee		*
Transfer agent’s fees and expenses		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous expenses		*
Total	$	*

____________

*  To be provided by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the DGCL, or Section 145, provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

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Our certificate of incorporation and bylaws provide that we must indemnify our directors and officers to the fullest extent permitted by the DGCL and must indemnify against all expenses, liability, and loss incurred in investigating, defending or participating in such proceedings.

We have also entered into separate indemnification agreements with our directors and officers. Each indemnification agreement provides, among other things, for indemnification to the fullest extent permitted by law and our bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements provide for the advancement or payment of all expenses to the indemnitee.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation, our bylaws, agreement, vote of stockholders or disinterested directors or otherwise; provided, however, in the case of any such amendment or interpretation, only to the extent that such amendment or interpretation permits us to provide broader indemnification rights than we were permitted prior thereto.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

The following is a summary of all securities that we have sold within the past 3 years without registration under the Securities Act of 1933, as amended (the “Securities Act”) all of which were offered and sold in reliance upon exemptions from registration under Section 4(a)(2) and 4(a)(5) of the Securities Act and/or (i) Rule 506 of Regulation D promulgated thereunder; and (ii) Regulation S promulgated thereunder. No underwriters were utilized and no commissions or fees were paid with respect to any of the following.

Common Stock

In May 2024, we commenced a private offering of up to 1,200,000 shares of our common stock at the offering price of $6.00 per share. This offering is currently open. To date 02.06.2025, we have issued a total of 233,709 shares for total consideration of $1,402,254. No registration rights were provided to these stockholders in connection with this private offering. We relied on Section 4(a)(2), Rule 506(b) of Regulation D and Regulation S of the Securities Act since the transactions did not involve any public offering.

On October 18, 2023, the Company entered into a share exchange agreement with GenFlat, Inc. and GenFlat, Inc. shareholders who owned 97.22% of the outstanding shares of common stock of GenFlat, Inc. Pursuant to the share exchange agreement, all GenFlat, Inc. shareholders who were parties to the share exchange agreement received 10,438,470 shares of common stock of the Company in exchange for their shares of GenFlat, Inc. common stock on a pro rata basis. The share exchange agreement closed on December 20, 2023. Additionally, 110,000 shares of outstanding Company common stock were canceled, resulting in 10,541,500 shares of common stock issued and outstanding as of the closing date. We relied on Section 4(a)(2), Rule 506(b) of Regulation D and Regulation S of the Securities Act since the transactions did not involve any public offering.

Prior to the closing of the December 20, 2023, share exchange with our Company, GenFlat, Inc. sold a total of 564,628 shares of its common stock in exchange for net cash proceeds of $2,289,300. Of these shares, 33,333 were issued after June 30, 2024. GenFlat, Inc. also returned $50,000 in cash to an investor who subscribed to shares during that offering. No registration rights were provided to these stockholders in connection with this private offering. We relied on Section 4(a)(5), Rule 506(b) of Regulation D and Regulation S of the Securities Act since the transactions did not involve any public offering.

Prior to the closing of the December 20, 2023, share exchange with our Company, during December 2022, GenFlat, Inc. entered into a business combination agreement with Collapsible Revolution, LLC and issued a total of  9,980,000 shares of its common stock in exchange for all of the outstanding securities of Collapsible Revolution, LLC.  No registration rights were provided to these stockholders in connection with this private offering. We relied on Section 4(a)(5), Rule 506(b) of Regulation D and Regulation S of the Securities Act since the transactions did not involve any public offering.

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Senior Secured Convertible Credit Line

On July 1, 2022, the Company entered a secured convertible note up to $100,000. The secured convertible note matures on July 1, 2023 and bears interest at 8% per annum. The convertible note is secured by 110,000 shares of the Company’s common stock held by the Company’s CEO. In the event of an event of default on the note, at the option of the holder, the note can be converted into shares of the Company’s common stock at the conversion price of $0.01 per share. On July 12, 2023, the Company amended the secured convertible note of $100,000 issued on July 1, 2022. The amended secured convertible note was increased to $150,000 and is due on January 1, 2024. On December 20, 2023, the Company repaid and extinguished the secured convertible note and accrued interest in full. We relied on Section 4(a)(2) of the Securities Act since the transaction did not involve any public offering.

Note Payable

Prior to the closing of the December 20, 2023, share exchange with our Company, On March 26, 2021, GenFlat, Inc. entered into a promissory note agreement with a third party for a total principal of $125,000. The Company will pay 2.5% per annum, compounded annually until the total principal is paid in full. The note has no maturity date and no default interest rate. During the year ended June 30, 2024, the Company repaid $74,500. As of June 30, 2024, and June 30, 2023, the balance owed on the note was $50,500 and $125,000, respectively. Accrued interest on the note was $8,607 and $7,201 as of June 30, 2024, and June 30, 2023, respectively. We relied on Section 4(a)(2) of the Securities Act since the transaction did not involve any public offering.

Note Payable – related party

During the year ended June 30, 2024, the Company entered into three promissory note agreements with a related party for a total principal of $205,000. The Company will pay 2.5% per annum, until the total principal is paid in full. The note has no maturity date and no default interest rate. During the year ended June 30, 2024, the Company repaid $100,000. As of June 30, 2024, the balance owed on the note was $105,000. Accrued interest on the note was $260 as of June 30, 2024. We relied on Section 4(a)(2) of the Securities Act since the transaction did not involve any public offering.

Note Payable – related party

On May 11, 2022, the Company issued to a related party a promissory note in the aggregate principal amount of $225,000. The principal amount of $225,000 plus all interest under the promissory note will be due and payable on December 31, 2023. Interest on the promissory note will accrue at the greater of rate of 2.0% per annum or the long-term adjusted applicable federal rates for the current month, beginning on the date the principal amount is received by the Company until the principal amount and all accrued but unpaid interest shall have been paid. The promissory note is an unsecured debt obligation of the Company. On June 21, 2022, the Company agreed to convert the promissory note and interest of $530 into 450,000 shares of the Company’s common stock. On July 13, 2022, the Company’s board approved the issuance of the 450,000 shares of common stock. Subsequent to November 30, 2022, the Company issued 450,000 shares to the related party noteholder.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

See the Exhibit Index.

(b) Financial Statement Schedules.

None.

(c) Reports, Opinions and Appraisals.

None.

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ITEM 17. UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Tooele, State of Utah, on [  ], 2025.

GENFLAT HOLDINGS, INC.

By:	/s/
Drew D. Hall
Chief Executive Officer and Chief Financial Officer (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Signature	Title	Date

/s/	Chief Executive Officer, Chief Financial Officer and Director
Drew D. Hall	(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

/s/ [ ]	Director
[ ]

/s/ [ ]	Director
[ ]

/s/ [ ]	Director
[ ]

/s/ [ ]	Director
[ ]

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EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
2.1	Share Exchange Agreement dated October 18, 2023
3.1	Certificate of Incorporation
3.2	Certificate of Amendment to Certificate of Incorporation
3.3	Second Certificate of Amendment to Certificate of Incorporation
3.4	Bylaws
4.1	Description of Registrant’s Securities
4.2*	Form of Stock Certificate
5.1*	Opinion of David M. Bovi, P.A.
10.1†	Restated 2020 Equity Incentive Plan
10.2†	Employment Agreement - Drew D. Hall dated 12/20/2023
10.3†	Employment Agreement - Garrett R. Hall dated 12/20/2023
10.4†	Employment Agreement Amendment - Garrett R. Hall dated 11/27/2024
10.5†	Employment Agreement - Joseph J. Maggio dated 12/20/2023
10.6†	Employment Agreement Amendment - Joseph J. Maggio dated 11/27/2024
10.7†	Consulting Agreement - Meraki Partners LLC dated 5/20/2022, as amended on 10/31/2022
10.8†	Consulting Agreement - Alex Bellehumeur dated 01/05/2024
10.9	Collapsable Container and Genny Agreement with China International Marine Containers dated 7/6/2018 (included in Exhibit 10.7)
10.10	Assignment of Collapsible Container and Genny Agreement to Collapsible Revolution, LLC . dated 5/31/2021
10.11	Form of Indemnification Agreement for Directors and Officers
10.12†	Form of Advisory Board Agreement
10.13	Promissory Note - dated July 1, 2022
10.14	Amendment to Promissory Note – dated July 12, 2023
10.15	Promissory Note- $99,996 – dated July 30, 2024
10.16	Promissory Note - $17,000 – dated July 2, 2024
10.17*	Form of Lock-Up Agreement*
14.1	Code of Business Conduct and Ethics
21.1	Subsidiaries of the Registrant
23.1*	Consent of M&K CPAS, PLLC
23.2*	Consent of David M. Bovi, P.A. (included in Exhibit 5.1)
99.1*	Form of Audit Committee Charter
99.2*	Form of Compensation Committee Charter
99.3*	Form of Nominating and Corporate Governance Committee Charter
99.4*	Form of Executive Incentive Compensation Clawback Policy
107*	Filing Fee Table

*	To be filed by amendment.
+	Indicates a management contract or any compensatory plan, contract or arrangement.

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